QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)1
Registration No. 146918

        Prospectus

6,750,000 shares

Aegean Marine Petroleum Network Inc.

Common Stock

        The selling shareholders, Leveret International Inc. and John P. Tavlarios, are offering all of the shares of common stock offered by this prospectus.

Our shares of common stock are listed on the New York Stock Exchange under the trading symbol "ANW." The closing price of our common stock on the New York Stock Exchange on November 14, 2007 was $38.23 per share. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

See the section of this prospectus entitled "Risk Factors" beginning on page 12 to read about the risks you should consider before buying shares of our common stock.

	Per Share	Total
Public Offering Price	$37.750	$254,812,500
Underwriting Discounts and Commissions	$1.793	$12,103,594
Proceeds To Selling Shareholders	$35.957	$242,708,906

        The underwriters have a 30-day option to purchase up to 1,012,500 additional shares from the selling shareholders to cover any over-allotments. We will not receive any of the proceeds from the sale of shares by the selling shareholders if the underwriters exercise their over-allotment option.

Delivery of shares will be made on or about November 20, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Jefferies & Company	Dahlman Rose & Company
Johnson Rice & Company L.L.C.	Stephens Inc.

The date of this prospectus is November 15, 2007.

U.K. (PORTLAND)
NORTHERN EUROPE (ANTWERP)
NEW YORK
MIAMI
GREECE (PIRAEUS)
GIBRALTAR
JAMAICA
SINGAPORE
U.A.E. (FUJAIRAH)
WEST AFRICA (GHANA)
Pre-IPO (December 2006)
Post-IPO (Opened or Announced)
Corporate Offices

We have not authorized anyone to give any information or to make any representations other than those contained in the prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

PROSPECTUS SUMMARY

        This summary highlights information contained in this prospectus. Before investing in our common shares, you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes, for a more complete understanding of our business and this offering. Unless we specify otherwise, all references in this prospectus to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. Please read "Glossary of Industry Terms" included in this prospectus for definitions of certain terms that are commonly used in our industry. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. dollars.

        Except where we or the context otherwise indicate, the information presented in this prospectus assumes (1) that the underwriters will not exercise their over-allotment option to purchase additional shares and (2) no issuance of any shares of our common stock reserved for issuance under our equity incentive plan. The information in this prospectus gives effect to a 1.26-for-one stock option split in the form of a stock dividend which occurred on November 21, 2006.

Our Company

        We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users. With service centers in Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Belgium, the United Kingdom and Ghana, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering tankers and conducts physical supply operations in multiple jurisdictions. We presently own a fleet of 17 bunkering tankers, comprised of 14 double hull and three single hull tankers with an average cargo-carrying capacity of approximately 6,233 deadweight tons, or dwt. We provide fueling services to virtually all types of ocean-going and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

        We provide our customers with a service that requires sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and proprietary software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world, this together with the capital intensive nature of our industry and the limited available shipyard capacity for new vessel construction represent a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand, and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world. We use our bunkering tankers in our physical delivery operations and do not generally charter them out to others. We manage our technical ship operations in-house, which helps us maintain high levels of customer service.

        The volume of marine fuel that we have sold has grown from approximately 1.0 million metric tons in the fiscal year ended December 31, 2002 to approximately 2.4 million metric tons in the fiscal year ended December 31, 2006. During the same period, our gross spread on marine petroleum products has grown from $8.2 million to $62.0 million and our operating income has grown from $0.8 million to $30.5 million. From the first to the third quarter of 2007, we grew our sales of marine fuel from 718,445 to 897,147 metric tons, generating gross spread on marine petroleum products of $18.1 million and $22.3 million, respectively, and increasing our net income by 18.2% from $6.6 million to $7.8 million.

        The refined marine fuel supply industry is a multi-billion dollar industry that serves an essential function in the shipping industry year-round. According to Lloyd's Marine Intelligence Unit, or Lloyd's MIU, ship-to-ship fueling of vessels in port and at sea, as distinguished from delivery via truck or pipeline, is the most commonly used method of delivery of refined marine fuel. Due to the significance of marine fuel costs in vessels' operating expenses, environmental concerns and customers' desire to minimize engine damage and off-hire time, we believe that customers are increasingly searching for a global network of marine fuel service centers with high quality operations and reliable and consistent service. According to Lloyd's MIU, in the past three decades, major oil producers have been reducing their bunkering operations. Our global network of marine fuel service centers provides us with greater flexibility in our sourcing and pricing strategies and enhances our competitiveness against other smaller independent physical suppliers as well as existing large trader and broker networks that leverage their size to perform intermediary services in our industry.

        We intend to continue expanding our business and marine fuel delivery capabilities. We have recently acquired a marine fuel logistics company based in Belgium with offshore operations in Northern Europe. In addition, we recently established a service center in Ghana and acquired a company that operates a marine fuel terminal in the United Kingdom. We expect to commence operations in both Ghana and the United Kingdom by the end of the year. We plan to establish new service centers in other selected locations around the world during the next several years and will pursue acquisitions opportunistically as a means of expanding our service. As we increase our global presence, we plan to expand our fleet by at least 30 new double hull bunkering tankers during the next three years and may purchase additional secondhand vessels in the future. In order to do this, we have entered into newbuilding contracts for the construction of 26 new double hull bunkering tankers, scheduled for delivery between the fourth quarter of 2007 and 2009, and have options, which we plan to exercise, to build four additional double hull bunkering tankers for delivery through the first quarter of 2010. For further discussion of our 26 newbuilding contracts and the options for four additional new double hull bunkering tankers, please refer to the section of this prospectus entitled "Business—Our Fleet."

        In addition to expanding our bunkering tanker fleet, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers. Our specialty tankers are scheduled for delivery in the fourth quarter of 2007 and first quarter of 2008, and we have options, which we plan to exercise, to build four additional specialty tankers. We plan to use these specialty tankers for the distribution of gasoline and other refined petroleum products to island economies. We view this business as complementary to our bunkering business, involving relatively complex customer requirements and requiring significant investment in management and software systems. We currently intend to deploy our specialty tankers primarily under contracts of affreightment. For further discussion of our two newbuilding contracts and the option to build four additional specialty tankers, please refer to the section of this prospectus entitled "Business—Our Fleet."

        We believe that we currently have a well-maintained, high quality fleet of double hull bunkering tankers. We currently own a fleet of 17 bunkering tankers, 14 of which are double hull, with an average age of approximately 17.6 years. According to Lloyd's MIU, the aggregate number of double hull tankers physically suitable for use in the marine fuel supply industry represents only approximately 21% of all tankers (excluding chemical tankers) suitable for such use. Following the delivery of the 26 newbuildings and the four additional vessels subject to an option, we expect to have 47 bunkering tankers in our fleet, 44 of which will be double hull, with an average age of approximately 10.8 years by the end of the first quarter of 2010.

        Under environmental protection laws and regulations, single hull tankers, including bunkering tankers, are undergoing a phase-out. The European Union, or the EU, and the International Maritime Organization, or the IMO, have already banned single hull tankers of 5,000 dwt and above from carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and are scheduled to ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. The EU and the IMO will require a phase-out of all other single hull tankers in 2010. The IMO, however, permits a flag state to extend the phase-out period to the earlier of 2015 or the 25th anniversary of the vessel's delivery. Given the fragmentation of the marine fuel supply market, we believe that the expanded size of our fleet of double hull bunkering tankers and our presence around the world makes us one of the leaders among independent physical suppliers of marine petroleum products.

        In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel and deliver a higher quality service to our customers. We own two double hull Panamax tankers with a cargo-carrying capacity of approximately 68,000 dwt each, which we use as floating storage facilities in Gibraltar and the United Arab Emirates. We also own one double hull Aframax tanker with a cargo-carrying capacity of approximately 83,900 dwt, which we are deploying for hire in the international spot market. We plan to position this vessel in Ghana for use as a floating storage facility.

        In addition to our bunkering operations, we have recently commenced the production and marketing of our own brand of marine lubricants, Alfa Marine Lubricants. Alfa Marine Lubricants can be used on most major vessels and reach the same customers as our bunkering business. Alfa Marine Lubricants are currently available in our service centers in Greece and Singapore. We plan to expand the distribution of marine lubricants throughout our other service centers and bunkering ports worldwide.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with competitive advantages in the marine fuel supply industry, including:

  •
  Integrated Service Capability. Our ability to control the process of physically supplying refined marine fuel to end users from procurement to delivery provides us with a distinct competitive advantage. We have:

  •
  long-term contractual arrangements with supply sources for marine petroleum products;

  •
  local service centers that monitor and support the logistics of each customer order;

  •
  bunkering tankers to transport marine fuel from our suppliers to customers;

  •
  floating storage facilities to manage supply of marine fuel; and

  •
  our own brand of marine lubricants for sale to our existing and new customers.

  Our direct control and management of bunkering tankers and delivery schedules enhance our ability to provide marine fuel to ships on a timely and cost effective basis while controlling the quality of our product, service and fueling safety. As a result, we believe that we can better service our customers than traders or brokers, who solely resell marine petroleum products or contract with third parties to deliver the products.

  •
  Strong Customer Relationships. We have developed strong relationships with our customers as a result of the quality of our operations and reliability of our service. We service a broad base of customers, including international ship operators, marine fuel traders, brokers and other users. Our strong customer relationships result in repeat business across our service locations. We believe that we can leverage our successful relationships with our customers to provide us with significant opportunities to expand our business and establish additional service centers throughout the world.

  •
  Fleet of Double Hull Bunkering Tankers. The percentage of our fleet comprised of double hull bunkering tankers significantly exceeds the industry average. Given the expected ban of a significant portion of single hull bunkering tankers, the capacity constraint of the world's shipyards, the capital requirements necessary to renew bunkering fleets and the impracticality of retrofitting most single hull tankers with double hulls, we believe that the number of bunkering tankers worldwide will decline significantly through 2008. We expect to have 44 double hull vessels in our operating fleet of bunkering tankers by the end of the second quarter of 2010. Since we expect the global supply of bunkering tankers to decline and our double hull fleet to more than triple, we believe that we will be favorably positioned to expand our business in existing and new markets.

  •
  Effective Credit Controls. We provide trade credit to customers who, according to our in-house credit system, exhibit an acceptable credit risk profile. We believe our active credit risk management has been essential to our success. Our credit evaluation system has enabled our business to grow while allowing us to effectively manage our credit exposure. For the past three years, our write-offs of receivables were less than $0.1 million in the aggregate.

  •
  Limited Inventory Price Risk. We minimize the risk of oil price fluctuations by generally purchasing inventory for which we already have a confirmed sales order. Our cost of marine fuel is typically tied to average spot pricing, and we generally do not fix future prices to our customers for periods in excess of one week. We typically arrange to take fuel deliveries on the day of, or a few days prior to, the delivery to our customer and thereby maintain inventory close to minimum operating levels. Accordingly, we believe that fluctuating oil prices do not cause us to experience material levels of inventory or transactional losses.

  •
  Strong Management with Successful Track Record. We have assembled a management team of senior executive officers and key employees with decades of experience in the commercial, technical, management and financial areas of the marine fuel supply and shipping industries. Given that we began operations in Greece and subsequently expanded into Gibraltar, the United Arab Emirates, Jamaica, Singapore and, most recently, Ghana and Belgium, we believe that our management team has a demonstrated history of successfully expanding our marine fuel delivery capabilities by entering into new geographic markets and adding vessels to our fleet of bunkering tankers.

Our Strategy

        We believe that future growth will be achieved not only by increasing market share in our current locations but also by expanding operations to other locations. As part of our strategy, we intend to:

  •
  Expand the Global Reach of our Business and our Fleet. We intend to capitalize on our ability to effectively manage bunkering operations in multiple locations and increase the global reach of our business and our fleet. We plan to expand our operations through opening new service centers in selected locations around the world during the next several years and explore acquisition opportunities of marine fuel supply and complementary businesses. Since December 2006, we have acquired four secondhand bunkering tankers and taken delivery of one newbuilding. We intend to continue to grow our bunkering tanker fleet through timely and selective acquisitions of newly-built and secondhand bunkering tankers.

  •
  Maintain and Leverage Relationships with our Customers. We intend to maintain strong relationships with our customers by providing high quality products, reliable service and innovative solutions to meet their needs. As we continue to expand into additional markets and provide new services and products, we plan to leverage our existing customer relationships to capture additional business.

  •
  Capitalize on Phase-Out of Single Hull Bunkering Tankers. Given the expected ban of a significant portion of single hull bunkering tankers by 2008, we believe that the number of bunkering tankers worldwide will decline significantly. As we expect to grow our double hull bunkering tanker fleet by early 2010, we plan to leverage our modern, high-quality vessels to fill a portion of the market currently serviced by single hull vessels. Given the fragmentation of the marine fuel delivery market, we believe that the expanded size of our fleet of double hull bunkering tankers and presence around the world will further enhance our industry position.

  •
  Flexible Sourcing of Marine Fuels. We employ a variety of methods for purposes of obtaining an adequate supply of high quality marine fuels. In some of our markets, such as Greece and Jamaica, we have entered into long-term supply contracts with marine fuel suppliers. In markets which are more susceptible to supply constraints or where we have not identified reliable local suppliers, our strategy is to develop the capability of storing marine fuel on a short-term basis. Currently, we have positioned two floating storage facilities in Gibraltar and the United Arab Emirates and plan to position one floating storage facility in Ghana primarily for purposes of meeting our customers' demand and mitigating the impact of short-term supply shortages.

  •
  Provide Innovative Solutions. Our management continues to seek innovative solutions to existing and future energy needs. For example, access to gasoline and other refined petroleum products is costly and may from time to time be subject to restrictions or disruptions in many island economies, including the Greek Islands. In response, we have designed and plan to operate a fleet of specialty tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks intended to make distribution of gasoline and other refined petroleum products in island areas more cost effective and environmentally friendly.

Risk Factors

        Investing in our common stock involves substantial risk. These risks include, among other things:

  •
  We may not be able to obtain sufficient funds to grow or effectively manage our growth. Our future growth will depend on, among other things, our ability to increase our fleet of bunkering and specialty tankers and identify suitable markets for expansion, our ability to obtain and maintain required licenses, approvals and financing for our existing and new operations and our ability to hire, train and retain qualified personnel to manage and operate our growing business and fleet. A deficiency in any of these factors may negatively impact our ability to generate cash flow, raise money or effectively manage our growth.

  •
  Delays or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows. Our ability to grow is in part dependent on our ability to expand our fleet through the construction of new vessels which is subject to the risk of delay or defaults by the shipyards. Failure to construct or deliver the vessels by the shipyards or any significant delays in delivery could increase our expenses and diminish our net income and cash flows.

  •
  International authorities and flag states may delay implementation of the phase-out of single hull tankers which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers. Our future success will depend in part on the timely and comprehensive implementation of the phase-out of single hull tankers. Any delay or limitation in application of the environmental protection laws and regulations could limit our growth or ability to leverage our fleet of double hull bunkering tankers.

  •
  In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources. We are subject to aggressive competition in all aspects of our business. We may not be able to successfully compete for customers because of increased competition from the major oil producers or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.

  •
  Businesses we may acquire in the future will expose us to increased operating risks. As part of our growth strategy, we intend to explore acquisition opportunities of marine fuel supply and complementary businesses. This expansion could expose us to additional business and operating risks and uncertainties, including: the ability to effectively integrate and manage acquired businesses; the ability to realize our investment in the acquired businesses; the diversion of management's time and attention from other business concerns; the risk of entering markets in which we may have no or limited direct prior experience; the potential loss of key employees of the acquired businesses; the risk that an acquisition could reduce our future earnings; and exposure to unknown liabilities. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition and results of operations.

        This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 12.

Corporate Information

        Aegean Marine Petroleum Network Inc. is a holding company that was incorporated under the laws of the Marshall Islands on June 6, 2005. We maintain our principal marketing and operating offices at 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece. Our telephone number at that address is 011-30-210-458-6200. We also have an administrative office to oversee our financial and other reporting functions in New York City at 299 Park Avenue, New York, New York 10171. Our telephone number at that address is (212) 763-5665.

Selling Shareholders

        All of the shares of our common shares offered by this prospectus hereby are being sold by Leveret International Inc., or Leveret, and John P. Tavlarios, our selling shareholders. Leveret is a Liberian company controlled by Dimitris Melisanidis, our founder and Head of Corporate Development. Mr. Tavlarios is a member of our board of directors. For additional information about our selling shareholders, please refer to the sections of this prospectus entitled "Management—Directors and Executive Officers" and "Selling Shareholders."

The Offering

Common shares offered by the selling shareholders	6,750,000 shares.
Common shares presently outstanding	42,685,910 shares.
Over-allotment option	The selling shareholders have granted the underwriters a 30-day option to purchase from them, from time to time, up to an additional 1,012,500 shares of our common stock to cover any over-allotments.
Use of proceeds	All of the shares of our common shares offered hereby are being sold by the selling shareholders. We will not receive any proceeds from the sale of common shares.
New York Stock Exchange listing	The shares of our common stock are listed on the New York Stock Exchange under the symbol "ANW."

Summary Combined and Consolidated Financial and Other Data

        The following table sets forth our summary combined and consolidated financial data and other data of our Company. Our Company was formed on June 6, 2005. On September 29, 2005, we acquired all outstanding shares of our subsidiaries in a related transaction, sometimes referred to in this prospectus as the Acquisition. For the purposes of this prospectus, all financial and other information gives retroactive effect to the Acquisition, since the Acquisition took place under circumstances in which all entities involved were under common control. The summary consolidated balance sheet data in the table as of December 31, 2005 and 2006 and the summary combined and consolidated income statement data for the three years ended December 31, 2006 are derived from our audited combined and consolidated financial statements included herein. The summary combined and consolidated balance sheet data in the table as of December 31, 2003 and 2004 and the summary combined and consolidated income statement data for the three years ended December 31, 2004 are derived from our audited restated combined and consolidated financial statements not included herein. The summary consolidated balance sheet data as of September 30, 2007 and the summary combined and consolidated income statement data for the nine months ended September 30, 2006 and 2007 are derived from our unaudited interim combined and consolidated financial statements. The summary consolidated balance sheet data as of September 30, 2006 are derived from unaudited interim combined and consolidated financial statements not included herein. We refer you to the footnotes to our combined and consolidated financial statements for a discussion of the basis on which our combined and consolidated financial statements are presented. The summary combined and consolidated balance sheet data in the table as of December 31, 2002 are derived from the financial records of our Company. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2007. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements, related notes and other financial information included herein.

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Sales of marine petroleum products	147,989	210,953	247,436	505,605	790,657	593,723	848,589
Voyage revenues	370	8,100	14,983	10,450	11,639	8,882	2,872
Other revenues	799	1,126	593	1,275	1,516	1,109	821

Total revenues	149,158	220,179	263,012	517,330	803,812	603,714	852,282
Cost of marine petroleum products sold	139,765	191,540	222,439	464,801	728,637	549,720	785,906
Salaries, wages and related costs	1,549	3,581	5,052	8,958	12,871	8,868	14,830
Vessel hire charges	3,392	3,390	2,436	518	—	—	—
Depreciation	307	809	1,546	2,226	4,240	2,911	4,200
Amortization of drydocking costs	37	240	386	636	1,684	974	2,411
Management fees	206	513	183	182	223	148	54
Gain on sale of vessel(1)	—	—	—	—	—	—	(2,693)
Other operating expenses	3,078	9,043	12,348	16,629	25,697	17,946	25,592

Operating income	824	11,063	18,622	23,380	30,460	23,147	21,982
Write-off of deferred offering costs(2)	—	—	—	—	(1,588)	(1,588)	—
Interest and finance costs	(161)	(425)	(944)	(2,347)	(5,207)	(3,606)	(1,495)
Interest income	14	90	13	70	976	542	1,847
Foreign exchange gains (losses), net	(15)	(78)	(68)	396	(414)	(166)	(850)
Income taxes	—	(6)	(6)	(24)	(2)	(5)	(1)

Net income	662	10,644	17,617	21,475	24,225	18,324	21,483

Basic earnings per share(3)	0.02	0.35	0.58	0.72	0.84	0.65	0.51
Diluted earnings per share(3)	0.02	0.35	0.58	0.72	0.84	0.65	0.51

Weighted average number of shares, basic(3)	30,472,827	30,472,827	30,472,827	29,878,398	28,954,521	28,035,000	42,410,000
Weighted average number of shares, diluted(3)	30,472,827	30,472,827	30,472,827	29,878,398	28,954,622	28,035,000	42,475,004

Dividends declared per share(3)	—	0.24	0.28	0.05	0.14	0.14	0.03

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	432	1,872	3,280	7,602	82,425	16,820	6,456
Total assets	32,392	39,558	78,573	161,359	315,877	234,486	401,838
Total debt	6,804	13,896	26,689	101,236	33,496	134,803	79,705
Total liabilities	32,077	33,968	54,112	151,832	100,878	210,635	165,417
Total stockholders' equity	315	5,590	24,461	9,527	214,999	23,851	236,421
Other Financial Data:
Gross spread on marine petroleum products(4)	8,224	19,413	24,997	40,804	62,020	44,003	60,368
Gross spread per metric ton of marine fuel sold (U.S. dollars)(4)	8.3	17.3	21.1	23.2	26.0	25.5	24.9
Net cash provided by (used in) operating activities	(1,104)	4,206	17,333	1,475	17,064	14,634	(43,226)
Net cash used in investing activities	5,224	4,132	29,360	34,973	55,190	34,706	77,205
Net cash provided by financing activities	4,903	1,366	13,435	37,820	112,949	29,290	44,462
Operating Data:
Sales volume of marine fuel (metric tons)(5)	983,854	1,109,887	1,169,430	1,746,377	2,367,289	1,711,397	2,410,874
Number of operational service centers, end of period(6)	3.0	3.0	3.0	4.0	5.0	5.0	5.0
Number of operating bunkering tankers, end of period(7)	2.0	4.0	9.0	10.0	12.0	12.0	14.0
Average number of bunkering tankers(7)(8)	2.0	3.7	6.8	9.0	11.1	10.8	12.7

(1)
On April 17, 2007, we sold the vessel, Aegean Hellas, to an unaffiliated third-party purchaser for an aggregate price of $8.8 million. The following table reflects the calculation of the gain on sale of the vessel in millions of U.S. dollars:

Sales price	8.8
Less: Sales expense	(0.5)
Less: Carrying value of asset	(3.7)
Less: Carrying value of unamortized drydocking costs	(1.9)

Gain on sale	2.7

(2)
On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with that offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with that offering.

(3)
Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(4)
Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we paid for the purchase and delivery of those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargo for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	8,224	19,413	24,997	40,804	62,020	44,003	60,368
Less: Sales of lubricants	(910)	(1,500)	(3,471)	(3,824)	(6,628)	(4,643)	(4,511)
Add: Cost of lubricants sold	842	1,300	3,097	3,560	6,173	4,280	4,116
Gross spread on marine fuel	8,156	19,213	24,623	40,540	61,565	43,640	59,973

Sales volume of marine fuel (metric tons)	983,854	1,109,887	1,169,430	1,746,377	2,367,289	1,711,397	2,410,874
Gross spread per metric ton of marine fuel sold (U.S. dollars)	8.3	17.3	21.1	23.2	26.0	25.5	24.9

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars)
Gross spread on marine petroleum products	8,224	19,413	24,997	40,804	62,020	44,003	60,368
Add: Voyage revenues	370	8,100	14,983	10,450	11,639	8,882	2,872
Add: Other revenues	799	1,126	593	1,275	1,516	1,109	821
Add: Gain on sale of vessel	—	—	—	—	—	—	2,693
Add: Cargo transportation costs	—	—	—	—	—	—	2,315
Less: Salaries, wages and related costs	(1,549)	(3,581)	(5,052)	(8,958)	(12,871)	(8,868)	(14,830)
Less: Vessel hire charges	(3,392)	(3,390)	(2,436)	(518)	—	—	—
Less: Depreciation	(307)	(809)	(1,546)	(2,226)	(4,240)	(2,911)	(4,200)
Less: Amortization of drydocking costs	(37)	(240)	(386)	(636)	(1,684)	(974)	(2,411)
Less: Management fees	(206)	(513)	(183)	(182)	(223)	(148)	(54)
Less: Other operating expenses	(3,078)	(9,043)	(12,348)	(16,629)	(25,697)	(17,946)	(25,592)

Operating income	824	11,063	18,622	23,380	30,460	23,147	21,982

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

(5)
The sales volume of marine fuel is the volume of sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25%, 24% and 3% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively. Due primarily to reduced activity in the region, sales to the United States Navy comprised less than 1% of our total revenues for the year ended December 31, 2006 and for the nine months ended September 30, 2007.

(6)
The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006.

(7)
This item does not include our recently sold Aframax tanker, Aegean Hellas, our Panamax tankers, Fos and Ouranos, and our newly-purchased Aframax tanker, Leader, because these vessels are not classified as bunkering tankers. We used Aegean Hellas as an ocean-going tanker and use Fos and Ouranos as floating storage facilities in Gibraltar and the United Arab Emirates, respectively. We intend to use Leader as a floating storage facility in Ghana.

(8)
Average number of bunkering tankers is the number of operating bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

RISK FACTORS

        You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We may not be able to obtain sufficient funds to grow or effectively manage our growth.

        A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors which include our ability to:

  •
  increase our fleet of bunkering and specialty tankers;

  •
  identify suitable markets for expansion;

  •
  consummate vessel acquisitions;

  •
  integrate acquired vessels successfully with our existing operations;

  •
  obtain required financing for our existing and new operations and business lines;

  •
  hire, train and retain qualified personnel to manage and operate our growing business and fleet;

  •
  improve our operating and financial systems and controls;

  •
  maintain or improve our credit control procedures;

  •
  obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

  •
  provide timely service at competitive prices; and

  •
  attract and retain customers.

        A deficiency in any of these factors may negatively impact our ability to generate cash flow, raise money or effectively manage our growth. In addition, competition from other companies could reduce our expansion or acquisition opportunities, cause us to lose business opportunities, competitive advantages or customers or cause us to pay higher or charge lower prices than we might otherwise pay or charge. Furthermore, competitive conditions in the markets that we may consider for future expansion may be more adverse to us than those in markets served by our existing service centers, and any new service centers that we may open may be less profitable than our existing service centers.

Businesses we may acquire in the future will expose us to increased operating risks.

        As part of our growth strategy, we intend to explore acquisition opportunities of marine fuel supply and complementary businesses. This expansion could expose us to additional business and operating risks and uncertainties, including:

  •
  the ability to effectively integrate and manage acquired businesses;

  •
  the ability to realize our investment in the acquired businesses;

  •
  the diversion of management's time and attention from other business concerns;

  •
  the risk of entering markets in which we may have no or limited direct prior experience;

  •
  the potential loss of key employees of the acquired businesses;

  •
  the risk that an acquisition could reduce our future earnings; and

  •
  exposure to unknown liabilities.

        Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, future acquisitions could result in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities and may affect the market price of our common shares. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

        In order to fund future vessel acquisitions, new service centers and products, increased working capital levels or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future vessel acquisitions, new service centers, products or capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining additional bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would negatively impact our results of operations, financial condition and our ability to pay dividends.

        We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel and lubricants to end customers. Due to the lack of diversification in our lines of business, an adverse development in our marine fuel supply business would have a significant impact on our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

Because of the limited supply of secondhand double hull bunkering tankers, we may not be able to acquire secondhand double hull bunkering tankers on economically acceptable terms which could impede our growth and negatively impact our results of operations, financial condition and our ability to pay dividends.

        Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable double hull secondhand bunkering tankers. We believe that the availability of secondhand double hull bunkering tankers in the open market is limited. We may not be able to locate suitable secondhand tankers or negotiate acceptable purchase contracts with their owners or obtain financing for such acquisitions on economically acceptable terms. Our failure to locate and acquire suitable secondhand double hull bunkering tankers could limit the future growth of our business and have a material impact on our results of operations, financial condition and our ability to pay dividends.

Our purchase of secondhand vessels carries risks associated with the quality of those vessels because secondhand vessels typically are not protected by builders' or sellers' warranties.

        Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as newbuildings. Since December 2006, we have acquired four secondhand bunkering tankers. Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

Delays or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows.

        We have entered into newbuilding contracts for the construction of 26 double hull bunkering tankers and have options to build four additional double hull bunkering tankers. In addition, we have entered into newbuilding contracts for the construction of two specialty tankers and have an option to build four additional specialty tankers. All of our newbuilding contracts are with shipyards with which we have had no prior business dealings. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the tankers, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

International authorities and flag states may delay implementation of the phase-out of single hull tankers which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers.

        Our strategy involves capitalizing on the phase-out of single hull bunkering tankers. Under environmental protection laws and regulations, the EU and the IMO have already banned single hull tankers of 5,000 dwt and above from carrying HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and are scheduled to ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. Both the EU and the IMO will also require a phase-out of all single hull tankers in 2010. The EU and the IMO, however, allow for exemptions. Under the EU regulations, for example, oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirements provided they are duly certified under inland water legislation. Under the IMO regulations, a flag state may allow single hull tankers conforming to certain technical specifications to continue to operate until the earlier of 2015 or the 25th anniversary of the vessel's delivery. A flag state may also allow single hull tankers to carry HGO if the vessels are either engaged in voyages exclusively within its jurisdiction or jurisdiction of another party upon such party's agreement.

        Our future success will depend, in part, on the timely and comprehensive implementation of the phase-out of single hull tankers. Any delay or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

The nature of a portion of our assets and business in the United Kingdom could expose us to significant compliance costs and liabilities.

        Our operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business in the United Kingdom, including our capital costs to maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may restrict or prohibit our United Kingdom operations or even claims of damages to property or persons resulting from our United Kingdom operations. The laws and regulations applicable to our United Kingdom operations are subject to change, and we cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on our results of operations or earnings. A discharge of hazardous materials into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

We have a limited history of marketing marine lubricants or operating specialty tankers, and we may not be able to enter, or effectively manage our entry into these new lines of business, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

        We have recently commenced the marketing of our own brand of marine lubricants and plan to operate a fleet of double hull products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks designed to make distribution of gasoline and other refined petroleum products to island economies. The marketing of marine lubricants and the acquisition and management of specialty tankers will impose significant responsibilities on our management and staff. We have a limited experience marketing marine lubricants and no experience in distributing refined petroleum products to island economies nor do we have any history of operating or competing in these lines of business over significant periods. As we have a limited history of marketing marine lubricants and operating specialty tankers, it is difficult to predict our management needs. Accordingly, we may be required to increase the number of our employees. We will also have to market our products and services in new locations and to an expanded customer base. We may not be successful in executing our growth plans and may incur significant expenses and losses in connection with our future line of business which could negatively impact our results of operations, financial condition and our ability to pay dividends.

We rely on purchases from key customers and our results of operations may decrease if some of our key customers reduce or terminate their purchases.

        Generally, we have not derived a significant amount of revenue from written volume commitments from our key customers or any other understandings with our key customers that relate to future purchases. Purchases by our key customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our key customers could decrease our results of operation.

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable.

        We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of September 30, 2007, 34 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. Any credit losses, if significant, would diminish our financial position and results of operations.

We depend on a limited number of suppliers, which makes us susceptible to supply shortages or price fluctuations that could diminish our operating results.

        We currently purchase refined marine petroleum products from a limited number of suppliers. If our relationship with any of our other key suppliers terminates or if any of our key suppliers suffers a disruption in production, we may not be able to obtain a sufficient quantity of refined marine fuel and lubricants on acceptable terms and without interruption in our business. For example, during the year ended December 31, 2006, approximately 18.0% of our total purchases of marine petroleum products were made from Petrojam Limited, a Jamaican state-owned company and a primary supplier for our Jamaica service center. In October 2004, Petrojam suffered an explosion at its refinery which disrupted production through June 2005. Moreover, Petrojam has planned a capital upgrade project expected to be completed in 2009, which could result in supply interruptions. We may experience difficulties and delays in obtaining marine fuel from alternative sources of supply. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could cause customers to cancel orders.

The refined marine fuel that we purchase from our suppliers may fail to meet the specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities.

        If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, we could lose our customers and be subject to claims or other liabilities. The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

Failure by Aegean Oil or other third-party physical suppliers to provide services to us and our customers as agreed could subject us to customer claims and negatively affect our results.

        We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis, our founder and Head of Corporate Development, may also be deemed a control person of Aegean Oil and other affiliated entities for United States securities law purposes, but Mr. Melisanidis disclaims such control. In connection with our limited marine fuel trading activities, from time to time we contract with other third-party physical suppliers to deliver marine fuel to our customers in locations where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any of the other third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the other third-party physical suppliers.

Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third parties.

        The marine fuel service supply agreement and other agreements we have with Aegean Oil, our largest supplier of marine petroleum products, as well as other agreements we have with affiliated entities have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Because immediately prior to the completion of our initial public offering we were majority-owned by Leveret, a company controlled by Mr. Melisanidis, which is one of the selling shareholders in this offering, the negotiation of the marine fuel service supply agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Moreover, Aegean Oil and other affiliated entities remain our related companies, and we remain subject to similar risks in future business dealings with these parties.

The value of our marine fuel inventory is subject to price fluctuations which may result in reduced value of our inventory and cause us to suffer financial loss.

        Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, should we enter into them, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel.

Our business and our customers' businesses are subject to currency exchange risks which could negatively affect our results of operations, cash flows and reduce our profitability.

        Generally, in all our service centers, we invoice our customers for the sale and delivery of marine petroleum products in U.S. dollars. Many of our customers are foreign customers and may be required to obtain U.S. dollars to pay for our products and services. A rapid depreciation or devaluation in a currency affecting our customers could have an adverse effect on our customers' operations and their ability to convert local currency to U.S. dollars to make required payments to us. This would in turn result in higher credit losses for us, which would reduce our results of operations and cash flows.

        We generate almost all of our revenues and incur the majority of our expenses in U.S. dollars. In the year ended December 31, 2006, we incurred not more than 4% of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar—primarily the Euro, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Changes in the rates of exchange between these currencies and the U.S. dollar would lead to deviations from our budgeted operating expenses, which would affect our financial results. When translated into U.S. dollars, expenses incurred in currencies other than the U.S. dollar increase when the value of the U.S. dollar falls, which reduces our profitability.

We rely on the expertise of our senior management and our inability to retain key personnel could interrupt our business and limit our growth.

        Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations, financial condition and our ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or our board members, including Peter C. Georgiopoulos, the Chairman of our board of directors, and Mr. Melisanidis, our founder and Head of Corporate Development. We believe that Mr. Georgiopoulos is an important member of our board of directors and Mr. Melisanidis is an important member of our management team and that the loss of the services or involvement in our business on the part of either or both of them would have a material adverse effect on our Company.

We have entered into employment agreements with Mr. Melisanidis, E. Nikolas Tavlarios, our President, and Ziad Nakhleh, our Treasurer and Chief Financial Officer.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our tankers which may limit our growth and cause our financial performance to suffer.

        As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

A portion of our employees are covered by national collective bargaining agreements which set minimum standards for employment, and labor interruptions could disrupt our business.

        A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements which set minimum standards for employment. Industrial action or other labor unrest, such as the dockworkers strike in Piraeus, Greece that affected our Greek service center in 2007, could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

We are a holding company, and we depend primarily on the ability of our operating subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.

        We are a holding company, and we have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends depends primarily on the performance of our operating subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our operating subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

We may not be able to borrow amounts under our senior secured credit facility and restrictive covenants in our senior secured credit facility may impose financial and other restrictions that may limit our corporate activities.

        In December 2006, we entered into a senior secured credit facility with an international commercial bank, which we call our senior secured credit facility. Our senior secured credit facility contains covenants that impose operating and financing restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

We may not achieve sufficient earnings to pay dividends to our shareholders.

        We currently intend to pay regular cash dividends on a quarterly basis. We will make such dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that payments of dividends would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time.

U.S. investors in our Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        If, for any taxable year, our passive income or our assets that produce or are held for production of passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale would be allocated ratably over the U.S. Holder's holding period for the common shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. The tax liability with respect to the amount allocated to years prior to the year of the disposition or distribution cannot be offset by any net operating losses. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. Holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares as well as the specific application of the "excess distribution" and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see "United States Federal Income Taxation of our Company—Passive Foreign Investment Company."

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow.

        The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiary, Aegean Marine Petroleum S.A., or AMP, which conducts no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

        In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiary, AMP, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, AMP will be wholly exempt from Liberian income tax as under the Prior Law.

        If our Liberian subsidiary, AMP, were to be subject to Liberian income tax under the New Act, it would be subject to tax at a rate of 35% on its worldwide income. As a result, its, and consequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiary, would be subject to Liberian withholding tax on dividends paid by AMP at rates ranging from 15% to 20%.

If we become subject to tax in the jurisdictions in which we operate, our net income and cash flow would decrease.

        Our business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We currently do not pay a material amount of tax, including withholding taxes, in any jurisdiction in which we operate. As a result of changes in our operations, tax laws or the application by tax authorities of these laws or our failure to comply with tax laws or otherwise, we may become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease our net income and cash flow.

Our insurance policies may not be adequate to cover our losses and because we obtain some of our insurance policies through protection and indemnity associations, we may be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations which could expose us to additional expenses.

        We carry insurance policies to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, and war risk insurance. We may not be adequately insured to cover losses from our operational risks. Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

        As a result of the September 11, 2001 attacks, the United States response to the attacks and related concerns regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

        We may also be subject to calls or premiums in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends. Moreover, the protection and indemnity associations and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice.

Maritime claimants could arrest our vessels, which could disrupt our cash flow.

        Crew members, suppliers of goods and services to a vessel and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Terrorist attacks, piracy and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations, financial condition and our ability to pay dividends.

        Terrorist attacks, such as the attack on the MT Limburg in October 2002, could adversely affect our operations and directly impact our vessels or charterers. We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war, piracy or international hostilities.

Proceedings concerning our founder, Dimitris Melisanidis, could generate negative publicity for us, harm our reputation and adversely affect our business and our stock price.

        Our founder, Dimitris Melisanidis, has played a key role in the development and success of our business. Mr. Melisanidis is a prominent figure in Greece and has been the subject of a variety of criminal and civil proceedings and extensive press coverage in Greece. These criminal matters and other proceedings are discussed in this prospectus under the heading "Business—Proceedings Involving Our Founder, Mr. Melisanidis." These matters, and any future proceedings or allegations against Mr. Melisanidis regarding these or other matters, could result in negative press speculation as well as adverse perceptions of him or us among the public, our industry or in the capital markets, any of which could have a material adverse effect on our business and the market price of our common stock. Future allegations or proceedings involving Mr. Melisanidis could also divert his attention from his role in our business.

Our principal shareholders control our Company and may not act in the best interests of our other shareholders.

        Our selling shareholders, Leveret, a company controlled by Mr. Melisanidis, and John Tavlarios, a member of our board of directors, are expected to own respectively 37.3% and 2.7% of our outstanding common shares following the completion of this offering, or 35.0% and 2.6% if the underwriters' over-allotment option is exercised in full. Peter C. Georgiopoulos, the Chairman of our board of directors, owns 9.9% of our outstanding common shares. On July 19, 2006, Leveret and AMPNInvest LLC, or AMPNInvest, a Marshall Islands limited liability company that has been succeeded by Messrs. Georgiopoulos and John Tavlarios, entered into a Framework Agreement, as amended, which affects our management and governance. We refer you to the discussion in the section of this prospectus entitled "Management—Framework Agreement" for a description of the Framework Agreement. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree on and elect seven members to serve on our board of directors effective upon the closing of our initial public offering, which took place on December 13, 2006. The Framework Agreement also provides that Leveret and Messrs. Georgiopoulos and Tavlarios, as successors to AMPNInvest, will vote in favor of our board of directors, including the independent directors and the nominees of our board, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders for the duration of the Framework Agreement. The Framework Agreement expires on December 13, 2011, the fifth anniversary of the completion of our initial public offering, unless terminated earlier pursuant to its provisions. Accordingly both Mr. Melisanidis, through Leveret, and Messrs. Georgiopoulos and Tavlarios may be deemed to control our Company. Leveret and Messrs. Georgiopoulos and Tavlarios may serve their own interests, which may not be aligned with the interests of other shareholders when voting in favor of our board of directors, including its nominees, or in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders.

Neither our Company nor our shareholders will be able to enforce the Framework Agreement.

        The Framework Agreement between AMPNInvest and Leveret does not name any third-party beneficiaries. Leveret and Messrs. Georgiopoulos and John Tavlarios, as successors to AMPNInvest, are free to mutually terminate the Framework Agreement at any time. Upon termination, Leveret and Messrs. Georgiopoulos and Tavlarios will be free to vote for nominees not approved by our board of directors and on matters proposed for a vote or consent of the shareholders in a manner not recommended by our board. Alternatively, if either party breaches the Framework Agreement, our Company and its shareholders will not be able to enforce the Framework Agreement. We refer you to the discussion in the section of this prospectus entitled "Management—Framework Agreement" for a description of the Framework Agreement. In addition, Leveret and Messrs. Georgiopoulos and

Tavlarios who together are expected to own 49.9% of our outstanding common shares following the completion of this offering, or 47.5% if the underwriters' over-allotment option is exercised in full, are obligated to vote in favor of our board of directors, including its nominees, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders even if a majority of the other shareholders vote otherwise.

Mr. Melisanidis, through Leveret, may continue to be able to exercise effective control over our Company and may have conflicts of interest with our other shareholders.

        Leveret, a company controlled by Mr. Melisanidis, is expected to own 37.3% of our outstanding common shares following the completion of this offering, or 35.0% if the underwriters' over-allotment option is exercised in full. For so long as Leveret is controlled by Mr. Melisanidis and owns a significant percentage of our outstanding common shares, Mr. Melisanidis may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

        Mr. Melisanidis, through Leveret, may not necessarily act in accordance with the best interests of other shareholders. Moreover, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies. For further discussion, please refer to the section of this prospectus entitled "Related Party Transactions." We cannot assure you that the interests of Mr. Melisanidis will coincide with the interests of other holders of our common stock. To the extent that conflicts of interests may arise, Mr. Melisanidis, through Leveret, may vote in a manner adverse to us or to you or other holders of our securities.

        We have entered into an employment agreement with Mr. Melisanidis. The employment agreement restricts Mr. Melisanidis' ability to compete with us during the term of the employment agreement and 12 months following its termination. If we are unable to enforce such restrictions on Mr. Melisanidis against competing with us, any direct or indirect competition from Mr. Melisanidis could be particularly damaging to us.

Some of our directors are affiliated with other companies, which could result in conflicts of interest.

        Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the Chairman of our board of directors, is Chairman of the board of directors of General Maritime Corporation, or General Maritime, and Genco Shipping & Trading Limited. Also, John Tavlarios and John O. Hatab, who serve as our directors, are also directors of General Maritime. Messrs. Georgiopoulos and Tavlarios are also executive officers of General Maritime. As such, General Maritime may be deemed one of our affiliates for United States securities laws purposes. To the extent that the other entities with which our directors may be affiliated compete with us for business opportunities, prospects or financial resources, or participate in ventures in which we may participate, our directors may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and the other companies. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

        We are a "foreign private issuer" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consists of independent directors;

  •
  both a nominating and corporate governance and a compensation committee be established and composed entirely of independent directors and each committee has a written charter addressing its purpose and responsibilities;

  •
  an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken;

  •
  non-management directors meet in regular executive sessions without members of management in attendance;

  •
  a company has corporate governance guidelines or a code of ethics; and

  •
  an audit committee consists of a minimum of three independent directors.

        We voluntarily comply with most of the New York Stock Exchange rules. However, you will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

        Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

        These provisions include:

  •
  authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 70% of the outstanding shares of our capital stock entitled to vote for the directors;

  •
  prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

  •
  limiting the persons who may call special meetings of shareholders; and

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

        In addition, we may consider establishing a shareholder rights plan that will make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. The BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions. However, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law. For a comparison between statutory provisions of the BCA and the laws of the State of Delaware relating to rights of shareholders, please refer to the section of this prospectus entitled "Comparison of Marshall Islands Corporate Law to Delaware Corporate Law."

Risk Factors Relating to Our Industry

Adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

        Our business is focused on the physical supply and marketing of refined marine fuel and marine lubricants to the shipping industry. Adverse economic conditions in the shipping industry, such as low charter rates or high operating costs, may have an adverse effect on our customers. In addition, any political instability, terrorist activity, piracy activity or military action that disrupts shipping operations will adversely affect our customers. Any adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and weaken our financial condition.

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material impact on our operating results, revenues and costs.

        The success of our business depends on our ability to purchase, sell and deliver marine petroleum products to our customers. Material disruptions in the availability or supply of oil may have an adverse effect on our suppliers. In addition, any political instability, natural disasters, terrorist activity, military action or other similar conditions may disrupt the availability or supply of oil and consequently decrease the supply of refined marine fuel. Decreased availability or supply of marine fuel may reduce our operating results, revenues and costs.

Changes in the market price of petroleum may increase our credit losses, reduce our liquidity and decrease our profitability.

        Increases in fuel prices can adversely affect our customers' businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the credit limits extended to us by our suppliers and our working capital requirements, potentially affecting our liquidity and profitability. In addition, increases in oil prices will make it more difficult for our customers to operate and could reduce demand for our services. Conversely, a rapid decline in fuel prices could decrease our profitability because if we were to purchase inventory when fuel prices are high without having a corresponding sales contract in place, we may not be able to resell it at a profit.

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources.

        We are subject to aggressive competition in all aspects of our business. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, such as World Fuel Services Corporation and Chemoil Corporation, we also compete with the major oil producers that market fuel directly to large commercial shipping companies. We may not be able to successfully compete for customers because of increased competition from the major oil producers or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.

Our operations are subject to extensive environmental laws and regulations, the violation of which could result in liabilities, fines or penalties and changes of which may require increased capital expenditures and other costs necessary to operate and maintain our vessels.

        We are subject to various environmental laws and regulations dealing with the handling of fuel and fuel products. We currently store fuel inventories on our bunkering tankers and storage facilities and we may, in the future, maintain fuel inventories at several other locations in fixed or floating storage facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among other things. If we are involved in a spill or other accident involving hazardous substances, if there are releases of fuel and fuel products we own, or if we are found to be in violation of environmental laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. We are also subject to possible claims by customers, employees and others who may be injured by a fuel spill, exposure to fuel, or other accidents. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil or criminal liability.

        In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, (i) the International Convention on Civil Liability for Oil Pollution Damage of 1969, (ii) the International Convention for the Prevention of Marine Pollution from Ships of 1973 and (iii) the International Convention for the Safety of Life at Sea of 1974. We refer you to the discussion in the section of this prospectus entitled "Business—Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.

        A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Our insurance policies covering certain environmental risks may not be sufficient to cover all such risks and any claim may have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

        Compliance with applicable laws, regulations and standards, may require us to make additional capital expenditures for the installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to air emissions, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could reduce our results of operations and cash flows, weaken our financial condition and affect our ability to pay dividends. Also, in the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

Our vessel operations have inherent risks that could negatively impact our results of operations, financial condition and our ability to pay dividends.

        Our vessels and fuel oils that they carry are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delays or rerouting.

        If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends.

Our share price may be highly volatile, which could lead to a loss of all or part of your investment.

        The market price of our common shares may fluctuate substantially due to a variety of factors, including:

  •
  fluctuations in interest rates;

  •
  fluctuations in the availability or the price of oil;

  •
  fluctuations in foreign currency exchange rates;

  •
  announcements by us or our competitors;

  •
  changes in our relationships with customers or suppliers;

  •
  changes in governmental regulation of the fuel industry;

  •
  changes in United States or foreign tax laws;

  •
  actual or anticipated fluctuations in our operating results from period to period;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  changes in accounting principles;

  •
  a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

  •
  the loss of any of our key management personnel; and

  •
  our failure to successfully implement our business plan.

        In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. These broad market and industry forces may seriously harm the market price of our common shares, regardless of our operating performance.

Future sales of our common shares could cause the market price of our common shares to decline.

        The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        All statements in this prospectus that are not statements of historical fact are forward-looking statements. Such forward-looking statements include statements reflecting our expectations, projections, intentions and beliefs about future events, in particular under the headings "Prospectus Summary," "Industry," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We may also from time to time make forward-looking statements in our periodic reports that we will file with the United States Securities and Exchange Commission, or the SEC, other information sent to our security holders, and other written materials.

        When used in this document, forward-looking statements are often identified by the words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions. Examples of forward-looking statements in this prospectus include, but are not limited to, our expectations regarding our ability to generate operating cash flows and to fund our working capital and capital expenditure requirements. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include:

  •
  our future operating or financial results;

  •
  our future payment of dividends and the availability of cash for payment of dividends;

  •
  our ability to retain and attract senior management and other key employees;

  •
  our ability to manage growth;

  •
  our ability to maintain our business in light of our proposed business and location expansion;

  •
  our ability to obtain double hull secondhand bunkering tankers given the scarcity of such vessels in general;

  •
  the outcome of legal, tax or regulatory proceedings to which we may become a party;

  •
  adverse conditions in the shipping or the marine fuel supply industries;

  •
  our ability to retain our key suppliers and key customers;

  •
  our contracts and licenses with governmental entities remaining in full force and effect;

  •
  material disruptions in the availability or supply of crude oil or refined petroleum products;

  •
  changes in the market price of petroleum, including the volatility of spot pricing;

  •
  increased levels of competition;

  •
  compliance or lack of compliance with various environmental and other applicable laws and regulations;

  •
  our ability to collect accounts receivable;

  •
  changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general;

  •
  our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

  •
  our failure to hedge certain financial risks associated with our business;

  •
  uninsured losses;

  •
  our ability to maintain our current tax treatment;

  •
  our failure to comply with restrictions in our credit agreements;

  •
  increases in interest rates; and

  •
  other risks, described above in "Risk Factors" and from time to time in our other SEC filings.

        Our forward-looking statements are made based upon our current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events or circumstances discussed in this prospectus might not occur, and our actual results could differ materially from those expressed or implied in our forward-looking statements.

USE OF PROCEEDS

        All of the common shares offered hereby are being sold by the selling shareholders, Leveret and John Tavlarios. We will not receive any proceeds from the sale of common shares by the selling shareholders.

DIVIDEND POLICY

        Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June and September 2007 for the fourth quarter of 2006 and the first and second quarters of 2007, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

        Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

        In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. Our board of directors may determine to finance our growth with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

        Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our senior secured credit facility, we are prohibited from paying dividends if, among other things, (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $150.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; or (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank. For a further description of the covenants contained in our senior secured credit facility, please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities—Senior secured credit facility."

PRICE RANGE OF OUR COMMON STOCK

        The trading market for shares of our common stock is the New York Stock Exchange, on which our shares are listed under the symbol "ANW." The following table sets forth the high and low prices for shares of our common stock since our initial public offering of common stock at $14.00 per share on December 8, 2006, as reported by the New York Stock Exchange.

Period	High	Low
December 8, 2006 to December 31, 2006	$17.44	$14.53
January 1, 2007 to March 31, 2007	$17.89	$13.70
April 1, 2007 to June 30, 2007	$19.89	$14.97
April 2007	$17.39	$14.97
May 2007	$19.25	$15.33
June 2007	$19.89	$17.65
July 2007	$22.24	$18.49
August 2007	$23.55	$17.96
September 2007	$37.00	$21.92
October 2007	$48.63	$33.75

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2007:

  •
  on an actual basis; and

  •
  on an adjusted basis giving effect to our incurrence of $40.2 million of new debt under the overdraft portion of our senior secured credit facility between September 30, 2007 and October 19, 2007.

        There have been no significant adjustments to our capitalization since September 30, 2007, as so adjusted. The information set forth in the table assumes no exercise of the underwriters' over-allotment option. You should read this capitalization table together with "Selected Combined and Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As adjusted
	(in thousands of U.S. dollars)
Debt:
Short-term borrowings
Secured, guaranteed bank borrowings(1)	26,000	66,200
Current portion of long-term debt(1)	2,058	2,058
Long-term debt (secured and guaranteed), net of current portion(1)	51,647	51,647

Total debt	79,705	119,905

Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; issued and outstanding: 42,410,000 actual and as adjusted for this offering	424	424
Additional paid-in capital	186,320	186,320
Retained earnings	49,677	49,677

Total stockholders' equity	236,421	236,421

Total capitalization	316,126	356,326

(1)
Please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities" for a discussion of security and guarantees.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected combined and consolidated financial data and other data of our Company. Our Company was formed on June 6, 2005. For the purposes of this prospectus, all financial and other information gives retroactive effect to the Acquisition, since the Acquisition took place under circumstances in which all entities involved were under common control. The selected consolidated balance sheet data in the table as of December 31, 2005 and 2006 and the selected combined and consolidated income statement data for the three years ended December 31, 2006 are derived from our audited restated combined and consolidated financial statements included herein. The combined and consolidated balance sheet data in the table as of December 31, 2002 and 2003 and the combined and consolidated income statement data for the year ended December 31, 2002 are derived from our audited restated combined and consolidated financial statements not included herein. The selected consolidated balance sheet data as of September 30, 2007 and the selected combined and consolidated income statement data for the nine months ended September 30, 2006 and 2007 are derived from our unaudited restated interim combined and consolidated financial statements. The consolidated balance sheet data as of September 30, 2006 are derived from unaudited interim combined and consolidated financial statements not included herein. We refer you to the footnotes to our restated combined and consolidated financial statements for a discussion of the basis on which our combined and consolidated financial statements are presented. The selected combined and consolidated balance sheet data in the table as of December 31, 2002 are derived from the financial records of our Company. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2007. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements, related notes and other financial information included herein.

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Sales of marine petroleum products	147,989	210,953	247,436	505,605	790,657	593,723	848,589
Voyage revenues	370	8,100	14,983	10,450	11,639	8,882	2,872
Other revenues	799	1,126	593	1,275	1,516	1,109	821

Total revenues	149,158	220,179	263,012	517,330	803,812	603,714	852,282
Cost of marine petroleum products sold	139,765	191,540	222,439	464,801	728,637	549,720	785,906
Salaries, wages and related costs	1,549	3,581	5,052	8,958	12,871	8,868	14,830
Vessel hire charges	3,392	3,390	2,436	518	—	—	—
Depreciation	307	809	1,546	2,226	4,240	2,911	4,200
Amortization of drydocking costs	37	240	386	636	1,684	974	2,411
Management fees	206	513	183	182	223	148	54
Gain on sale of vessel(1)	—	—	—	—	—	—	(2,693)
Other operating expenses	3,078	9,043	12,348	16,629	25,697	17,946	25,592

Operating income	824	11,063	18,622	23,380	30,460	23,147	21,982
Write-off of deferred offering costs(2)	—	—	—	—	(1,588)	(1,588)	—
Interest and finance costs	(161)	(425)	(944)	(2,347)	(5,207)	(3,606)	(1,495)
Interest income	14	90	13	70	976	542	1,847
Foreign exchange gains (losses), net	(15)	(78)	(68)	396	(414)	(166)	(850)
Income taxes	—	(6)	(6)	(24)	(2)	(5)	(1)

Net income	662	10,644	17,617	21,475	24,225	18,324	21,483

Basic earnings per share(3)	0.02	0.35	0.58	0.72	0.84	0.65	0.51
Diluted earnings per share(3)	0.02	0.35	0.58	0.72	0.84	0.65	0.51

Weighted average number of shares, basic(3)	30,472,827	30,472,827	30,472,827	29,878,398	28,954,521	28,035,000	42,410,000
Weighted average number of shares, diluted(3)	30,472,827	30,472,827	30,472,827	29,878,398	28,954,622	28,035,000	42,475,004

Dividends declared per share(3)	—	0.24	0.28	0.05	0.14	0.14	0.03

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	432	1,872	3,280	7,602	82,425	16,820	6,456
Total assets	32,392	39,558	78,573	161,359	315,877	234,486	401,838
Total debt	6,804	13,896	26,689	101,236	33,496	134,803	79,705
Total liabilities	32,077	33,968	54,112	151,832	100,878	210,635	165,417
Total stockholders' equity	315	5,590	24,461	9,527	214,999	23,851	236,421
Other Financial Data:
Gross spread on marine petroleum products(4)	8,224	19,413	24,997	40,804	62,020	44,003	60,368
Gross spread per metric ton of marine fuel sold (U.S. dollars)(4)	8.3	17.3	21.1	23.2	26.0	25.5	24.9
Net cash provided by (used in) operating activities	(1,104)	4,206	17,333	1,475	17,064	14,634	(43,226)
Net cash used in investing activities	5,224	4,132	29,360	34,973	55,190	34,706	77,205
Net cash provided by financing activities	4,903	1,366	13,435	37,820	112,949	29,290	44,462
Operating Data:
Sales volume of marine fuel (metric tons)(5)	983,854	1,109,887	1,169,430	1,746,377	2,367,289	1,711,397	2,410,874
Number of service centers, end of period(6)	3.0	3.0	3.0	4.0	5.0	5.0	5.0
Number of operating bunkering tankers, end of period(7)	2.0	4.0	9.0	10.0	12.0	12.0	14.0
Average number of bunkering tankers(7)(8)	2.0	3.7	6.8	9.0	11.1	10.8	12.7

(1)
On April 17, 2007, we sold the vessel, Aegean Hellas, to an unaffiliated third-party purchaser for an aggregate price of $8.8 million. The following table reflects the calculation of the gain on sale of the vessel in millions of U.S. dollars:

Sales price	8.8
Less: Sales expense	(0.5)
Less: Carrying value of asset	(3.7)
Less: Carrying value of unamortized drydocking costs	(1.9)

Gain on sale	2.7

(2)
On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with that offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with that offering.

(3)
Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(4)
Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we paid for the purchase and delivery of those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargo for its floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	8,224	19,413	24,997	40,804	62,020	44,003	60,368
Less: Sales of lubricants	(910)	(1,500)	(3,471)	(3,824)	(6,628)	(4,643)	(4,511)
Add: Cost of lubricants sold	842	1,300	3,097	3,560	6,173	4,280	4,116
Gross spread on marine fuel	8,156	19,213	24,623	40,540	61,565	43,640	59,973

Sales volume of marine fuel (metric tons)	983,854	1,109,887	1,169,430	1,746,377	2,367,289	1,711,397	2,410,874
Gross spread per metric ton of marine fuel sold (U.S. dollars)	8.3	17.3	21.1	23.2	26.0	25.5	24.9

  The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars)
Gross spread on marine petroleum products	8,224	19,413	24,997	40,804	62,020	44,003	60,368
Add: Voyage revenues	370	8,100	14,983	10,450	11,639	8,882	2,872
Add: Other revenues	799	1,126	593	1,275	1,516	1,109	821
Add: Gain on sale of vessel	—	—	—	—	—	—	2,693
Add: Cargo transportation costs	—	—	—	—	—	—	2,315
Less: Salaries, wages and related costs	(1,549)	(3,581)	(5,052)	(8,958)	(12,871)	(8,868)	(14,830)
Less: Vessel hire charges	(3,392)	(3,390)	(2,436)	(518)	—	—	—
Less: Depreciation	(307)	(809)	(1,546)	(2,226)	(4,240)	(2,911)	(4,200)
Less: Amortization of drydocking costs	(37)	(240)	(386)	(636)	(1,684)	(974)	(2,411)
Less: Management fees	(206)	(513)	(183)	(182)	(223)	(148)	(54)
Less: Other operating expenses	(3,078)	(9,043)	(12,348)	(16,629)	(25,697)	(17,946)	(25,592)

Operating income	824	11,063	18,622	23,380	30,460	23,147	21,982

  The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

  For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

(5)
The sales volume of marine fuel is the volume of sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25%, 24% and 3% of our total revenues for the years ended December 31, 2003,

  2004 and 2005, respectively. Due primarily to reduced activity in the region, sales to the United States Navy comprised less than 1% of our total revenues for the year ended December 31, 2006 and for the nine months ended September 30, 2007.

(6)
The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006.

(7)
This item does not include our recently sold Aframax tanker, Aegean Hellas, our Panamax tankers, Fos and Ouranos, and our newly-purchased Aframax tanker, Leader, because these vessels are not classified as bunkering tankers. We used Aegean Hellas as an ocean-going tanker and use Fos and Ouranos as floating storage facilities in Gibraltar and the United Arab Emirates, respectively. We intend to use Leader as a floating storage facility in Ghana.

(8)
Average number of bunkering tankers is the number of operating bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements, the related notes, and the other financial and other information included in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ from those contained in the forward-looking statements and such differences may be material. Please read "Cautionary Statement Regarding Forward-Looking Statements" for additional information regarding forward-looking statements used in this prospectus. Reference in the following discussion to "our" and "us" refer to the operations of our Company and our subsidiaries, except where the context otherwise indicates or requires.

General

        We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

        We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

        We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar and the United Arab Emirates, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. Therefore, we believe that fluctuating oil prices do not cause us to experience material levels of inventory or transactional losses. In Gibraltar and the United Arab Emirates, utilizing our storage facilities, we generally take deliveries of the products more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

        We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining our vessels, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of marine petroleum products sold.

        We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

        We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Sales volume of marine fuel.  We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

•
Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.  Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.

        Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	24,997	40,804	62,020	44,003	60,368
Less: Sales of lubricants	(3,471)	(3,824)	(6,628)	(4,643)	(4,511)
Add: Cost of lubricants sold	3,097	3,560	6,173	4,280	4,116
Gross spread on marine fuel	24,623	40,540	61,565	43,640	59,973

Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289	1,711,397	2,410,874
Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0	25.5	24.9

        The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars)
Gross spread on marine petroleum products	24,997	40,804	62,020	44,003	60,368
Add: Voyage revenues	14,983	10,450	11,639	8,882	2,872
Add: Other revenues	593	1,275	1,516	1,109	821
Add: Gain on sale of vessel	—	—	—	—	2,693
Add: Cargo transportation costs	—	—	—	—	2,315
Less: Salaries, wages and related costs	(5,052)	(8,958)	(12,871)	(8,868)	(14,830)
Less: Vessel hire charges	(2,436)	(518)	—	—	—
Less: Depreciation	(1,546)	(2,226)	(4,240)	(2,911)	(4,200)
Less: Amortization of drydocking costs	(386)	(636)	(1,684)	(974)	(2,411)
Less: Management fees	(183)	(182)	(223)	(148)	(54)
Less: Other operating expenses	(12,348)	(16,629)	(25,697)	(17,946)	(25,592)

Operating income	18,622	23,380	30,460	23,147	21,982

        The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

        Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

•
Number of service centers.  Our service centers include our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Ghana, as well as in Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers that we maintain is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006 and Belgium on October 10, 2007 and expect to commence physical supply operations in the United Kingdom and Ghana by the end of 2007.

•
Average number of bunkering tankers.  We define our average number of bunkering tankers as the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. The average number of bunkering tankers is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

        The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of bunkering tankers for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289	1,711,397	2,410,874
Gross spread on marine petroleum products	24,997	40,804	62,020	44,003	60,368
Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0	25.5	24.9
Number of operational service centers, end of period	3.0	4.0	5.0	5.0	5.0
Average number of operational bunkering tankers	6.8	9.0	11.1	10.8	12.7

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

        Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

        Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

  •
  our entrance into new markets;

  •
  our purchasing methods of marine petroleum products;

  •
  our marketing strategy;

  •
  our vessel acquisitions and disposals;

  •
  PLATTS prices;

  •
  conditions in the international shipping and the marine fuel supply industries;

  •
  regulation of the marine fuel supply industry;

  •
  regulation of the tanker industry;

  •
  levels of supply of and demand for marine petroleum products;

  •
  levels of competition; and

  •
  other factors affecting our industry.

        The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars)
Greece(1)	97,204	125,540	167,061	135,826	111,492
Gibraltar(1)	74,657	152,372	240,412	173,894	289,987
United Arab Emirates(1)	64,828	130,459	180,453	137,248	171,574
Jamaica(1)(2)	—	77,385	147,211	107,897	149,816
Singapore(3)	—	—	39,496	27,370	114,699
Other sales(4)	10,747	19,849	16,024	11,488	11,021

Total	247,436	505,605	790,657	593,723	848,589

(1)
Excludes sales of lubricants which are included in other sales.
(2)
We commenced physical supply operations in Jamaica on March 1, 2005.
(3)
We commenced physical supply operations in Singapore on June 2, 2006.
(4)
Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

        We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. During the year ended December 2004, none of our customers, except for the United States Navy, accounted for more than 10% of our total revenues. Our sales of marine petroleum products to the United States Navy amounted to $64.2 million for the year ended December 31, 2004, or 24.4% of our total revenues. For the years ended December 31, 2005 and 2006, none of our customers accounted for more than 10% of our total revenues. We have not made any material sales to the United States Navy in 2007. We do not expect our sales to the United States Navy in Greece to significantly increase in the short-term. However, we intend to market to the United States Navy our ability to supply marine petroleum products outside of Greece as we open new service centers around the world.

        The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any material long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a two-year contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

        In addition to our physical supply operations, from time to time we conduct limited marine fuel trading activities, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

        We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, we purchase from local supply sources.

        Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products, under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. Prior to June 1, 2005, we also purchased marine petroleum products from Golden Sun Marine Corp., our related company. For further discussion of our marine petroleum products purchases from related companies, please refer to the section of this prospectus entitled "Related Party Transactions."

        The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars)
Third-party suppliers	165,991	360,223	573,615	425,852	678,025
Related company suppliers	56,448	104,578	155,022	123,868	107,881

Total	222,439	464,801	728,637	549,720	785,906

        We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products, on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

        In the past, our voyage revenues were primarily derived from time and voyage charters of our only non-bunkering tanker, Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. As of December 31, 2006, we were deploying this vessel for hire in the international spot market. Voyage revenues of Aegean Hellas were driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, were affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry. On April 17, 2007, we sold Aegean Hellas to an unrelated third party.

        Voyage revenues are also generated by tankers that we utilize in the spot market pending their deployment as storage vessels or bunkering tankers. In addition, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers, and we have options to build four additional specialty tankers. We currently plan to exercise these options. We currently intend to position these tankers in Greek waters and we expect to deploy them primarily under contracts of affreightment with operators of gasoline station networks in the Greek Islands, including major oil producers, state-owned refineries and independent physical suppliers of gasoline and related products. We expect that voyage revenues will increase once the first specialty tanker is delivered to us and placed into service.

Salaries, Wages and Related Costs

        We employ salaried employees at our offices in Greece, New York City and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located and our administrative office in New York City from where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers in Gibraltar, the United Arab Emirates, Jamaica and Singapore. At our service centers, we typically employ a local operations manager and staff to support the logistical aspects of our operations.

        The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars)
Shipboard personnel	3,611	5,962	8,319	5,800	7,239
Shoreside personnel	1,441	2,996	4,552	3,068	7,591

Total	5,052	8,958	12,871	8,868	14,830

        Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering tankers to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Vessel Hire Charges

        From time to time, we have chartered in bunkering tankers from related vessel-owning companies in order to meet the increased levels of demand for our services at a time when our own vessels were operating at full capacity, or for special situations. We believe that the amounts paid to our related vessel-owning companies are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

        Our vessel hire charges have decreased over the past several years mainly due to the increase in the average number of bunkering tankers that we own, and due to the decrease in the number of Greek-flagged vessels that we were required to charter to supply the United States Navy.

Depreciation

        The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

        Other operating expenses primarily include the voyage costs of our Aframax tanker, which we have since sold, and the operating expenses of all our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering tankers and floating storage facilities.

        Other operating expenses also include expenses relating to rent, communal charges, advertising, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets and as a result of our transformation from a privately-held business to a publicly-traded company.

        Finally, other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

        We expect that in the future other operating expenses will include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our Panamax tanker, Fos. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Management Fees

        We have historically paid Aegean Shipping Management S.A., or Aegean Shipping Management, our previous fleet manager which is a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On April 17, 2007, we sold the last vessel managed by Aegean Shipping Management, Aegean Hellas. We believe the amounts we paid to our related company manager are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

Interest and Finance Costs

        We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our (i) existing credit facilities to finance the construction of 15 of our new bunkering tankers, (ii) existing credit facilities to finance the construction of our two new specialty tankers, and (iii) our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations. Furthermore, if we decide to purchase other vessels or pursue other projects in the future, we may consider strategic debt or equity financing options at that time.

        We believe that a majority of the interest and financing costs we expect to pay in the short-term will be in connection with our credit facilities to finance vessel construction. Accordingly, we expect that these amounts will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of operations.

Income Taxes

        Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

        AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 25%. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

        Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

        In the past, our corporate income tax exposure mainly related to our subsidiary Aegean Bunkering (Gibraltar) Ltd., in Gibraltar. In the future, we anticipate that our corporate income tax exposure may also relate to our subsidiaries incorporated in the jurisdictions, such as the United Kingdom and Belgium, where our service centers and administrative and marketing offices are located.

        Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes and other taxes. We currently do not pay a material amount of tax, including withholding taxes, in any jurisdiction in which we operate. As a result of changes in our operations, tax laws or the application by tax authorities of these laws or our failure to comply with tax laws or otherwise, we may become liable for an increased amount of tax in any jurisdiction.

Results of Operations

        The following table summarizes components of our results of operations as percentages of total revenues for the years ended 2004, 2005, and 2006 and for the nine months ended September 30, 2006 and 2007.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
	(in millions of U.S. dollars)
Results of Operations
Total revenues	$263.0	100.0%	$517.3	100.0%	$803.8	100.0%	$603.7	100.0%	$852.3	100.0%
Sales of marine petroleum products	247.4	94.1	505.6	97.7	790.7	98.4	593.7	98.3	848.6	99.6
Cost of marine petroleum products sold	(222.4)	(84.6)	(464.8)	(89.8)	(728.6)	(90.6)	(549.7)	(91.1)	(785.9)	(92.2)
Voyage revenues	15.0	5.7	10.5	2.0	11.6	1.4	8.9	1.5	2.9	0.3
Salaries, wages and related costs	(5.0)	(1.9)	(9.0)	(1.7)	(12.9)	(1.6)	(8.9)	(1.5)	(14.8)	(1.7)
Vessel hire charges	(2.4)	(0.9)	(0.5)	(0.1)	—	—	—	—	—	—
Depreciation expense	(1.5)	(0.6)	(2.2)	(0.4)	(4.2)	(0.5)	(2.9)	(0.5)	(4.2)	(0.5)
Management fees	(0.2)	(0.1)	(0.2)	(0.0)	(0.2)	(0.0)	(0.1)	(0.0)	(0.1)	(0.0)
Other operating expenses	(12.3)	(4.7)	(16.6)	(3.2)	(25.7)	(3.2)	(17.9)	(3.0)	(25.6)	(3.0)
Interest and finance costs	(0.9)	(0.3)	(2.3)	(0.4)	(5.2)	(0.6)	(3.6)	(0.6)	(1.5)	(0.2)
Net income	$17.6	6.7%	$21.5	4.2%	$24.2	3.0%	$18.3	3.0%	$21.5	2.5%

Nine months ended September 30, 2007 compared to the nine months ended September 30, 2006

        Sales of Marine Petroleum Products.    Sales of marine petroleum products increased by $254.9 million, or 42.9%, to $848.6 million for the nine months ended September 30, 2007, compared to $593.7 million for the nine months ended September 30, 2006. Of the total increase in sales of marine petroleum products, $244.9 million was attributable to an increase in sales volume of marine fuel (using average prices for the nine months ended September 30, 2007) and $10.1 million was attributable to a 1.7% increase in the average price of marine fuel (using sales volumes for the nine months ended September 30, 2006), which was offset by $0.1 million attributable to a decline in the sales of lubricants. Of the total increase in sales of marine petroleum products, $167.6 million was attributable to an increase in sales from service centers in operation for at least one year and $87.3 million was attributable to an increase in sales from service centers in operation for less than one year. Sales volume of marine fuel increased by 699,477 metric tons, or 40.9%, to 2,410,874 metric tons for the nine months ended September 30, 2007, compared to 1,711,397 metric tons for the nine months ended September 30, 2006, due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates and Jamaica, offset by a decline in sales volumes in Greece, and due to sales of marine fuel in our service center in Singapore, which commenced physical supply operations on June 2, 2006. The increase in the average price of marine fuel was primarily due to the increase in worldwide oil and gas prices.

        Gross Spread on Marine Petroleum Products.    Gross spread on marine petroleum products increased by $16.4 million, or 37.3%, to $60.4 million for the nine months ended September 30, 2007, compared to $44.0 million for the nine months ended September 30, 2006. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel partially offset by the decreased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the nine months ended September 30, 2007 declined by 2.4% to $24.9 from $25.5 during the nine months ended September 30, 2006. Our gross spread per metric ton of marine fuel sold declined due to increased sales in our lower margin ports in our portfolio. Furthermore, our gross spread per metric ton of marine fuel sold decreased by 2.4% while average marine fuel prices increased by 1.7%; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.3% for the nine months ended September 30, 2006 to 7.1% for the nine months ended September 30, 2007. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

        Voyage Revenues.    Voyage revenues decreased by $6.0 million, or 67.4%, to $2.9 million for the nine months ended September 30, 2007, compared to $8.9 million for the nine months ended September 30, 2006. This decrease was mainly attributable to the sale our Aframax tanker on April 17, 2007.

        Salaries, Wages and Related Costs.    Salaries, wages and related costs increased by $5.9 million, or 66.3%, to $14.8 million for the nine months ended September 30, 2007, compared to $8.9 million for the nine months ended September 30, 2006. This increase was mainly due to increased full-time employees primarily at our Greek office as we hired new operational employees to manage our expanded fleet and service center network and accounting and finance staff to manage our increased reporting requirements as a public company. Furthermore, crew costs increased as the average number of bunkering tankers increased to 12.7 for the nine months ended September 30, 2007, compared to 10.8 for the nine months ended September 30, 2006. Increased crew costs also included salaries of our crew on the floating storage facilities, Fos and Ouranos, which were acquired during the second half of 2006 and 2007, respectively. We also increased salaries of our employees at our Greek office effective January 1, 2007. The increase in salaries, wages and related costs was also attributable to salaried employees hired at our administrative office in New York City, which we established in December 2006.

        Depreciation.    Depreciation increased by $1.3 million, or 44.8%, to $4.2 million for the nine months ended September 30, 2007, compared to $2.9 million for the nine months ended September 30, 2006. This increase exceeded the 17.6% increase in the average number of bunkering tankers due to the higher age and acquisition costs of recently-acquired bunkering tankers and floating storage facilities.

        Other Operating Expenses.    Other operating expenses increased by $7.7 million, or 43.0%, to $25.6 million for the nine months ended September 30, 2007, compared to $17.9 million for the nine months ended September 30, 2006. This increase in other operating expenses was primarily attributable to the following factors: $3.3 million of the total increase was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products and $3.9 million of the total increase was attributable to the increase in overhead costs, mainly general and administrative expenses of our Greek office, our New York City office and our service centers, including costs of complying with our increased compliance and reporting requirements as a public company. Furthermore, $2.3 million of the total increase was attributable to cargo transportation costs relating to the movement of our inventories of marine petroleum products, which were not applicable during 2006. The above-mentioned increases were offset by a $1.2 million decrease in the operating costs of our recently-sold Aframax tanker as well as a decrease in storage costs of $0.8 million.

        Interest and Finance Costs.    Interest and finance costs declined by $2.1 million to $1.5 million for the nine months ended September 30, 2007, compared to $3.6 million for the nine months ended September 30, 2006. The decrease in interest and finance costs was mainly attributable to the repayment of a material portion of our debt outstanding following our initial public offering on December 8, 2006.

Year ended December 31, 2006 compared to the year ended December 31, 2005

        Sales of Marine Petroleum Products.    Sales of marine petroleum products increased by $285.1 million, or 56.4%, to $790.7 million for the year ended December 31, 2006, compared to $505.6 million for the year ended December 31, 2005. Of the total increase in sales of marine petroleum products, $205.6 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2006), $76.7 million was attributable to a 15.3% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2005), and $2.8 million was attributable to an increase in the sales of lubricants. Of the total increase in sales of marine petroleum products, $175.8 million was attributable to an increase in sales from service centers in operation for at least one year and $109.3 million was attributable to an increase in sales from service centers in operation for less than one year. Sales volume of marine fuel increased by 620,912 metric tons, or 35.6%, to 2,367,289 metric tons for the year ended December 31, 2006, compared to 1,746,377 metric tons for the year ended December 31, 2005 due to additional volume of sales of marine fuel in Greece, Gibraltar, the United Arab Emirates and Jamaica and due to sales of marine fuel in our service center in Singapore, which commenced physical supply operations on June 2, 2006. The increase in the average price of marine fuel was primarily due to the increase in worldwide oil and gas prices.

        Gross Spread on Marine Petroleum Products.    Gross spread on marine petroleum products increased by $21.2 million, or 52.0%, to $62.0 million for the year ended December 31, 2006, compared to $40.8 million for the year ended December 31, 2005. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2006 increased 12.1% to $26.0 from $23.2 during the year ended December 31, 2005. The increase in our gross spread per metric ton of marine fuel sold resulted from improved market conditions due to higher demand in our combined port portfolio. Furthermore, the increase in our gross spread per metric ton of marine fuel sold is also due to our increased sales volumes in locations where we generally obtain higher margins. Finally, the increase of 12.1% in our gross spread per metric ton of marine fuel sold was slightly lower than the increase of 15.3% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.9% for the year ended December 31, 2005 to 7.7% for the year ended December 31, 2006. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

        Voyage Revenues.    Voyage revenues increased by $1.1 million, or 10.5%, to $11.6 million for the year ended December 31, 2006, compared to $10.5 million for the year ended December 31, 2005. This increase was mainly attributable to an increase in the average daily charter hire rates of our Aframax tanker during 2006. Furthermore, the increase in voyage revenues was constrained by off-hire time of approximately two months in 2006 when our Aframax tanker was drydocked.

        Salaries, Wages and Related Costs.    Salaries, wages and related costs increased by $3.9 million, or 43.3%, to $12.9 million for the year ended December 31, 2006, compared to $9.0 million for the year ended December 31, 2005. This increase was mainly due to increased crew costs. The average number of bunkering tankers increased by 23.3%, to 11.1 for the year ended December 31, 2006, compared to 9.0 for the year ended December 31, 2005. Furthermore, increased crew costs included salaries of our crew on the floating storage facility, Fos, which was acquired during 2006, and salaries of our crew on the bunkering tanker, Aegean Flower, which was not operational during the first quarter of 2005 due to an engine breakdown. The increase in salaries, wages and related costs is also attributable to additional salaried employees hired at our Greek office, including sales and marketing and operations personnel to manage our expanded network and accounting and finance staff employed in anticipation of our reporting requirements as a public company. We also increased salaries of our employees at our Greek office effective January 1, 2006. The increase in salaries, wages and related costs was also attributable to salaried employees hired at our service center in Singapore, which we established in the second half of 2005 and at which we commenced physical supply operations on June 2, 2006.

        Vessel Hire Charges.    We did not incur any vessel hire charges during the year ended December 31, 2006 due to the reduction of sales of marine petroleum products to the United States Navy. The reduction of sales to the United States Navy was due to decreased naval activity in Greece in 2006. During the year ended December 31, 2005, we incurred vessel hire charges of $0.5 million to service the United States Navy vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company.

        Depreciation.    Depreciation increased by $2.0 million, or 90.9%, to $4.2 million for the year ended December 31, 2006, compared to $2.2 million for the year ended December 31, 2005. This increase exceeded the 23.3% increase in the average number of bunkering tankers due to the higher age and acquisition costs of the three double hull bunkering tankers, Aegean Pride I, Aegean XI and Aegean Force, acquired on December 20, 2005, May 3, 2006 and July 25, 2006, than the average age and acquisition costs of our then-existing fleet.

        Other Operating Expenses.    Other operating expenses increased by $9.1 million, or 54.8%, to $25.7 million for the year ended December 31, 2006, compared to $16.6 million for the year ended December 31, 2005. Of the total increase in other operating expenses, $2.0 million was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products. A further $1.7 million of the total increase was attributable to an increase in voyage and operating costs of our Aframax tanker. Furthermore, $3.4 million of the total increase was due to our lease of shoreside storage space in Gibraltar as well as to the operating costs of our floating storage facility, Fos, in Gibraltar. We did not incur any such costs in 2005 because we were purchasing marine fuel in Gibraltar exclusively from ChevronTexaco's Fuel and Marine Marketing Ltd., or FAMM, under a long-term supply contract. Finally, $2.0 million of the total increase was attributable to the increase in other expenses, mainly general and administrative expenses of our Greek office and service centers including costs relating to the establishment of our service center in Singapore.

        Write-off of Deferred IPO Costs.    On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with our initial public offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with the offering.

        Interest and Finance Costs.    Interest and finance costs increased by $2.9 million to $5.2 million for the year ended December 31, 2006, compared to $2.3 million for the year ended December 31, 2005. The increase in interest and finance costs was mainly attributable to an increase in our total debt outstanding during 2006, mainly resulting from loan agreements signed during the latter half of 2005 all the way up to the date of our initial public offering, December 8, 2006.

Year ended December 31, 2005 compared to the year ended December 31, 2004

        Sales of Marine Petroleum Products.    Sales of marine petroleum products increased by $258.2 million, or 104.4%, to $505.6 million for the year ended December 31, 2005, compared to

$247.4 million for the year ended December 31, 2004. Of the total increase in sales of marine petroleum products, $165.8 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2005), $92.0 million was attributable to a 37.7% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2004), and $0.4 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 576,947 metric tons, or 49.3%, to 1,746,377 metric tons for the year ended December 31, 2005, compared to 1,169,430 metric tons for the year ended December 31, 2004 due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates and due to sales of marine fuel in our service center in Jamaica, which commenced physical supply operations on March 1, 2005. Total sales volumes in Greece increased slightly by 4.1% to 424,119 metric tons for the year ended December 31, 2005 as compared to 407,430 metric tons for the year ended December 31, 2004 but were impacted by an 80.0% reduction of sales to the United States Navy. Nevertheless, sales volumes in Greece excluding sales to the United States Navy increased by 115.5% to 377,679 metric tons for the year ended December 31, 2005 as compared to 175,281 metric tons for the year ended December 31, 2004. The reduction of sales to the United States Navy was due to decreased United States Navy activity in Crete in 2005. Our increased volume of sales in Gibraltar, the United Arab Emirates and Greece (excluding sales to the United States Navy) was mainly attributable to improved market conditions. The increase in the average price of marine fuel was primarily due to the increase in worldwide oil and gas prices.

        Gross Spread on Marine Petroleum Products.    Gross spread on marine petroleum products increased by $15.8 million, or 63.2%, to $40.8 million for the year ended December 31, 2005, compared to $25.0 million for the year ended December 31, 2004. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2005 increased 10.0% to $23.2 from $21.1 during the year ended December 31, 2004. The increase in our gross spread per metric ton of marine fuel sold resulted from the effective implementation of our pricing policies, marketing efforts and purchasing methods. We priced our products near or at spot prices which allowed us to increase our margins during a period in which spot prices rose. We believe that our marketing efforts increased customer demand and allowed us to achieve higher margin sales. We also purchased more products on favorable terms such as average cost pricing or discounted pricing. Macroeconomic factors, such as the increase in worldwide trade and the general increase in oil and gas prices, also contributed to the increase in our gross spread per metric ton. These factors were partially offset by a lower proportion of sales to the United States Navy, which have generally exhibited favorable margins, during the year ended December 31, 2005, compared with the year ended December 31, 2004. Finally, the increase of 10.0% in our gross spread per metric ton of marine fuel sold was lower than the increase of 37.7% in the average price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 9.5% for the year ended December 31, 2004 to 7.9% for the year ended December 31, 2005. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

        Voyage Revenues.    Voyage revenues decreased by $4.5 million, or 30.0%, to $10.5 million for the year ended December 31, 2005, compared to $15.0 million for the year ended December 31, 2004. The decrease was mainly attributable to a decrease in the daily charter hire rates of our Aframax tanker during 2005.

        Salaries, Wages and Related Costs.    Salaries, wages and related costs increased by $4.0 million, or 80.0%, to $9.0 million for the year ended December 31, 2005, compared to $5.0 million for the year ended December 31, 2004. This increase was mainly due to increased crew costs. The average number of bunkering tankers increased by 2.2, or 32.4%, to 9.0 for the year ended December 31, 2005, compared to 6.8 for the year ended December 31, 2004. Increased crew costs included salaries of our crew on the vessel Aegean Flower, which was not operational for a substantial part of 2004 due to an engine breakdown which occurred on July 12, 2004. Increased crew costs also included salaries of our crew on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica. Furthermore, the increase in salaries, wages and related costs is also attributable to salaried employees hired during the year ended December 31, 2005, including our Treasurer and Chief Financial Officer, who joined our Company on January 1, 2005, new employees hired at our service center in Jamaica and at our office in Singapore, as well as salary increases for our employees at our Greek office.

        Vessel Hire Charges.    Vessel hire charges decreased by $1.9 million, or 79.2%, to $0.5 million for the year ended December 31, 2005, compared to $2.4 million for the year ended December 31, 2004. This decrease was mainly attributable to the reduction of sales of marine petroleum products to the United States Navy vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company.

        Depreciation.    Depreciation increased by $0.7 million, or 46.7%, to $2.2 million for the year ended December 31, 2005, compared to $1.5 million for the year ended December 31, 2004. This increase was due to the increase in the average number of bunkering tankers and the higher average value of those vessels.

        Management Fees.    Management fees amounted to $0.2 million for the years ended December 31, 2004 and 2005, and were incurred and paid to Aegean Shipping Management, the manager of our Aframax tanker.

        Other Operating Expenses.    Other operating expenses increased by $4.3 million, or 35.0%, to $16.6 million for the year ended December 31, 2005, compared to $12.3 million for the year ended December 31, 2004. Of the total increase in other operating expenses, $3.5 million was attributable to the increase of vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products, and $2.5 million was attributable to the increase in other expenses, mainly relating to the overhead costs of our service centers including costs relating to the establishment of our service center in Jamaica and office in Singapore. The total increase in other operating expenses was offset by a $1.9 million decrease in voyage and operating costs relating to our Aframax tanker, because for a substantial part of the year ended December 31, 2005 the vessel was hired out under time charter agreements under which the charterer pays for voyage expenses. In the year ended December 31, 2004, our Aframax tanker was mainly hired under voyage charters under which the owner pays for the voyage expenses. We incurred vessel operating costs on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica.

        Interest and Finance Costs.    Interest and finance costs increased by $1.4 million to $2.3 million for the year ended December 31, 2005, compared to $0.9 million for the year ended December 31, 2004. The increase in interest and finance costs was mainly attributable to an increase in our total debt outstanding during 2005.

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term bank debt (excluding interest)	0.8	4.3	4.6	23.8	33.5
Interest on long-term bank debt(1)	2.0	5.5	4.5	4.4	16.4
Minimum purchase commitments(2)	37.5	75.1	75.1	122.0	309.7
Newbuilding contracts—bunkering tankers	61.6	118.7	—	—	180.3
Newbuilding contracts—specialty tankers	15.7	—	—	—	15.7

Total	117.6	203.6	84.2	150.2	555.6

(1)
Our long-term bank debt outstanding as of December 31, 2006 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 5.96% for the year ended December 31, 2006, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2006. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products."

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

Accounting Changes and Error Corrections

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," or SFAS 154, which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for us as of January 1, 2006 and did not have a material impact on our financial statements.

Minimum Revenue Guarantees

        In November 2005, the FASB issued Staff Position FIN45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners," or FSP FIN 45-3. Provisions of this statement amend FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to include in its scope a guarantee granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount. The provisions of FSP FIN 45-3 are effective for minimum revenue guarantees newly issued or modified by us on or after January 1, 2006. Implementation of this statement may result in amounts being recorded in our financial statements in the future if we enter into or modify any revenue guarantees. The amount of any such impact will depend on the terms of any revenue guarantees entered into or modified.

Hybrid Financial Instruments

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140". SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 is effective for us for all financial instruments acquired or issued after January 1, 2007 and is not expected to have a material impact on our financial statements.

Planned Major Maintenance Activities

        In September 2006, the FASB issued Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities," or FSP AUG AIR-1. The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audits of Airlines," and APB Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006, and is to be applied retrospectively for all financial statements presented, unless it is impracticable to do so.

        We follow the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. Accordingly, we do not expect the adoption of FSP AUG AIR-1 to have any impact on our financial statements.

Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements," or SFAS 157. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. We will implement SFAS 157 no later than January 1, 2008 and do not expect it to have any impact on our financial statements.

Considering the Effects of Prior Year Misstatements

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements," or SAB 108. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. We have adopted SAB 108 in our financial statements for the year ended December 31, 2006. The adoption of SFAS 108 did not have a material impact on our financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS 159. Under this statement, entities may voluntarily and irrevocably choose to measure certain financial assets and liabilities, on an instrument-by-instrument basis, at fair value. Subsequent changes for the elected instruments must be reported in earnings. The statement is effective for us for the fiscal year starting January 1, 2008. Our adoption of SFAS 159 is not expected to have a material impact on our financial statements.

Liquidity and Capital Resources

        Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

        Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are mainly denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

        Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

        We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings, and (iv) long-term bank debt. We have revolving credit facilities that permit borrowings up to certain amounts for working capital purposes with sublimits for the issuance of standby letters of credit. Our available borrowings under these revolving credit facilities are reduced by the amount of outstanding letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2006, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Credit Facilities

        As of December 31, 2006 and September 30, 2007, we had the following outstanding loans:

Loan	Date	December 31, 2006	September 30, 2007
	(in millions of U.S. dollars)
Senior Secured Credit Facility	December 19, 2006	—	38.1
Secured term loan facility with respect to five newbuildings	July 5, 2007	—	3.2
Secured term loan facility with respect to five newbuildings	February 10, 2006	4.2	—
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	13.5	14.5
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	5.0	8.6
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	7.0	8.5
Secured term loan facility with respect to two newbuildings	October 27, 2006	1.5	3.0
Secured term loan facility with respect to three newbuildings	October 25, 2006	2.4	3.8

		33.5	79.7

        The following is a summary of terms, including operating and financial restrictions, of our credit facilities as of September 30, 2007.

        Senior secured credit facility.    On December 19, 2006, we entered into our senior secured credit facility with an international commercial lender. Our senior secured credit facility, as amended, is in an amount of up to $183.4 million, consisting of a guarantee and/or letter of credit line in an amount of up to $150.0 million (including an overdraft limit in an amount of up to $50.0 million) and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million. Our senior secured credit facility is used for working capital and general corporate purposes and to partially finance the construction of our five new bunkering tankers from Fujian Southeast Shipyard, or Fujian. Our senior secured credit facility has a term of two years, and our newbuilding facility portion will have a term of 12 years from approximately the delivery date of each vessel. The borrowings under our senior secured credit facility bear interest at a rate of LIBOR plus a margin.

        Our senior secured credit facility is secured by:

  •
  a first priority mortgage on our double hull tankers and an undertaking to provide a first priority mortgage on our single hull tankers at the lender's request;

  •
  an assignment of all earnings, requisition compensation and insurance policies of our vessels;

  •
  charge granted to the lender over our operating account and the accounts of our vessel-owning subsidiaries with the lender;

  •
  corporate guarantees of our vessel-owning subsidiaries;

  •
  a first priority assignment of each newbuilding contract and the refund guarantee for each of the five new bunkering tankers from Fujian prior to its delivery;

  •
  a corporate guarantee from Aegean Bunkering Services Inc., or ABS, collateralized by assignment of trade receivables;

  •
  additional free liquidity in the amount of $10.0 million to be held with the lender and reduced only for the purchase of up to three double hull tankers;

  •
  the general assignment of our trade receivables to be paid into an operating account held with the lender; and

  •
  at the lender's request, requiring our vessel-owning subsidiaries acting as additional guarantors to provide security in the form of corporate guarantees and undertakings to provide first priority mortgage, assignment of earnings, requisition compensation, insurance policies and, where applicable, newbuilding contracts.

        Our credit facility contains certain covenants requiring us to, among other things:

  •
  maintain our listing at the New York Stock Exchange;

  •
  obtain and maintain vessel insurance policies and additional perils pollution insurance policies for 100% of the market value of our vessels;

  •
  ensure that our tankers are managed by ABS and that there is no change in management without the lender's consent;

  •
  indemnify the lender against the consequences of a pollution incident;

  •
  maintain minimum security of 120% of the outstanding facility amount;

  •
  have direct control of and own directly or indirectly 100% of capital stock of vessel-owning subsidiaries acting as guarantors;

  •
  ensure that Mr. Melisanidis controls at least 35% of our shares;

  •
  inform the lender about any actual or proposed purchases;

  •
  inform the lender about changes in our or our subsidiaries' business activities;

  •
  provide the lender with financial statements on a quarterly and annual basis and such other information that the lender may reasonably request; and

  •
  withhold any dividends if there is a breach of covenants or event of default under the credit facility.

        The facility also contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

  •
  our book net worth shall not be less than $150.0 million;

  •
  our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

  •
  we maintain additional free liquidity of $25.0 million to be held with the lender at the end of each month and average minimum daily free liquidity of $10.0 million.

        As of December 31, 2006, we had no amounts outstanding under this facility. As of September 30, 2007, we had $38.1 million outstanding under this credit facility.

        Secured syndicated term loan facility with respect to five newbuildings.    On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15, respectively. The loan bears interest at the rate of LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

        The loan is collateralized by:

  •
  a first priority mortgage over each of the vessels;

  •
  assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

  •
  our corporate guarantee.

        Our corporate guarantee contains customary financial covenants requiring us to ensure that:

  •
  our book net worth shall not be less than $150.0 million;

  •
  our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

  •
  we maintain additional free liquidity of $25.0 million to be held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

        Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Mr. Melisanidis beneficially controls at least 35% of our shares.

        The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

  •
  the minimum value of the collateral;

  •
  incurrence of debt; and

  •
  payment of dividends.

        The loan is repayable in 40 quarterly installments. As of September 30, 2007, the balance on the loan was $3.2 million.

        Letter of credit and revolving credit facility with respect to bunker supply.    On September 24, 2004, as amended, AMP entered into a one-year, renewable, $50.0 million revolving credit and letter of credit issuance and refinancing facility with an international commercial bank for the purpose of purchasing and transporting fuel cargoes and payment of other expenses incidental to the supply of bunkers and lubricants. The facility bears interest at LIBOR plus 1.75%. All drawings under the facility are collateralized by a pledge on qualifying receivables of AMP, as defined in the agreement, as well as a pledge on the bank account where the qualifying receivables of AMP are to be paid. The facility is also secured by a personal guarantee of Mr. Melisanidis, for which he received no consideration.

        The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

  •
  the disposition of assets (except in the ordinary course of business) in excess of certain amounts or any debt payable to it, on right to receive payment;

  •
  changes in the business and activities that are carried on; and

  •
  the change in legal and beneficial ownership, or in the ultimate beneficial ownership of shares of AMP.

        AMP's failure to comply with obligations under the credit agreement could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the credit agreement, and impair AMP's ability to receive advances and issue letters of credit. As of December 31, 2006, AMP had letters of credit in the aggregate amount of

$19.9 million outstanding under this facility. As of September 30, 2007, no amounts were outstanding under this facility.

        Secured term loan facility with respect to five newbuildings.    On February 10, 2006, five of our vessel-owning subsidiaries, Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

        Upon the lender's demand, this facility may be collateralized by:

  •
  a second priority mortgage over one of our vessels, Aegean Flower;

  •
  a second priority undertaking and assignment to be executed by ABS in favor of the lender; and

  •
  a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

        The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

  •
  payment of dividends and the distribution of assets;

  •
  incurrence of debt;

  •
  the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and ABS;

  •
  merger and consolidation;

  •
  the acquisition of additional vessels; and

  •
  changes in the business activities that are carried on.

        As of December 31, 2006, the balance on this facility was $4.2 million. As of September 30, 2007, no amounts were outstanding under this credit facility, as it was replaced with the newbuilding facility of our senior secured credit facility.

        Secured syndicated term loan facility with respect to two newbuildings.    On October 26, 2005, as amended, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of Euro 13.3 million with an international commercial bank to finance the construction of two specialty tankers. The loan bears interest at the rate of LIBOR plus a margin of between 1.30% and 1.40%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

        The loan is collateralized by:

  •
  a first priority mortgage over each of the vessels;

  •
  assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

  •
  corporate guarantees of AMP, ABS and Aegean Shipholdings Inc., or ASI, and our corporate guarantee.

        Our corporate guarantee contains customary financial covenants requiring us to ensure that:

  •
  our book net worth shall not be less than $100.0 million;

  •
  our ratio of total liabilities to total assets shall not exceed 0.65-to-one;

  •
  our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

  •
  our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

        Furthermore, the loan agreement requires that we maintain the listing of our shares on the New York Stock Exchange and under our corporate guarantee we are required to ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

        The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

  •
  the minimum value of the collateral;

  •
  incurrence of debt; and

  •
  payment of dividends.

        The loan is repayable in 40 quarterly installments with a balloon payment at the end of the term in the amount of Euro 1.77 million. As of December 31, 2006 and September 30, 2007, the balance on the loan was $13.5 million and $14.5 million, respectively.

        Secured letter of credit facility with respect to two newbuildings.    Also on October 26, 2005, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a secured letter of credit facility for an aggregate amount of Euro 12.3 million with an international commercial bank for the issuance of standby letters of credit to the shipyard as a payment guarantee.

        This facility is collateralized by:

  •
  a first priority charge on an interest bearing cash collateral account of the borrowers; and

  •
  a corporate guarantee of AMP.

        As of December 31, 2006 and September 30, 2007, the balance on this letter of credit facility was $12.3 million and $11.6 million, respectively.

        Secured syndicated term loan facility with respect to five newbuildings.    On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers DN-3500-3, DN-3500-10, DN-3500-9, DN-3500-8 and DN-3500-2, respectively. The loan bears interest at the rate of LIBOR plus a margin of between 1.30% and 1.40%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

        The loan is collateralized by:

  •
  a first priority mortgage over each of the vessels;

  •
  assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

  •
  corporate guarantees of ASI and ABS and our corporate guarantee.

        Our corporate guarantee contains customary financial covenants requiring us to ensure that:

  •
  our book net worth shall not be less than $100.0 million;

  •
  our ratio of total liabilities to total assets shall not exceed 0.65-to-one;

  •
  our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

  •
  our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

        Furthermore, as corporate guarantor we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

        The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

  •
  the minimum value of the collateral;

  •
  incurrence of debt; and

  •
  payment of dividends.

        The loan is repayable in 40 quarterly installments with a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2006 and September 30, 2007, the balance on the loan was $5.0 million and $8.6 million, respectively.

        Secured syndicated term loan facility with respect to seven newbuildings.    On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.75 million with an international commercial bank to finance the construction of seven double hull oil tankers, QHS 207, QHS 208, QHS 209, QHS 210, QHS 215, QHS 216, and QHS 217, respectively. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

        The loan is collateralized by:

  •
  a first priority mortgage over each of the vessels, in favor of the lenders;

  •
  a corporate guarantee by us and ASI as the holding company of the vessel-owning subsidiaries; and

  •
  a manager's undertaking from ABS, as the management company of the vessels.

        The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

  •
  the payment of dividends and the distribution of assets;

  •
  the incurrence of debt;

  •
  mergers and consolidations;

  •
  changes in the business activities that are carried on; and

  •
  changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

        The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. As of December 31, 2006 and September 30, 2007, the balance on the loan was $7.0 million and $8.5 million, respectively.

        Secured term loan facility with respect to two newbuildings.    On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, QHS 221 and QHS 224, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

        The loan is collateralized by:

  •
  a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

  •
  our corporate guarantee; and

  •
  a manager's undertaking from ABS, as the management company of the vessels.

        The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

  •
  the payment of dividends and the distribution of assets;

  •
  the incurrence of debt;

  •
  mergers and consolidations;

  •
  changes in the business activities that are carried on; and

  •
  changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners.

        The facility is available in five tranches in a total amount of $8.8 million per vessel. The loan amount for each vessel is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2006 and September 30, 2007, the balance on the loan was $1.5 million and $3.0 million, respectively.

        Secured term loan facility with respect to three newbuildings.    On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.25 million to partially finance the construction costs of three double hull tankers, QHS 220, QHS 222 and QHS 223, respectively. As of December 31, 2006, the facility bore interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery.

        The loan is collateralized by:

  •
  a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

  •
  a corporate guarantee by us and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries;

  •
  a manager's undertaking from ABS, as the management company of the vessels; and

  •
  personal guarantee by a personal guarantor to be agreed upon by the lenders.

        The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

  •
  the payment of dividends and the distribution of assets;

  •
  the incurrence of debt;

  •
  mergers and consolidations;

  •
  changes in the business activities that are carried on; and

  •
  changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

        The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. As of December 31, 2006 and September 30, 2007, the balance on the loan was $2.4 million and $3.8 million, respectively.

        Loan facility with respect to Aegean X.    On October 7, 2004, Aegean X Maritime Inc., or Aegean X, our vessel-owning subsidiary, entered into a credit facility for an aggregate amount of $3.5 million with a commercial bank to partially finance the acquisition cost of Aegean X. On December 20, 2006, we repaid all amounts outstanding under, and terminated, this facility with a portion of net proceeds from our initial public offering.

        Loan facility with respect to Aegean Tiffany and Aegean Breeze.    On July 23, 2004, Tiffany Marine S.A., or Tiffany, and Sea Breezer, each our vessel-owning subsidiary, obtained a loan for an amount of $8.8 million from an international commercial bank to partially finance the acquisition cost of the vessels Aegean Tiffany and Aegean Breeze. On December 20, 2006, we repaid all amounts outstanding under, and terminated, this facility with a portion of net proceeds from our initial public offering.

        Loan facility with respect to Aegean Tulip.    On June 4, 2004, Clyde Shipping Corp., or Clyde, our vessel-owning subsidiary, obtained a loan for an amount of $2.4 million from a commercial bank to partially finance the acquisition cost of Aegean Tulip. On December 20, 2006, we repaid all amounts outstanding under, and terminated, this facility with a portion of net proceeds from our initial public offering.

        Loan facility with respect to Aegean Flower. On January 28, 2004, Pontos Navigation Inc., or Pontos, our vessel-owning subsidiary, obtained a loan for an amount of $5.0 million from an international commercial bank to partially finance the acquisition cost of Aegean Flower. On December 20, 2006, we repaid all amounts outstanding under, and terminated, this facility with a portion of net proceeds from our initial public offering.

Liquidity and Uses of Cash

        Cash and cash equivalents, as of December 31, 2004, 2005 and 2006 and as of September 30, 2006 and 2007 amounted to $3.3 million, $7.6 million, $82.4 million, $16.8 million and $6.5 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2004, 2005 and 2006 and as of September 30, 2006 and 2007. Working capital is defined as current assets less current liabilities.

        The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands of U.S. dollars)
Working capital	3,303	(32,457)	115,723	(42,771)	79,824
Working capital excluding cash and debt	8,768	30,516	33,381	34,180	100,676

        During the nine months ended September 30, 2007, we experienced a significant increase in our sales of marine petroleum products which was the primary driver of increased working capital excluding cash and debt position as of September 30, 2007. During the year ended December 31, 2006, we experienced a significant increase in our sales of marine petroleum products. However, during the same year, we also improved the average outstanding days of our trade receivables. Accordingly, our working capital excluding cash and debt increased only slightly. Our working capital position as of December 31, 2006 was positive due to the net proceeds of our initial public offering in December 2006 which we used to repay a significant portion of our then-outstanding debt. While we expect to incur additional debt to fund working capital requirements and capital commitments, we would not expect significant working capital deficits in the foreseeable future.

        We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually had been extended unsecured trade credit, we are usually extended secured trade credit from our suppliers for our marine petroleum product purchases and our suppliers usually require us to provide a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

        We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2004, 2005 and 2006 and as of September 30, 2006 and 2007.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
		(in thousands of U.S. dollars)
Payments for vessel acquisitions	28,998	8,175	21,995	34,895	56,492
Payments for vessel construction	—	11,228	35,396	13,658	29,526
Payments for drydocking	321	154	10,637	5,394	2,918

        Payments for vessel acquisitions will increase in the coming years due to our existing commitments on our newbuilding contracts for 26 bunkering tankers and two specialty tankers. Nine of the 26 bunkering tankers have a total construction cost of $8.4 million each, 12 have a total construction cost of $11.6 million each and the remaining five have a total construction cost of $7.9 million each. These costs include newbuilding contracts with the shipyards as well as supervision contracts. Each of the two specialty tankers has an estimated total construction cost of Euro 8.3 million, which includes a newbuilding contract with the shipyard as well as a supervision contract. The construction costs of both the bunkering tankers and the specialty tankers are payable in milestones over the duration of the construction of these vessels. The payment schedules for these newbuilding contracts are presented below. The payment schedules for the specialty tankers have been calculated assuming a $/Euro exchange rate of 1.3170, the rate prevailing on December 31, 2006.

	Bunkering Tanker	Specialty Tankers	Total
	(in thousands of U.S. dollars)
2007	61,629	15,708	77,337
2008	76,878	—	76,878
2009	41,820	—	41,820

Total	180,327	15,708	196,035

        Furthermore, payments for vessel acquisitions are expected to increase if we exercise our options to purchase nine bunkering tankers and four specialty tankers. Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

        It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand, existing long-term bank debt and cash flow from operations. Furthermore, we intend to use cash flow from operations as well as new long-term debt to fund the purchase of vessels under newbuilding contracts if we exercise our options to purchase nine bunkering tankers and four specialty tankers. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

        We anticipate that assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

        Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

Cash Flow

  Net Cash Provided By Operating Activities

        Net cash used in operating activities was $43.2 million for the nine months ended September 30, 2007 as compared to net cash provided by operating activities of $14.6 million for the nine months ended September 30, 2006. This decrease in period-over-period cash flow was primarily attributable to changes in working capital during the nine months ended September 30, 2007. Net income, as adjusted for non-cash items, was $27.4 million for the nine months ended September 30, 2007. However the net positive change in working capital accounts utilized $67.7 million in cash during that period, and we made drydocking payments of $2.9 million during the period. The increase in working capital excluding cash and debt during the nine months ended September 30, 2007 was due to a significant increase in sales of marine petroleum products during the period.

        Net cash provided by operating activities increased by $15.6 million to $17.1 million for the year ended December 31, 2006, compared to $1.5 million for 2005. This increase was primarily attributable to our net income for the year as changes in working capital were not substantial. Working capital excluding cash and debt increased by $2.9 million, to a surplus of $33.4 million as of December 31, 2006, compared to a surplus of $30.5 million as of December 31, 2005. The change in trade receivables was minimal as increased sales of marine petroleum products were offset by a decrease in the average outstanding days of trade receivables. The growth in trade payables provided cash to operations and resulted from increased purchases during the year. On the other hand, cash from operations was utilized to increase our inventories in Gibraltar.

        Net cash provided by operating activities decreased by $15.8 million to $1.5 million for the year ended December 31, 2005, compared to $17.3 million for the same period in 2004. This decrease was primarily attributable to net cash outflows relating to the increase of our working capital excluding cash and debt, which increased by $21.7 million, to a surplus of $30.5 million as of December 31, 2005, compared to a surplus of $8.8 million as of December 31, 2004. The increase of our working capital excluding cash and debt was mainly due to increased volumes of business and higher oil prices resulting in higher trade receivables. The increase was also due to the decrease in the average outstanding days of our trade payables.

  Net Cash Used In Investing Activities

        Net cash used in investing activities was $77.2 million for the nine months ended September 30, 2007. During the period, we paid $29.5 million as milestone payments under our newbuilding and engineering contracts. We paid $56.5 million to acquire the tankers, Ouranos, Aegean Princess, Hope and Leader, and we received $8.3 million upon the sale of Aegean Hellas to an unrelated third party.

        Net cash used in investing activities was $55.2 million for the year ended December 31, 2006. During the year ended December 31, 2006, we paid $35.4 million as milestone payments under our newbuilding and engineering contracts. We paid $34.9 million to acquire the tankers, Aegean XI, Omega Af Donso, Trapper and Aegean Force and we received $12.9 million upon the sale of the Omega Af Donso and the Trapper to companies owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management S.A.

        Net cash used in investing activities was $35.0 million for the year ended December 31, 2005. During the year ended December 31, 2005, we paid $11.2 million as partial advance payments under our newbuilding contracts with Fujian and a Romanian shipyard for ten double hull tankers and two specialty tankers. We paid $6.8 million to acquire the bunkering tanker, Aegean Pride I, from Bonaire Shipholding Co., a vessel-owning company owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management, and we purchased other fixed assets of $1.1 million, including $0.8 million for the acquisition of our marketing office in the United States. Furthermore, during the year ended December 31, 2005, we placed a portion of our loan proceeds in an interest-bearing cash collateral account which we used as security for standby letters of credit issued by the same bank to the above-mentioned Romanian shipyard.

        Net cash used in investing activities was $29.4 million in 2004, mainly consisting of the acquisition costs of our five bunkering tankers.

  Net Cash Provided by Financing Activities

        Net cash provided by financing activities was $44.5 million for the nine months ended September 30, 2007 mainly due to additional drawdowns of $20.2 million under our term loan facilities to finance a portion of the construction costs of our new vessels, and we drew down $26.0 million under our senior secured credit facility to finance working capital requirements. Furthermore, during the nine months ended September 30, 2007, we declared and paid dividends of $1.3 million to our shareholders.

        Net cash provided by financing activities was $112.9 million for the year ended December 31, 2006. Regarding sources of financing, during the year ended December 31, 2006, we obtained new long-term bank loans of $41.7 million, and we received net proceeds of $185.2 million from our initial public offering. Furthermore, during the year ended December 31, 2006, we made principal repayments of $42.9 million on our long-term bank loans, and we repaid a net amount of $66.6 million under our short-term credit facilities. Finally, during the year ended December 31, 2006, we declared and paid dividends of $4.0 million to our shareholders.

        Net cash provided by financing activities was $37.8 million for the year ended December 31, 2005. During the year ended December 31, 2005, we obtained new long-term bank loans of $15.5 million, and we made principal repayments of $3.6 million on our existing long-term bank loans. Furthermore, during the year ended December 31, 2005, we obtained a short-term loan facility from Leveret totaling $23.6 million, and we borrowed $39.0 million under short-term bank facilities, of which a short-term loan of $35.0 million was used to finance the repurchase of 8% of our common stock. Finally, during the year ended December 31, 2005, we declared and paid dividends of $1.5 million to our shareholders.

        Net cash provided by financing activities was $13.4 million in 2004. In 2004, we obtained long-term bank loans of $19.7 million in order to partially finance the acquisition costs of our five bunkering tankers, and we financed the remaining portion of the acquisition costs by a capital contribution of cash from our shareholders of $9.3 million. Furthermore, in 2004, we repaid $2.6 million of the current portions of long-term debt. In addition, in 2004, we experienced a net decrease in short-term borrowings of $4.3 million, which mainly related to the repayment of the short-term interest-free line of credit granted to us in 2003 by the United States Navy for working capital purposes. Finally, in 2004, we declared and paid dividends of $8.4 million to our shareholders.

Qualitative and Quantitative Disclosure of Market Risk

Price Risk

        Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. During 2006, we have leased a shoreside storage facility in Gibraltar and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, Gibraltar was the only location where we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in Gibraltar covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

        In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers such as the United Kingdom, or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk

        Historically, we have been subject to market risks relating to changes in interest rates because we have had significant amounts of floating rate long-term debt and short-term borrowings outstanding.

During the year ended December 31, 2006, we paid interest on this debt based on LIBOR plus an average spread of 1.34% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2006 from $4.3 million to $5.4 million. We have considerable exposure to interest rate changes because we expect to have long-term bank debt outstanding in order to partially finance the construction of our bunkering and specialty tankers as well as short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes which will be used to cover any periodic working capital requirements. We expect to repay these borrowings on a periodic basis using cash flows from operations.

        At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure to variability in our floating rate long-term debt.

Exchange Rate Risk

        We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2006, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our combined and consolidated statements of operations has been minimal.

        In 2005, we signed two newbuilding contracts for the construction of two specialty tankers. These contracts are denominated in Euros. Apart from these Euro-denominated contracts, we do not expect the impact of foreign exchange fluctuations on our combined and consolidated statements of operations to materially differ from recent periods. Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated combined and consolidated statements of operations may be significant.

        Due to the minimal historic impact of foreign exchange fluctuations on us, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.

Inflation

        Inflation has had only a moderate effect on our expenses given recent historical economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

        Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our combined and consolidated financial statements included herein.

Trade Receivables and Allowance for Doubtful Accounts

        We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of uncollectibility of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

        We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables (i.e., 30 to 60 days, 60 to 90 days, etc.). These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-base basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

        We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods, and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

        We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

        We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard, and for our Aframax tanker, to be 25 years from date of initial delivery from the shipyard. Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

        An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2006 by $1.1 million.

        Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

        Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

        We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

Deferred Drydock Cost

        Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

        Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

			Drydock Costs
	Average Number of Tankers
Year Ended December 31,			As Reported	As Incurred
	Bunkering	Non-bunkering
			(in thousands of U.S. dollars)
2004	6.8	1.0	386	321
2005	9.0	1.0	636	154
2006	11.1	1.3	1,684	10,637

        The table above discloses the average number of tankers that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

        Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

Subsequent Events

        Delivery of Sara.    On October 9, 2007, we took delivery of Sara, a 1990-built and 2003-upgraded 7,389 dwt double hull bunkering tanker.

        Delivery of Vera.    On October 9, 2007, we took delivery of Vera, a 1985-built 3,728 dwt single hull bunkering tanker.

        Acquisition of Bunkers at Sea.    On October 9, 2007, we entered into three share purchase agreements for the purchase of all of the outstanding stock of Bunkers at Sea NV, a Belgium-based marketer and independent physical supplier of marine fuel to vessels in ports and at sea. Bunkers at Sea serves approximately 45 ports located throughout Northern Europe, including the North and Irish Seas, the French Atlantic, the English Channel and St. George Channel.

        Cancellation of purchase of Angeles B.    On October 29, 2007, we cancelled the purchase of Angeles B, a 1980-built 11,474 dwt double hull bunkering tanker.

        Amendment of Senior secured credit facility.    On October 19, 2007 and October 30, 2007, we entered into two letter agreements, respectively, with an international commercial lender that amended our senior secured credit facility in order to increase our guarantee and/or letter of credit line portion of the facility. As amended, our senior secured credit facility is in an amount of up to $218.4 million, consisting of a guarantee and/or letter of credit line facility in an amount of up to $185.0 million (including an overdraft limit in an amount of up to $85.0 million) and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million.

        Acquisition of Portland Bunkers International Limited.    On October 31, 2007, we entered into a share purchase agreement for the purchase of all of the outstanding shares of Portland Bunkers International Limited, or PBI, a U.K.-based operator of a marine fuel terminal located in Portland Harbor. PBI is located near the southern access of the North Sea Sulphur Emission Control Area (SECA) and provides convenient access for commercial vessels to refuel. We intend to deploy two of our bunkering tankers and commence physical supply operations, including the supply of low sulphur marine fuels, at this new service center by the end of the year.

        New senior secured syndicated credit facility.    On November 6, 2007, AMP received a conditional commitment letter from international commercial lenders in connection with our new senior secured syndicated credit facility, or our new credit facility. Our new credit facility is expected to replace the guarantee and/or letter credit line portion of our existing senior secured credit facility. We expect that our new credit facility will be in an amount of up to $300.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $200.0 million and an overdraft facility in an amount of up to $100.0 million. The terms of our new credit facility will be subject to the execution of legal loan documents. Our new credit facility will be used for working capital and general corporate purposes. We expect that our new credit facility will have a term of one year which will be renewable. The borrowings under our new credit facility will bear interest at a rate of LIBOR plus a margin ranging between 0.25% and 1.25%.

        Our new credit facility is expected to be secured by, among other things:

  •
  a first priority mortgage on our ten of our double hull bunkering tankers and three floating storage facilities, or our mortgaged vessels;

  •
  an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;

  •
  charge over AMP's operating account;

  •
  our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;

  •
  the general assignment of trade receivables by us and our subsidiaries; and

  •
  corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

        We expect our new credit facility to contain certain covenants requiring us to, among other things:

  •
  maintain our listing at the New York Stock Exchange;

  •
  ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;

  •
  obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;

  •
  indemnify the lenders against the consequences of a pollution incident;

  •
  ensure that there is no change of AMP's or our and our subsidiaries' business;

  •
  have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;

  •
  maintain minimum security of 120% of the outstanding facility amount;

  •
  ensure that Mr. Melisanidis controls at least 32% of our shares;

  •
  inform the lenders about any actual or proposed purchases; and

  •
  provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

        Furthermore, we expect that our new credit facility will contain customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

  •
  our book net worth shall not be less than $175.0 million;

  •
  our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

  •
  we maintain additional free liquidity of $25.0 million to be held with the lenders, with average minimum daily free liquidity of $10.0 million.

INDUSTRY

        The information and data in this section relating to the international marine fuel supply industry has been provided by Lloyd's Marine Intelligence Unit, or Lloyd's MIU, and is taken from its databases and other sources available in the public domain. Lloyd's MIU has advised us that it accurately describes the international marine fuel supply industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Lloyd's MIU's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the marine fuel supply industry.

Overview

        The loading of refined marine fuel into a ship's fuel tank, or bunkering, is an integral part of the marine industry, as fuel costs often represent a large percentage of a ship's operating costs. A ship's fuel consumption depends, among other things, on its size, speed, age and the fuel burning efficiency of its engine. Considering the oil price levels during the first ten months of 2007, it is estimated that marine petroleum costs for a typical containership of 4,800 TEU, a bulk carrier of 150,000 dwt, and an oil tanker of 280,000 dwt carrying capacity, amount to approximately 82.0%, 65.5% and 63.5% of operating costs, respectively.

        The marine industry is linked directly to international trade, with ocean-going vessels representing the most efficient, and often the only method, of transporting large volumes of basic commodities and finished goods. In 2006, over 7.0 billion tons of cargo were transported by 48,872 ships of 300 gross tonnage and above, with 1,009.5 million of combined gross tonnage. Fuel consumption by ships comprises approximately 20% of the world's fuel demand. It is estimated that commercial shipping currently consumes approximately 195 million metric tons of marine fuel. Considering current price levels, this amounts to annual business revenues of over $78 billion. The marine fuel supply industry serves over 90,000 commercial vessels (totaling over 1 billion dwt in cargo capacity) and including approximately 44,000 fishing boats, tug-boats and other ancillary vessels. The figures above exclude leisure boats and naval vessels that are also supplied by commercial fuel sources.

        The exact size of the marine fuels supply market is not easily determined due to the extent of supply locations worldwide and other common defects in data collection such as double-counting of traded quantities and unreliability of official sources in certain countries, particularly in developing regions. The most conservative estimates, as stated by a report to the European Commission—Director General Environment, prepared by the private consultancy firm BeicipFranlab (October 2003), give an indication of the global marine fuel sales development over the thirty-year period from 1971 to 2001 and the approximate share of main geographical regions. According to this report, over that period, world marine bunker sales fluctuated from 109.2 million tons in 1971 to 86.6 million tons in 1983 (during the last large freight recession) and up to 143.6 million tons in 2001. Various industry sources estimate the current size of the market to be anywhere between 175 and 250 million tons. The larger share of the market in volume terms (27.5%) rests with Asian sales, followed by bunker sales in the Americas (24%), Europe (23%), and the Middle East and Africa (3.5%).

Companies Serving the Market

        The global bunkering market is serviced by three categories of companies: major oil producers and national oil companies, traders and brokers, and independent physical suppliers.

        In addition to national oil companies, the major oil producers, ExxonMobil, ChevronTexaco, BP and Shell, are engaged in the supply of marine fuel. Prior to the 1973 oil crisis, 85% of all marine fuel was supplied by the downstream marketers of the oil refineries and the marketers of the major oil producers. Currently, the four major oil producers control only about 40% of the bunker supply market due to the emergence of bunker trading companies in the early 1980s when high oil prices and a soft freight market characterized by low charter rates caused the major oil producers to reduce their bunkering operations. However, they still maintain a strong presence in the world's major ports. In 2005, Shell Marine Products claims to have supplied 15.0 million metric tons to approximately 8,000 vessels in 28 countries with about 40,000 barge deliveries and ExxonMobil Marine Fuels claims to have supplied approximately 15.0 million metric tons of marine fuel in 70 countries, with approximately 1.0 million metric tons supplied to its own tanker fleet. BP Marine supplied over 12.0 million metric tons of marine petroleum in over 50 countries and FAMM supplied approximately 20.0 million metric tons of marine and other fuel in approximately 250 ports worldwide.

        Bunker traders and brokers represent 30%, or approximately 60.0 million metric tons, of marine petroleum products sold worldwide. Traders purchase fuel from primary sources such as refineries marketers of major oil producers, or other traders. The trader can either sell the fuel, most commonly to a ship-owner, a ship operator or another trader, or may choose to keep the fuel in storage in anticipation of a future price increase. Brokers, unlike traders, do not assume risk and merely act as agents for the buyer, and receive a commission from the seller in a typical bunker transaction. Traders and brokers often act in the capacity of the other. A trader may act as a broker when there is a desire to limit the risk of a credit facility or the risk of price instability. Conversely, a broker may act as a trader, if it wishes to assume a proprietary fuel position. Traders and brokers do not control delivery to end customers and ultimately use physical suppliers to deliver marine fuel to such customers. Companies such as World Fuel Services Corporation broker and trade in marine fuel and lubricants, and provide credit, marine fueling and related services to commercial ship owners, marine fuel users and governments.

        The remaining 30% of the bunkering market is served by independent physical suppliers, national oil companies and independent refiners. Independent physical suppliers such as Aegean Marine Petroleum Network Inc. purchase marine fuel from refineries, major oil producers and other sources which is then marketed, sold and physically delivered to a broad base of end customers.

Supply Methods

        Bunkers are supplied in ports at a berth or anchorage via truck or railcar, through a permanent pipeline, or through ship-to-ship delivery.

        Delivery by truck or railcar occurs at a berth where there is land access to the vessel. This method of delivery has various limitations. Trucks and railcars are not only limited by the fact that the vessel needs to be accessible from land but they are also limited in the amount of marine fuel they can deliver. Normally trucks have a carrying capacity between 10 and 35 cubic meters and would deliver at speeds of 50 metric tons per hour, making the average fuel oil stem a very slow process.

        Pipeline facilities work in a similar fashion as truck and railcar deliveries. Delivery occurs at a berth where the vessel has physical access to the pipeline. Pipelines are able to deliver marine fuel at a rate of 250 metric tons per hour. However, expensive installation and high maintenance costs have made it commercially impractical to continue operating pipelines as the primary source of marine fuel at ports. Other drawbacks in the use of pipelines include limitations in concurrently supplying several ships, making delivery of marine fuel time consuming.

        Ship-to-ship delivery is the most popular method of marine fuel delivery because a vessel does not have to be in a specific place to refuel. Bunkering tankers can pull alongside a vessel to deliver marine fuel whether the vessel is at a berth, at an anchorage or in motion at low speeds. Bunkering tankers deliver fuel at an average of 300 metric tons per hour and account for approximately 80% of the annual bunkering deliveries.

Demand and Growth

        Demand and growth of the marine fuel supply industry are mainly driven by location, availability of suitable fuel grades, and price.

        Port location is important because international seaborne trade limits the options ships have when choosing where to replenish fuel. Contractual obligations between the shipping company and the customer often restrict the route taken. The major bunkering ports tend to be located along major trade routes. For example, Singapore is an extremely popular refueling port due to its location on a major trade route between the Far East and countries west of the Malay Peninsula. The following table illustrates the volume of marine fuel sales by location in 2006.

Region	Major Port(s)	Million Metric Tons/Year
Southeast Asia	Singapore	28.4
Northwest Europe	Rotterdam	13.6
Arab Gulf	Fujairah	12.0	*
Mediterranean	Gibraltar/Piraeus	4.0/3.5	*
U.S. Gulf	Houston	2.7	*

*
Estimated

Source: Lloyd's MIU

        Currently, the majority of commercial vessels use marine fuel oils with viscosity ranging between 180cSt, 380cSt and 500cSt at 50 degrees Celsius. However, sales of 500cSt marine fuel have been on the rise during the past five years at major bunkering ports, such as Rotterdam, due to the fact that this grade of marine fuel is less expensive than 380cSt marine fuel. A user of marine fuel customarily compares the price and relative energy output to determine which type of fuel to purchase.

        Pricing drives growth and demand in individual ports and markets due to the fact that the cost of bunkers often accounts for a large part of a ship's operating costs. Scarcity of product, small numbers of inquiries, transportation and storage costs, and monopoly of supply all tend to push the price of marine petroleum products up. However, the high concentration of supply along the major trade routes leads to competitive pricing. For example, pricing at the port of Rotterdam is lower than at other major ports due to its proximity to many local refineries.

        The following tables illustrate average bunkers prices for IFO 180cSt and 380cSt per metric ton and average growth rate by location for the periods presented:

IFO 180 cSt

Port	2005	2006	Growth Rate 2005 to 2006	Jan–Oct 2007	Growth Rate 2006 to Jan– Oct 2007	July– Oct 2007	Growth Rate 2007
Singapore	273	320	17%	356	11%	403	13%
Rotterdam	256	304	19%	339	12%	394	16%
Fujairah	271	319	18%	363	14%	416	15%
Average growth for the ports			18%		12%		15%

Source: LR Fairplay/Cockett

IFO 380 cSt

Port	2005	2006	Growth Rate 2005 to 2006	Jan–Oct 2007	Growth Rate 2006 to Jan– Oct 2007	July– Oct 2007	Growth Rate 2007
Singapore	264	311	18%	348	12%	392	13%
Rotterdam	237	284	20%	319	12%	374	17%
Fujairah	262	307	17%	350	14%	402	15%
Average growth for the ports			18%		13%		15%

Source: LR Fairplay/Cockett

Top Bunkering Ports

  Southeast Asia

        Singapore:    In 2006, 448.0 million tons of cargo passed through the port of Singapore and bunkering volumes reached 28.4 million metric tons. The market is served by approximately 75 Singapore accredited physical suppliers. BP Marine is the largest supplier by volume, followed by Global Energy Trading Pte. Ltd., Shell International Eastern Trading, ExxonMobil Asia Pacific, Consort Bunkers Pte. Ltd., Equatoria Marine Fuel Management, Searights Maritime Services Pte. Ltd., Bunker House Petroleum and others, including Aegean Bunkering (Singapore) Pte. Ltd. The continuous growth of the Singapore bunker market is partly due to the growth of Chinese economy and the increase in China's international seaborne trade.

  Northern Europe

        Rotterdam:    Large bunker sales are mainly related to Rotterdam's pricing advantage over other Northern European ports, and the large volume of shipping traffic through the port. Over the past few years, bunker prices for the two main grades (IFO 180 cSt and IFO 380 cSt) at Rotterdam were between $6 and $25 per ton less costly than Singapore, enabling container vessels to refuel in Rotterdam and sail to Singapore and back before having to refuel. The combined cargoes handled by the port exceeded 370.0 million metric tons in 2006 with bunker volumes exceeding 13.5 million metric tons in that year. The main sources of bunkers are four local refineries and three other Benelux refineries. The market is served by approximately 25 physical suppliers, including all of the major oil producers and several other foreign based groups such as Lukoil Benelux BV, Chemoil Europe BV and Bominflot BV.

  Arab Gulf

        Fujairah:    Fujairah is the most popular refueling port in the Arab Gulf due to its many storage facilities, proximity to Middle East fuel supplies, and other services offered to waiting or passing vessels. All of these factors contributed to the estimated annual marine fuel sales of 12.0 million metric tons in 2006. Over 33.0 million metric tons of cargo passed through this port in 2006. Aegean Marine Petroleum LLC and Bominflot Fujairah LLC, among many others, service this market, however, there have not been many new entrants into this market recently.

  U.S. Gulf

        Houston:    In 2005, about 200.0 million tons of cargo moved through the Port of Houston with a total of 6,539 vessel calls. In that year, estimated 2.7 metric tons of marine fuel were sold. Valero Marketing and Supply Co., Bominflot, Houston Marine Services, Matrix and Chemoil Corporation, along with the four major oil producers, service this bunkering market.

  Mediterranean

        Traditionally bunkering in the Mediterranean has failed to rival the other major world ports due to the diffuse nature of the region. Although there is substantial trawler, ferry and cruise ship traffic, there is no direct route which all of the vessels use making the bunkering market very spread out across a broad region.

        Gibraltar:    Gibraltar is one of the largest bunkering ports in the Mediterranean, delivering approximately 4.0 million tons of marine petroleum products in 2006. Bunkering is a main activity within the port of Gibraltar with approximately 5,500 vessels calling there each year. These vessels are serviced by Aegean Bunkering (Gibraltar) Ltd., CEPSA (Gibraltar) Ltd., Vemaoil Co. Ltd. and ExxonMobil Marine Fuels, among others.

        Piraeus, Greece:    Attractive pricing has driven the growth of bunkering at the port of Piraeus. The estimated 3.5 million metric tons per year bunker supply market, based on 2005 data, is served locally by two competing refineries. This port is serviced by Aegean Marine Petroleum S.A., Eko-Elda Abee, BP Hellas S.A. and Sekavin S.A., among others. Ocean-going vessels and passenger ferries making over 26,000 calls a year are the main consumers of marine fuel in Piraeus.

Tanker Supply

  Size of the Existing Fleet

        Bunkering tankers can range in size from 600 to 10,000 dwt with only few vessels exceeding 10,000 dwt capacity. However, the majority of tankers used for bunkering are 5,000 dwt and below. There are a number of petroleum product vessels that are suitable for bunkering operations. Lloyd's MIU classifies them as tank barges, bunkering tankers, non-specific tankers and product tankers, though certain chemical and chemical/oil tankers could also be used as a last resort. Approximately 90% of these tankers (excluding the chemical and chemical/oil tankers) are single hull and of these nearly 55% will reach their 25th anniversary by 2008, and as such they will need to be phased out as per the applicable regulations within the jurisdiction in which they operate and in conformance with the amended MARPOL Annex I rules. The following tables illustrate the number of active single and double hull tankers in service as of October 2007.

600-5,000 dwt range

Type of Vessel	Single Hull	Double Hull
Bunkering-suitable Tankers	2590	251
Chemical Tankers	509	165
Chemical/Oil Tankers	224	178

Total	3323	594

5,001-10,000 dwt range

Type of Vessel	Single Hull	Double Hull
Bunkering-suitable Tankers	404	177
Chemical Tankers	86	117
Chemical/Oil Tankers	206	217

Total	696	511

  Source: Lloyd's MIU

        The following tables illustrate the percentage of vessels over 25-years old at the specified phase out dates.

600-5,000 dwt range

Type of Vessel	Percentage over 25- years old by 2008
Bunkering-suitable Tankers	56%
Chemical Tankers	31%
Chemical/Oil Tankers	21%

5,001-10,000 dwt range

Type of Vessel	Percentage over 25- years old banned from certain jurisdictions as of April 5, 2005
Bunkering-suitable Tankers	27%
Chemical Tankers	21%
Chemical/Oil Tankers	11%

  Source: Lloyd's MIU

  Expected Double Hull Tankers Under Construction

        Due to the low margin generally associated with small product tankers, such as bunkering vessels, many of the world's shipyards continue to focus on building the larger more profitable ships. As of August 2006, there were only approximately 140 bunker suitable tankers on order for delivery by the end of 2008. Of these, 50 vessels have been delivered to their owners, and the remainder is expected to be delivered over the next 14 months. Over the last year, shipyards took orders for 250 new ships to be delivered between 2008 and 2012. The increase in steel prices over the past few years, along with increases in energy and other materials and production costs has led to increased shipbuilding costs, raising unit prices by between 15% to 65%, depending on the size and type of vessel. Higher vessel prices contribute to the shortage of MARPOL 73/78 conforming vessels.

  Shipyard Capacity Constraints

        Currently orders for double hull bunkering tankers are constrained by (i) a preference, particularly by Far Eastern shipyards, to offer capacity to higher value chemical tanker orders rather than for lower margin bunkering tankers, (ii) a renewed interest by the few active European shipyards in containerships and other specialty vessels limiting the shipbuilding capacity for low value bunkering tankers, (iii) closures of smaller shipyards, particularly in Northern Europe, (iv) the fact that only 21 out of 52 countries with open sea shipbuilding capacity are building tankers suitable for the marine fuel supply industry, (v) the significant increase in construction costs since 2003 due to the weakness of the U.S. dollar, and (vi) some free capacity in the European Union and other continental yards is not conducive to attracting orders of such tonnage because of price differentials in the region of 20% to 35% with yards in the Far East and particularly China.

  Regulations Requiring Double Hull Vessels

        The International Maritime Organization, or IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, or MARPOL 73/78. In December 2003, Annex I of the Protocol was amended to introduce the accelerated phase-out of single hull tankers for the whole industry, following two major oil pollution incidents in European waters and in order to avert unilateral imposition of a faster phase-out by the European Union.

        MARPOL 73/78 regulation 13G bans the carriage of heavy grade oil, or HGO, in single hull tankers of 5,000 dwt and above after April 5, 2005. However, under an exemption in regulation 13G, vessels of 5,000 dwt and above, fitted only with side tanks or double bottom tanks, and conforming with certain design and inspection rules, may operate up until the age of 25 years, provided that they are allowed to continue operating with the permission of a port administration until they are 25 years old, despite the April 5, 2005 deadline. Currently, approximately 90% of single hull bunker suitable tankers in the 5,001 to 10,000 dwt range are over 25 years old.

        Regulation 13H bans the carriage of HGO in single hull oil tankers between 600 dwt and 5,000 dwt, after the anniversary of their delivery date in 2008. However, they may be allowed to operate in waters where the port administration allows them to operate up until the age of 25, provide that they conform to certain conditions. 64% of the existing single hull bunker suitable vessels between 600 and 5,000 dwt are going to be over 25 years old at their anniversary in 2008, not conforming with MARPOL 73/78 requirements and will need to be replaced.

        The flag state of a party to MARPOL 73/78 may exempt an oil tanker carrying HGO as cargo if the ship is engaged in voyages exclusively within the party's jurisdiction. A party to MARPOL 73/78 can also deny entry of non-MARPOL conforming tankers, carrying HGO into the ports or offshore terminals under its jurisdiction except when it is necessary for the purpose of securing the safety of a ship or saving life at sea.

        Jurisdictions such as the European Union and the United States have more stringent phase-out requirements than MARPOL 73/78. Effective as of April 5, 2005, the European Union has banned all single hull tankers transporting HGO, including tankers that are given permission for such trade by the flag state under regulation 13H, from all of its ports and offshore terminals within its jurisdiction.

        Similar to the European Union, the United States has elected to follow its own Oil Pollution Act of 1990, or OPA 90, instead of the MARPOL 73/78. OPA 90 mandates the phase-out of all single hull tank vessels transporting petroleum products in U.S. waters at varying times by January 1, 2015. Approximately 27% (5.3 billion barrels of oil transportation capacity) of the U.S. tanker fleet must be retired between January 1, 2004 and January 7, 2007 and an additional 38% (8.5 billion barrels of oil transportation capacity) of the fleet must be retired by January 1, 2015.

BUSINESS

Our Company

        We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users. With service centers in Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Belgium, the United Kingdom and Ghana, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering tankers and conducts physical supply operations in multiple jurisdictions. We presently own a fleet of 17 bunkering tankers, comprised of 14 double hull and three single hull tankers with an average cargo-carrying capacity of approximately 6,233 deadweight tons, or dwt. We provide fueling services to virtually all types of ocean-going and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

        We provide our customers with a service that requires sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and proprietary software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world, this together with the capital intensive nature of our industry and the limited available shipyard capacity for new vessel construction represent a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand, and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world. We use our bunkering tankers in our physical delivery operations and do not generally charter them out to others. We manage our technical ship operations in-house, which helps us maintain high levels of customer service.

        We intend to continue expanding our business and marine fuel delivery capabilities. We have recently acquired a marine fuel logistics company based in Belgium with offshore operations in Northern Europe. In addition, we recently established a service center in Ghana and acquired a company that operates a marine fuel terminal in the United Kingdom. We expect to commence operations in both Ghana and the United Kingdom by the end of the year. We plan to establish new service centers in other selected locations around the world during the next several years, including Central and South Americas, Australia, South East Asia and South Africa, and will pursue acquisitions opportunistically as a means of expanding our service. As we increase our global presence, we plan to expand our fleet by at least 30 new double hull bunkering tankers during the next three years and may purchase additional secondhand vessels in the future. In order to do this, we have entered into newbuilding contracts for the construction of 26 new double hull bunkering tankers, scheduled for delivery between the fourth quarter of 2007 and 2009, and have options, which we plan to exercise, to build four additional double hull bunkering tankers for delivery through the first quarter of 2010.

        In addition to expanding our bunkering tanker fleet, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers. Our specialty tankers are scheduled for delivery in the fourth quarter of 2007 and first quarter of 2008, and we have options, which we plan to exercise, to build four additional specialty tankers. We plan to use these specialty tankers for the distribution of gasoline and other refined petroleum products to island economies. We view this business as complementary to our bunkering business, involving relatively complex customer requirements and requiring significant investment in management and software systems. We currently intend to deploy our specialty tankers primarily under contracts of affreightment.

        We believe that we currently have a well-maintained, high quality fleet of double hull bunkering tankers. We currently own a fleet of 17 bunkering tankers, 14 of which are double hull, with an average age of approximately 17.6 years, and expect to take delivery of one additional new double hull bunkering tanker in November 2007. According to Lloyd's MIU, the aggregate number of double hull tankers physically suitable for use in the marine fuel supply industry represents only approximately 21% of all tankers (excluding chemical tankers) suitable for such use. Following the delivery of the 26 newbuildings and the four additional vessels subject to an option, we expect to have 47 bunkering tankers in our fleet, 44 of which will be double hull, with an average age of approximately 10.8 years by the end of the first quarter of 2010.

        Under environmental protection laws and regulations, single hull tankers, including bunkering tankers, are undergoing a phase-out. The European Union, or the EU, and the International Maritime Organization, or the IMO, have already banned single hull tankers of 5,000 dwt and above from carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and are scheduled to ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. The EU and the IMO will require a phase-out of all other single hull tankers in 2010. The IMO, however, permits a flag state to extend the phase-out period to the earlier of 2015 or the 25th anniversary of the vessel's delivery. Given the fragmentation of the marine fuel supply market, we believe that the expanded size of our fleet of double hull bunkering tankers and our presence around the world makes us one of the leaders among independent physical suppliers of marine petroleum products.

        In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel and deliver a higher quality service to our customers. We own two double hull Panamax tankers with a cargo-carrying capacity of approximately 68,000 dwt each, which we use as floating storage facilities in Gibraltar and the United Arab Emirates. We also own one double hull Aframax tanker with a cargo-carrying capacity of approximately 83,900 dwt, which we are deploying for hire in the international spot market. We plan to position this vessel in Ghana for use as a floating storage facility.

        In addition to our bunkering operations, we have recently commenced the production and marketing of our own brand of marine lubricants, Alfa Marine Lubricants. Alfa Marine Lubricants can be used on most major vessels and reach the same customers as our bunkering business. Alfa Marine Lubricants are currently available in our service centers in Greece and Singapore. We plan to expand the distribution of marine lubricants throughout our other service centers and bunkering ports worldwide.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with a competitive advantage in the marine fuel supply industry, including:

        Integrated Service Capability.    Our ability to control the process of physically supplying refined marine fuel to end users from procurement to delivery provides us with a distinct competitive advantage. We have:

  •
  long-term contractual arrangements with supply sources for marine petroleum products;

  •
  local service centers that monitor and support the logistics of each customer order;

  •
  bunkering tankers to transport marine fuel from our suppliers to customers;

  •
  floating storage facilities to manage supply of marine fuel; and

  •
  our own brand of marine lubricants for sale to our existing and new customers.

Our direct control and management of bunkering tankers and delivery schedules enhance our ability to provide marine fuel to ships on a timely and cost effective basis while controlling the quality of our product, service and fueling safety. As a result, we believe that we can better service our customers than traders or brokers, who solely resell marine petroleum products or contract with third parties to deliver the products.

        Strong Customer Relationships.    We have developed strong relationships with our customers as a result of the quality of our operations and reliability of our service. We service a broad base of customers, including international ship operators, marine fuel traders, brokers and other users. Our strong customer relationships result in repeat business across our service locations. We believe that we can leverage our successful relationships with our customers to provide us with significant opportunities to expand our business and establish additional service centers throughout the world.

        Fleet of Double Hull Bunkering Tankers.    The percentage of our fleet comprised of double hull bunkering tankers significantly exceeds the industry average. Given the expected ban of a significant portion of single hull bunkering tankers, the capacity constraint of the world's shipyards, the capital requirements necessary to renew bunkering fleets and the impracticality of retrofitting most single hull tankers with double hulls, we believe that the number of bunkering tankers worldwide will decline significantly through 2008. We expect to have 44 double hull vessels in our operating fleet of bunkering tankers by the end of the second quarter of 2010. Since we expect the global supply of bunkering tankers to decline and our double hull fleet to more than triple, we believe that we will be favorably positioned to expand our business in existing and new markets.

        Effective Credit Controls.    We provide trade credit to customers who, according to our in-house credit system, exhibit an acceptable credit risk profile. We believe our active credit risk management has been essential to our success. Our credit evaluation system has enabled our business to grow while allowing us to effectively manage our credit exposure. For the past three years, our write-offs of receivables were less than $0.1 million in the aggregate.

        Limited Inventory Price Risk.    We minimize the risk of oil price fluctuations by generally purchasing inventory for which we already have a confirmed sales order. Our cost of marine fuel is typically tied to average spot pricing, and we generally do not fix future prices to our customers for periods in excess of one week. We typically arrange to take fuel deliveries on the day of, or a few days prior to, the delivery to our customer and thereby maintain inventory close to minimum operating levels. Accordingly, we believe that fluctuating oil prices do not cause us to experience material levels of inventory or transactional losses.

        Strong Management with Successful Track Record.    We have assembled a management team of senior executive officers and key employees with decades of experience in the commercial, technical, management and financial areas of the marine fuel supply and shipping industries. Given that we began operations in Greece and subsequently expanded into Gibraltar, the United Arab Emirates, Jamaica, Singapore and, most recently, Ghana and Belgium, we believe that our management team has a demonstrated history of successfully expanding our marine fuel delivery capabilities by entering into new geographic markets and adding vessels to our fleet of bunkering tankers.

Our Strategy

        We believe that future growth will be achieved not only by increasing market share in our current locations but also by expanding operations to other locations. As part of our strategy, we intend to:

        Expand the Global Reach of our Business and our Fleet.    We intend to capitalize on our ability to effectively manage bunkering operations in multiple locations and increase the global reach of our business and our fleet. We plan to expand our operations through opening new service centers in selected locations around the world during the next several years and explore acquisition opportunities of marine fuel supply and complementary businesses. Since December 2006, we have acquired four secondhand bunkering tankers and taken delivery of one newbuilding. We intend to continue to grow our bunkering tanker fleet through timely and selective acquisitions of newly-built and secondhand bunkering tankers.

        Maintain and Leverage Relationships with our Customers.    We intend to maintain strong relationships with our customers by providing high quality products, reliable service and innovative solutions to meet their needs. As we continue to expand into additional markets and provide new services and products, we plan to leverage our existing customer relationships to capture additional business.

        Capitalize on Phase-Out of Single Hull Bunkering Tankers.    Given the expected ban of a significant portion of single hull bunkering tankers by 2008, we believe that the number of bunkering tankers worldwide will decline significantly. As we expect to grow our double hull bunkering tanker fleet by early 2010, we plan to leverage our modern, high-quality vessels to fill a portion of the market currently serviced by single hull vessels. Given the fragmentation of the marine fuel delivery market, we believe that the expanded size of our fleet of double hull bunkering tankers and presence around the world will further enhance our industry position.

        Flexible Sourcing of Marine Fuels.    We employ a variety of methods for purposes of obtaining an adequate supply of high quality marine fuels. In some of our markets, such as Greece and Jamaica, we have entered into long-term supply contracts with marine fuel suppliers. In markets which are more susceptible to supply constraints or where we have not identified reliable local suppliers, our strategy is to develop the capability of storing marine fuel on a short-term basis. Currently, we have positioned two floating storage facilities in Gibraltar and the United Arab Emirates and plan to position one floating storage facility in Ghana primarily for purposes of meeting our customers' demand and mitigating the impact of short-term supply shortages.

        Provide Innovative Solutions.    Our management continues to seek innovative solutions to existing and future energy needs. For example, access to gasoline and other refined petroleum products is costly and may from time to time be subject to restrictions or disruptions in many island economies, including the Greek Islands. In response, we have designed and plan to operate a fleet of specialty tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks intended to make distribution of gasoline and other refined petroleum products in island areas more cost effective and environmentally friendly.

  Our Corporate History and Structure

        Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005. All of our business activities before the Acquisition, which occurred on September 29, 2005, had been conducted by companies controlled by Leveret. In the Acquisition, direct and indirect ownership of companies that conduct the operations described in this prospectus was contributed to us by Leveret. We transact our bunkering business primarily through AMP, a wholly-owned subsidiary incorporated in Liberia and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Bunkers at Sea NV and Portland Bunkers International Limited, separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium and under the laws of England and Wales, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the U.S. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., wholly-owned subsidiaries incorporated in the Marshall Islands, and hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands.

        We own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Carmel Investment Corp.	Marshall Islands	Aegean Rose
Evian Enterprises Co.	Marshall Islands	Aegean Daisy
Clyde Shipping Corp.	Marshall Islands	Aegean Tulip
Aegean Tiffany Shipping Pte. Ltd.	Singapore	Aegean Tiffany
Aegean Breeze Shipping Pte. Ltd.	Singapore	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC(1)	United Arab Emirates	Aegean Flower
Aegean VII Shipping Ltd.	Malta	Aegean VII
Venus Holding Company	Marshall Islands	Aegean IX
Carnaby Navigation Inc.	Liberia	Aegean Pride I
Baltic Navigation Company	Marshall Islands	Aegean Force
Mare Vision S.A.	Marshall Islands	Aegean XI
Milos I Maritime Inc.	Marshall Islands	Hope
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping Pte. Ltd.	Singapore	Milos
Vera Navigation S.A.	Liberia	Vera
Ouranos Tanking S.A.	Liberia	Ouranos
Pontos Navigation Inc.	Marshall Islands	Leader
Baldwin Management Co.	Marshall Islands	Sara
Aegean Tanking S.A.	Liberia	Fos
Serifos Maritime Inc.	Marshall Islands	DN-3500-2
Kithnos Maritime Inc.	Marshall Islands	DN-3500-3
Amorgos Maritime Inc.	Marshall Islands	DN-3500-4
Kimolos Maritime Inc.	Marshall Islands	DN-3500-5
Syros Maritime Inc.	Marshall Islands	DN-3500-6
Mykonos Maritime Inc.	Marshall Islands	DN-3500-7
Santorini Maritime Inc.	Marshall Islands	DN-3500-8
Paros Maritime Inc.	Marshall Islands	DN-3500-9
Naxos Maritime Inc.	Marshall Islands	DN-3500-10
Andros Marine Inc.	Liberia	DN-3800-11
Dilos Marine Inc.	Liberia	DN-3800-12
Ios Marine Inc.	Liberia	DN-3800-13
Sifnos Marine Inc.	Liberia	DN-3800-14
Tinos Marine Inc.	Liberia	DN-3800-15
Kerkyra Marine S.A.	Liberia	QHS 207
Ithaki Marine S.A.	Liberia	QHS 208
Cephallonia Marine S.A.	Liberia	QHS 209
Paxoi Marine S.A.	Liberia	QHS 210
Zakynthos Marine S.A.	Liberia	QHS 215
Lefkas Marine S.A.	Liberia	QHS 216
Kythira Marine S.A.	Liberia	QHS 217
Eton Marine Ltd.	Liberia	QHS 220
Tasman Seaways Inc.	Liberia	QHS 221
Benmore Services S.A.	Liberia	QHS 222

Ingram Enterprises Co.	Liberia	QHS 223
Santon Limited	Liberia	QHS 224
Ocean Dynamic Corp.	Marshall Islands	N 2230007
Sea Global S.A.	Marshall Islands	N 222000

(1)
Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by local nominee.

Our Fleet

        We currently operate a fleet of 17 bunkering tankers, of which 14 are double hull, with an average cargo-carrying capacity of approximately 6,233 dwt. We also own two double hull Panamax tanker with a cargo-carrying capacity of approximately 68,000 dwt and a double hull Aframax tanker with a cargo-carrying capacity of approximately 83,900 dwt.

        The following table lists our fleet of owned vessels as of October 15, 2007:

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers-Owned:
Milos	Yes	Singapore	2007	4,602
Aegean Tiffany	Yes	Singapore	2004	2,747
Aegean Breeze I	Yes	Singapore	2004	2,747
Aegean Flower	Yes	United Arab Emirates	2001	6,523
Aegean Tulip	Yes	Gibraltar	1993	4,853
Aegean Princess	Yes	Liberia	1991	7,030
Sara	Yes	Malta	1990	7,389
Aegean Rose	Yes	Gibraltar	1988	4,935
Aegean Daisy	Yes	Gibraltar	1988	4,935
Aegean XI	Yes	Liberia	1984	11,050
Aegean X	Yes	Panama	1982	6,400
Aegean Pride I	Yes	Liberia	1982	11,538
Hope	Yes	Liberia	1980	11,910
Aegean Force	Yes	Liberia	1980	6,679
Vera	No	Liberia	1985	3,728
Aegean VII	No	Malta	1984	3,892
Aegean IX	No	Panama	1976	7,216	(1)
Floating Storage Facilities:
Fos	Yes	Gibraltar	1981	67,980
Ouranos	Yes	Liberia	1983	67,980
Leader	Yes	Panama	1985	83,890

(1)
Currently certified for use of 4,999 dwt.

        We position our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition them among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We use our double hull Panamax product tankers as floating storage facilities and are currently deploying our double hull

Aframax tanker for hire in the international spot market before we position it in Ghana for use as a floating storage facility.

        We intend to expand our business and marine fuel delivery capability. In furtherance of this objective, we have entered into newbuilding contracts with two shipyards located in China for the construction of 26 new double hull bunkering tankers, which are due to be delivered between January 2007 and October 2009, and we have options to build four additional vessels at these shipyards. As we expand our global presence, we expect to enter into agreements with third party sellers to purchase additional double hull bunkering tankers. Following the delivery of the 26 newbuildings we have under contract and the four additional vessels subject to an option (assuming that we exercise our option), we expect to have 44 double hull vessels in our operating fleet of bunkering tankers.

        The following table presents certain information concerning 26 bunkering tankers that we have contracted to build and the four additional bunkering tankers that we have options to build. The option for four bunkering tankers to be built by Qingdao Hyundai is exercisable prior to the delivery of the first Qingdao Hyundai newbuilding vessel, which is expected to occur in the first quarter of 2008.

Hull Number	Hull Type	Expected Delivery	Dwt	Shipyard
Bunkering Tankers Under Contracts:
DN-3500-2	Double Hull	Q4 2007	4,600	Fujian
DN-3500-3	Double Hull	Q4 2007	4,600	Fujian
DN-3500-4	Double Hull	Q1 2008	4,600	Fujian
DN-3500-5	Double Hull	Q1 2008	4,600	Fujian
DN-3500-6	Double Hull	Q1 2008	4,600	Fujian
DN-3500-7	Double Hull	Q2 2008	4,600	Fujian
DN-3500-8	Double Hull	Q2 2008	4,600	Fujian
DN-3500-9	Double Hull	Q3 2008	4,600	Fujian
DN-3500-10	Double Hull	Q3 2008	4,600	Fujian
DN-3800-11	Double Hull	Q1 2009	4,600	Fujian
DN-3800-12	Double Hull	Q2 2009	4,600	Fujian
DN-3800-13	Double Hull	Q2 2009	4,600	Fujian
DN-3800-14	Double Hull	Q3 2009	4,600	Fujian
DN-3800-15	Double Hull	Q3 2009	4,600	Fujian
QHS 207	Double Hull	Q1 2009	5,500	Hyundai
QHS 208	Double Hull	Q1 2009	5,500	Hyundai
QHS 209	Double Hull	Q2 2009	5,500	Hyundai
QHS 210	Double Hull	Q2 2009	5,500	Hyundai
QHS 215	Double Hull	Q2 2009	5,500	Hyundai
QHS 216	Double Hull	Q3 2009	5,500	Hyundai
QHS 217	Double Hull	Q3 2009	5,500	Hyundai
QHS 220	Double Hull	Q2 2008	5,500	Hyundai
QHS 221	Double Hull	Q3 2008	5,500	Hyundai
QHS 222	Double Hull	Q3 2009	5,500	Hyundai
QHS 223	Double Hull	Q4 2009	5,500	Hyundai
QHS 224	Double Hull	Q4 2009	5,500	Hyundai
Bunkering Tankers Under Option:
N/A	Double Hull	Q4 2009	5,500	Hyundai
N/A	Double Hull	Q1 2010	5,500	Hyundai
N/A	Double Hull	Q1 2010	5,500	Hyundai
N/A	Double Hull	Q1 2010	5,500	Hyundai

        In addition to expanding our fleet with bunkering tankers, we have entered into newbuilding contracts for the construction of two specialty tankers and we have options, which we plan to exercise, to build four additional specialty tankers. We plan to use our specialty tankers to make distribution of gasoline and other refined petroleum products to island economies, including the Greek islands.

        The following table presents certain information concerning our two specialty tankers under the newbuilding contracts and the option to purchase, or to have built, two specialty tankers exercisable on or before the launching of the first of two specialty tankers and on the delivery date of the first of two specialty tankers under contract for two additional specialty tankers.

Hull Number	Hull Type	Expected Delivery	Dwt
Specialty Tankers Under Contracts:
N 222000	Double Hull	Q4 2007	2,400
N 2230007	Double Hull	Q1 2008	2,400
Specialty Tankers Under Option:
N/A	Double Hull	Q2 2008	2,400
N/A	Double Hull	Q3 2008	2,400
N/A	Double Hull	Q4 2008	2,400
N/A	Double Hull	Q1 2009	2,400

Our Service Centers and Markets

  Greece

        We currently service our customers through our related company, Aegean Oil, in the port of Piraeus, Greece. Aegean Oil has a license, which we are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Piraeus. During the nine months ended September 30, 2007, our sales of marine fuel in Piraeus amounted to approximately $111.5 million. We currently compete here against seven other physical suppliers: Eko-Elda Abee., BP Hellas S.A., Sekavin S.A., Seka S.A., Jet Oil S.A., Eteka S.A., and Gallon Oil S.A.

        In addition to Piraeus, Aegean Oil has a license to operate as a physical supplier of refined marine petroleum products in all ports in Greece, including Patras, Thessaloniki and Crete. As we expand our business, we may elect to service our customers in other Greek ports and seek a larger share of the total Greek market for supply of marine petroleum products.

        We support our operations in Greece from our office in Piraeus, which we lease.

  Gibraltar

        We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. During the nine months ended September 30, 2007, our sales of marine fuel in Gibraltar amounted to approximately $290.0 million.

        We purchase our fuel in Gibraltar from a variety of different suppliers including Repsol S.A. and Lia Oil S.A. We store our fuel in our floating storage facility, double hull Panamax tanker, Fos. We currently compete here against four other physical suppliers: CESPA (Gibraltar) Ltd., Vemaoil Company Ltd., Shell Company of Gibraltar Ltd. and Peninsula Petroleum Ltd.

        We support our bunkering operations from our office in Gibraltar, which we lease.

  United Arab Emirates

        We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. During the nine months ended September 30, 2007, our sales of marine fuel in Fujairah amounted to approximately $171.6 million.

        We purchase our fuel in Fujairah from a variety of different suppliers including FAL Energy Co. Ltd., which also engages in supply operations in the port, and the Vitol Group. We compete here against other physical suppliers, including Fujairah National Bunkering Co. LLC, ENOC Bunkering (Fujairah) LLC, FAL Energy Co. Ltd., Akron Trade and Transport, International Supply, and Oil Marketing & Trading Inc.

        We support our bunkering operations from our two offices in Fujairah and Kohr Fakkan, which we lease.

  Jamaica

        We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. During the nine months ended September 30, 2007, our sales of marine fuel in Jamaica amounted to approximately $149.8 million.

        In Jamaica, we have a long-term contract to purchase our fuel from the state refinery, Petrojam Limited, which also engages in limited supply operations within the port. We are not aware of any other physical suppliers of marine petroleum products in Jamaica.

        We support our bunkering operations from our office in Kingston, which we lease.

  Singapore

        We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. During the nine months ended September 30, 2007, our sales of marine fuel in Singapore amounted to approximately $114.7 million.

        We purchase our fuel in Singapore from a variety of different suppliers including BP Singapore Pte. Ltd., which also engages in supply operations in the port. We compete here against other physical suppliers, including major oil producers, Global Energy Trading Pte. Ltd., Consort Bunkers Pte. Ltd. and Searights Maritime Services Pte. Ltd.

        We support our bunkering operations from our office in Singapore, which we lease.

  Belgium

        We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. We deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and St. George Channel.

        We purchase our fuel in Northern Europe from a variety of different suppliers, including Total Belgium. We are not aware of any other physical suppliers in Northern Europe with significant operations offshore. When we conduct our operations in ports, we compete here against other physical suppliers, including Chemoil Europe BV, Lukoil Benelux BV and Bominflot BV. We support our offshore bunkering operations in Northern Europe from our office in Antwerp, which we lease.

  Ghana

        We possess a license from Ghana's National Petroleum Authority to act as a physical supplier of marine petroleum products off the coast and in the ports of Ghana. We expect to commence physical supply operations there by the end of 2007. We are not aware of any other physical suppliers of marine petroleum products in Ghana.

  United Kingdom

        We own a marine fuel terminal infrastructure located in Portland Harbor. Our terminal is located near the southern access of the North Sea Sulphur Emission Control Area (SECA) and provides convenient access for commercial vessels to refuel. We expect to store our marine fuel in land-based storage tanks, which we lease from Portland Port Limited. We intend to deploy two of our bunkering tankers and commence operations of the terminal, including the supply of low sulphur marine fuels, at this new service center by the end of 2007.

Administrative Offices

  Cyprus

        We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, AMP.

  New York City

        In December 2006, we established an administrative office in New York City to oversee our financial and other reporting functions.

Sales and Marketing

        Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market our marine fuel sales and services through our internal sales force located at our service centers and our marketing offices located in Edgewater, New Jersey, and Miami, Florida. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Customers

        We market marine fuel and related services to a broad and diversified base of customers. During the year ended December 31, 2004, sales made to the United States Navy accounted for approximately 24% of our total revenues and none of our other customers accounted for more than 10% of our total revenues. During the years ended December 31, 2005 and 2006, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past four years, in addition to the United States government, include Greek-owned commercial shipping companies such as Capital Maritime & Trading Corp., Neptune Line Shipping and ENESEL S.A., other international shipping companies such as A.P. Moller and Royal Carribean Cruises Ltd., marine fuel traders and brokers such as World Fuel Services Corporation and oil majors, such as Exxon Mobil Corporation.

Suppliers

        We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2006, we purchased marine petroleum products of approximately $155.0 million, or approximately 21.3% of our total purchases of marine petroleum products from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2006, were made from unrelated third-party suppliers and totaled $573.6 million, or approximately 78.7% of our total purchases of marine petroleum products. Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which is generally required to be secured by standby letters of credit or letters of guarantee.

Competition

        We compete with marine fuel traders and brokers such as World Fuel Services Corporation, Chemoil Corporation and major oil producers, such as BP Marine, Shell Marine Products and ExxonMobil Marine Fuel, for services and end customers. We also compete with physical suppliers of marine fuel products such as CESPA (Gibraltar) Ltd. and Fujairah National Bunkering Co. LLC for business from traders and brokers as well as end customers. Our competitors include both large corporations and small, specialized firms. Some of our competitors are larger than we are and have substantially greater financial and other resources than we do. Some of our suppliers also compete against us.

Employees

        As of December 31, 2006, we had approximately 344 employees, including approximately 82 shoreside personnel, and approximately 262 shipboard personnel employed on our vessels. Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel is also subject to these standards. Our Filipino crew members are also subject to a collective bargaining agreement with the Philippine Government that sets their minimum standards of employment. We consider our employee relations to be satisfactory.

        Our full-time Greek shoreside employees are covered by state-sponsored pension funds for which we are required to contribute a portion of the monthly salary of these employees. Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employee's retirement benefits and we have no obligation to pay these benefits. Our crew members are employed under short-term contracts and we are not liable for any of their pension or post-retirement benefits.

Environmental and Other Regulations

        Government regulations and laws significantly affect the ownership and operation of our tankers and marine fuel facilities. We are subject to various international conventions, laws and regulations in force in the countries in which our fuel facilities are located, and where our vessels may operate or are registered.

        A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers and marine fuel facilities. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our marine fuel terminal one or more of the vessels in our fleet.

        We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Tanker Restrictions

        The International Maritime Organization, or the IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

        In April 2001, the IMO adopted regulations under the MARPOL Convention, which became effective in September 2002, requiring the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

        As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
 Category 2—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3—oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.	April 5, 2005 for ships delivered on April 5, 1982 or earlier; or
2005 for ships delivered after April 5, 1982

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

        Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

        The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

  •
  the oil tanker conversion was completed before July 6, 1996;

  •
  the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

  •
  the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

        In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

        Under regulation 13H, HGO means any of the following:

  •
  crude oils having a density at 15oC higher than 900 kg/m3;

  •
  fuel oils having either a density at 15oC higher than 900 kg/m3 or a kinematic viscosity at 50oC higher than 180 mm2/s; or

  •
  bitumen, tar and their emulsions.

        Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15oC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

        The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

        Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

        Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, which keel is laid on or after February 1, 2008.

  European Union

        In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union, or the EU, adopted a regulation that accelerates the IMO single hull tanker phase-out timetable. Under that regulation, no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless that tanker is double hull:

Category of Oil Tankers	Date or Year for Phase Out
Category 1—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
 Category 2—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3—oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.	April 5, 2005 for ships delivered on April 5, 1982 or earlier; or
2005 for ships delivered after April 5, 1982

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

        Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

        The EU, following the lead of certain EU nations such as Italy and Spain, has also banned single hull tankers 5,000 dwt or above and single hull tankers 600 dwt and above but less than 5,000 dwt from carrying HGO as of October 2003 and as of the anniversary date of delivery in 2008, respectively, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction.

        We plan to pursue all reasonably practicable measures to extend each of our single-hull tanker's operating life for the maximum permissible time under applicable regulations.

Other Restrictions

        The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention, or Annex VI, to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

        We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

        In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and Sox emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are implemented, we may incur costs to comply with the proposed standards.

        The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

        Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO in 1993, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1998, the ISM Code became mandatory by the adoption of Chapter IX of SOLAS.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have all material requisite documents of compliance for our offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

        Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

        Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.630325 SDR per U.S. dollar on November 14, 2007. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

United Kingdom

        Our marine fuel terminal operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. In particular, we are subject to the Environmental Protection Act 1990, or EPA, which governs pollution of water, land and air due to release of substances causing harm to living organisms and the Water Resources Act 1991 (as amended by the Environment Act 1995), or WRA, which is designed to protects the water environment. In addition, the Pollution Prevention and Control (England and Wales) Regulations 2000, or the Regulations, implement integrated pollution prevention and control regimes. These regulations cover pollution of water, land and air due to emissions which may be harmful to the environment or may result in damage to property or environment.

        Under EPA, WRA and the Regulations, we may be subject, among other things, to administrative, civil and criminal penalties, the imposition of investigatory and remedial remedies and issuance of injunctions that may restrict or prohibit our United Kingdom operations or even claims of damages to property or persons resulting from our operations.

        In addition, general health and safety regulations are applicable to our terminals to ensure the safety of our premises and related structures.

        We believe that the operations of our marine fuel terminal are in substantial compliance with applicable United Kingdom environmental laws and regulations, and that we have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. The laws and regulations are subject to change and we cannot provide any assurance that compliance with current and future laws will not have a material effect on our operations in the United Kingdom.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

  •
  on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

  •
  the development of vessel security plans;

  •
  ship identification number to be permanently marked on a vessel's hull;

  •
  a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

  •
  compliance with flag state security certification requirements.

        We have implemented the various security measures addressed by SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

        Our tankers have been certified as being "in-class" by Lloyds Register of Shipping Germanischer Lloyd, American Bureau of Shipping, Det Norske Veritas and Bureau Veritas, all of which are members of the International Association of Classification Societies. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an oceangoing vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Risk of Loss and Insurance Coverage

  General

        The operation of any tanker vessel involves risks such as mechanical failure, physical damage, collision, property loss, inventory loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull and Machinery and War Risk Insurance

        We have obtained marine hull and machinery and war risk insurance policies, which provide coverage for the risk of actual or constructive total loss, for all our vessels. Each of our vessels is covered for up to its fair market value.

        We have also obtained increased value insurance policies for most of our vessels. Under the increased value insurance, we will be able to recover the sum insured under the policy in addition to the sum insured under our hull and machinery policy in the event of the total loss of the vessel. Increased value insurance policies also cover excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

  Protection and Indemnity Insurance

        Protection and indemnity insurance policies, which cover our third-party liabilities in connection with our shipping activities, are provided by mutual protection and indemnity associations, or P&I Associations. These insurance policies cover third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance policies are a form of mutual indemnity insurance policies, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" of exposure discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 14 P&I Associations that compose the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

Trademarks and Licenses

        We have entered into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

Seasonality

        Our business is not seasonal.

Legal Proceedings

        In the ordinary course of business, we may be subject to legal proceedings and claims for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. We expect that these claims will be covered by our insurance policies, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

        On November 30, 2005, an unrelated third party initiated a civil lawsuit in the Court of First Instance in Piraeus against us seeking a payment of approximately $10.0 million and legal expenses. The suit alleges that the plaintiff was instrumental in negotiation of our fuel purchase agreement and is entitled to the commissions of $1 per ton of marine petroleum sold in Jamaica during a 12-year period beginning on March 1, 2005. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. Although it is not possible to predict the outcome of this litigation, based on the facts known to us, we believe that this litigation will not have a material adverse effect on our financial position or results of operations. We are not involved in any other legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any legal proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

Proceedings Involving Dimitris Melisanidis

        Our founder and largest shareholder, Dimitris Melisanidis, has been subject to a number of proceedings, including criminal cases, which are described below. Our company is not a party to any of these proceedings.

        Petroleum Bunkering & Supply.    During the 1990s, the Greek customs authorities investigated industry-wide allegations of sham bunkering transactions intended to avoid customs duties and taxes by diverting into the domestic Greek oil market duty free fuel intended for "transit" vessels stopping at

Greek ports only for refueling. This investigation resulted in felony cases against a number of defendants. In 1999 and 2000, Mr. Melisanidis was charged in two felony cases relating to events which allegedly took place in 1994 and 1995 involving multiple instances of false certifications, forgery, use of forged documents and trafficking in contraband. These indictments alleged that Mr. Melisanidis distributed duty free fuel intended for transit vessels into the Greek domestic oil market through sham vessel refueling operations, and that he collaborated with customs officials to falsify certificates showing that duty free fuel was delivered to the transit vessels. The alleged damages based on the amount of taxes and customs duties evaded totaled approximately $1.8 million (in U.S. dollars at that time) for the two cases. The cases resulted in the acquittal of Mr. Melisanidis by the unanimous decisions of the trial courts. Following the acquittals, the Supreme Court of Greece unanimously affirmed the trial courts' decisions on the basis that they were well reasoned and free of legal defects.

        During the same period, Mr. Melisanidis was also charged with four separate misdemeanors substantially similar to those described above, based on acts alleged to have taken place in 1993 and 1994. The alleged damages in these cases based on the amount of taxes allegedly evaded totaled approximately $669,000 (in U.S. dollars at that time), and the cases were prosecuted as misdemeanors due to the lower amount of damages alleged. In two of these cases, Mr. Melisanidis was acquitted at the trial court level. In the other two cases, Mr. Melisanidis was convicted by the trial court, which found that certain documents presented by Mr. Melisanidis were false and incomplete and concluded that certain transit vessels were not bunkered. Mr. Melisanidis appealed the two convictions, and after a full retrial by the appellate court, Mr. Melisanidis was unanimously acquitted in both cases. The Supreme Court of Greece unanimously denied the prosecutor's appeal of one acquittal as untimely, and the prosecution did not appeal the other acquittal.

        In connection with these six proceedings, nine administrative actions were brought by the Greek customs authorities against Mr. Melisanidis for the collection of taxes and customs duties due. Two of these cases were decided in favor of Mr. Melisanidis and the remaining ones against him. All of these cases were appealed and involve an aggregate amount at issue of approximately $9.5 million (in U.S. dollars at that time) plus potential penalty interest. The appellate courts in five of these nine cases have ruled in favor of the Greek customs authorities. In a sixth case, the appellate court ruled partially in favor of the Greek customs authorities and partially in favor of Mr. Melisanidis. However, the court decisions for these six rulings have not yet been published or provided to Mr. Melisanidis. Once they have reviewed these decisions, the parties to these six actions will consider whether any further appeal will be made. A hearing date has not yet been scheduled with respect to the remaining three cases.

        In 1999, Mr. Melisanidis was charged with the misdemeanor of violating a government order by continuing to operate a warehouse which had been ordered closed by the Greek authorities in 1995. Without his appearance and participation in the proceedings, he was convicted and sentenced to 30-days imprisonment. However, under Greek law, all sentences of imprisonment for two years or less are automatically converted into monetary fines, and longer sentences of up to three years may, at the discretion of the court, also be converted into monetary fines. Consequently, the sentence of 30-days imprisonment was automatically converted to a monetary fine of approximately $149 (in U.S. dollars at that time). In March 2006, Mr. Melisanidis filed a motion for retrial on the grounds that at that time, he was not a director of the company responsible for the warehouse. This motion for retrial was denied in November 2006. In October 2007, Mr. Melisanidis filed a new motion for retrial based on supplementary documentary evidence supporting Mr. Melisanidis' arguments.

        In 2000, in connection with a labor dispute resulting from the death of a worker due to an explosion on a tanker that was allegedly owned by a company of which Mr. Melisanidis was a representative, the dockworkers union filed a criminal complaint against Mr. Melisanidis charging him with the misdemeanors of slander and the making of threats of violence. In 2003, at trial, the union's president withdrew the complaint and the charges against Mr. Melisanidis were dropped.

        In 2002, Mr. Melisanidis was charged in a proceeding initiated by a criminal complaint filed in 1992 by the counterparty to a commercial transaction involving the sale of petroleum with the felony of embezzlement relating to the commercial transaction. The indictment alleged that, in 1990 and 1991, a company of which Mr. Melisanidis was a representative agreed to sell fuel on behalf of the counterparty, to hold the proceeds of such sales in a separate bank account and to manage the funds to pay for fuel required by the counterparty's ships. The indictment further alleged that approximately $3.8 million (in U.S. dollars at that time) was unlawfully withheld from the counterparty. Prior to the criminal trial, Mr. Melisanidis reached a settlement with the counterparty in the commercial transaction. After hearing the evidence, including a statement from the attorney for the complainant counterparty that the dispute had been settled out of court and that the counterparty had no further claims against the defendants, the court acquitted Mr. Melisanidis.

        Driving School.    In 1970, Mr. Melisanidis founded a network of driving schools in Greece which he managed through 1989. In connection with the conduct of this business, Mr. Melisanidis was found guilty in 1988 of the misdemeanors of (a) complicity in bribery for facilitating payments from a driving student to a civil servant and (b) instigating the civil servant to issue a false certification with respect to the testing of such driving student. These acts were alleged to have taken place in 1984. This decision was upheld on appeal. The Supreme Court of Greece reversed Mr. Melisanidis' conviction on charge (b) above, but upheld the conviction on charge (a) above. Mr. Melisanidis' one-year sentence of imprisonment resulting from this conviction was converted to a monetary fine of approximately $928 (in U.S. dollars at that time). In an administrative action in 1993, Mr. Melisanidis' driver instructor license was revoked as a result of his conviction by the appellate court. In 1995, following the Supreme Court's reversal of Mr. Melisanidis' conviction on charge (b) above, Mr. Melisanidis driver instructor license was reinstated. Mr. Melisanidis was also convicted of regulatory violations in 1989 involving an employee of the driving school conducting lessons without an instructors license and operating a vehicle without a drivers license.

        Professional and Amateur Soccer.    Mr. Melisanidis has been prominently involved with professional soccer clubs in Greece for many years, including as owner of an indirect stake in, and managing director and chairman of, the AEK professional soccer team from 1992 through 1995. In 1999, he was involved in a physical altercation with George Vardinoyannis, the owner of a rival team and oil and shipping businesses. As a result of this incident, Mr. Melisanidis was fined approximately $661 (in U.S. dollars at that time) and both he and Mr. Vardinoyannis were banned for one month from entering soccer stadiums by an athletic judge. During the same year, Mr. Melisanidis was involved in another physical altercation with Giannis Bethanis, a Greek Football Association official, as a result of which the Association fined Mr. Melisanidis approximately $1,651 (in U.S. dollars at that time), fined AEK approximately $3,303 (in U.S. dollars at that time) and banned Mr. Melisanidis from serving as a member of AEK's board of directors for three months.

        In 1982, Mr. Melisanidis was convicted of the misdemeanor of bribing two players in an amateur soccer game that had occurred in 1980. The conviction resulted in a five month sentence which was converted to a monetary fine of approximately $2,330 (in U.S. dollars at that time), which was upheld on appeal.

Properties

        The following table presents certain information on our leased and owned properties as of October 31, 2007. We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	May 2011 and May 2012
Portland, the United Kingdom	Administrative and operations office and storage facility	Leased	April 2030
Fujairah, the United Arab Emirates	Administrative and operations office	Leased	December 2007
Khor Fakkan, the United Arab Emirates	Administrative and operations office	Leased	September 2008
Gibraltar	Administrative and operations office	Leased	April 2140
Kingston, Jamaica	Administrative and operations office	Leased	month-to-month
Singapore	Administrative and operations office	Leased	September 2010
Antwerp, Belgium	Administrative and operations office	Leased	October 2010
Edgewater, New Jersey	Sales and marketing office	Owned
Miami, Florida	Sales and marketing office	Leased	October 2009
New York City, New York	Administrative office	Leased	December 2007
Nicosia, Cyprus	Administrative office	Leased	May 2010

Exchange Controls

        Under Marshall Islands, Greek law and the law of jurisdictions where our service centers and marketing offices are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our current directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. Any director may be removed at any time, but only for cause, from office by an affirmative vote of holders of 70% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors. Our executive officers serve at the discretion of our board of directors

Name	Age	Position
Peter C. Georgiopoulos	46	Chairman of the Board, Class B Director
Spyridon Fokas	52	Class B Director, General Counsel and Corporate Secretary
E. Nikolas Tavlarios	45	President
John O. Hatab	64	Class A Director
Yiannis N. Papanicolaou	56	Class A Director
Abel L. Rasterhoff	67	Class C Director
John P. Tavlarios	46	Class B Director
Dimitris Melisanidis	56	Head of Corporate Development
Ziad Nakhleh	35	Treasurer and Chief Financial Officer
Gregory Robolakis	49	General Manager, Aegean Marine Petroleum S.A.

        The business address of each of our executive officers and directors is 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece.

        Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors' term expires in 2010. Class B Directors' term expires in 2008. Class C Directors' term expires in 2009.

        Certain biographical information about each of these individuals is set forth below.

        Peter C. Georgiopoulos has been the Chairman of our board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as Chairman, President, Chief Executive Officer of General Maritime, a publicly-traded tanker company with shares listed on the New York Stock Exchange. Mr. Georgiopoulos is also Chairman of the Board of Genco Shipping & Trading Limited, a public drybulk shipping company whose shares are listed on the New York Stock Exchange, and a member of the Board of Directors of Atlantis Deepwater Technology Holding AS, a Norwegian offshore drilling technology company. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company which he founded in 1991. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College and is a member of the Board of Overseers of the Tuck School.

        Spyridon Fokas has been a member of our board of directors since June 2005. Mr. Fokas has also served as our General Counsel and as our Corporate Secretary since June 2005. Mr. Fokas currently is an attorney at S. Fokas—B. Koumbiadou Law Offices. Mr. Fokas has been practicing maritime law since 1982 and has represented our Company since 1998. Mr. Fokas is a member of the Greek Maritime Law Association and the Hellenic Society of Maritime Lawyers. Mr. Fokas holds a law degree from the University of Athens School of Law and has undertaken post-graduate studies in shipping law at the University College London.

        E. Nikolas Tavlarios has served as our President since December 2006. From 2003 to 2006, Mr. Tavlarios served as Vice President of General Maritime Management LLC, a tanker operating subsidiary of General Maritime where he has overseen business development and maintained relationships with commercial representatives of major oil companies. From 2000 to 2003, Mr. Tavlarios was Vice President of Sales and Administration at Universal Services Group. From 1998 to 2000, Mr. Tavlarios served as Executive Director of Rockefeller Center for Tishman Speyer Properties. Prior to 1998, Mr. Tavlarios was a Surveyor for the American Bureau of Shipping. Mr. Tavlarios holds a bachelor's degree in marine transportation from State University of New York Maritime College and a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of John P. Tavlarios.

        John O. Hatab has served as a member of our board of directors and as the chairman of the audit committee since December 2006. Mr. Hatab has also served as a member of the compensation committee since February 2007. He is a Principal of Gotham Capital Associates LLC. From 2001 to 2004, Mr. Hatab was Managing Partner of Business Development of the PricewaterhouseCoopers LLP Metro Region. From 1990 to 2001, Mr. Hatab was CEO of the PricewaterhouseCoopers LLP Metro Region tax services practice and served as Managing Partner of the firm's New York office tax practice. He previously served as Managing Partner of the Price Waterhouse LLP Washington, DC area tax services practices. Mr. Hatab serves as a director of General Maritime. Mr. Hatab also serves as a director of Papa John's International, Inc., an operator and franchisor of restaurants, which is also a publicly traded company with securities registered under the Securities Act of 1934. Mr. Hatab is a Certified Public Accountant and holds a bachelor's degree in business administration from Lehigh University and a master's degree in business administration from the Seton Hall University Graduate School of Business.

        Yiannis N. Papanicolaou has served as a member of our board of directors and the chairman of the compensation committee and a member of the audit committee since December 2006. Since 2004, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou has served as Director General of the International Center for Black Sea Studies and from 1997 to 2005 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Between 1989 and 1996, Mr. Papanicolaou was employed as an independent consultant to various companies. Prior to that, Mr. Papanicolaou had a career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

        Abel L. Rasterhoff has served as a member of our board of directors and as the chairman of our nominating and corporate governance committee and a member of our audit committee since December 2006. Mr. Rasterhoff has also served as a member of the compensation committee since February 2007. Mr. Rasterhoff is also a member of the board of directors of Capital Maritime & Trading Corp. and President of the national Netherlands-England Society. From 2004 to 2005, Mr. Rasterhoff served on the supervisory board of Stichting Garantiefonds Reisgelden in the Netherlands and as an advisor to the TUI Nederland Pension Fund. Mr. Rasterhoff was a Member of the Executive Board and Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, from 2001 to 2004 and from 1998 to 2000. He also served on the Executive Board of Connexxion, the government owned public transport company, on an interim basis for six months in 2001. From 1991 to 1997, Mr. Rasterhoff was a Director and Vice President, Finance and Planning, for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. In 1997, Mr. Rasterhoff retired after a 30-year career at various Royal Dutch Shell companies, where he was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. Mr. Rasterhoff holds a graduate business degree in business economics from the University of Groningen in the Netherlands.

        John P. Tavlarios has served as a member of our board of directors since December 2006. Mr. Tavlarios served as Executive Vice President of General Maritime from its inception in 1997 until January 2000, and President and Chief Operating Officer of General Maritime from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002, he became Chief Executive Officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, he was affiliated with Maritime Equity Management, a vessel-owning and investment company, where Mr. Tavlarios served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, he was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios is also a director of General Maritime. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios.

        Dimitris Melisanidis is our founder and has served as our Head of Corporate Development since December 2006. Prior to that Mr. Melisanidis was our President and Chief Executive Officer since June 2005, and served as a director and Chairman of our board of directors until July 2006. In 1995, Mr. Melisanidis founded and has since managed the group of companies that form our Company. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Mr. Melisanidis is a member of the Greek Committee of the classification society Bureau Veritas, the Committee on Petroleum Policy of the Hellenic Petroleum Marketing Companies Association and is involved in a number of other institutions, including the Hellenic-American Chamber of Commerce, the Propeller Club of The United States, the Union of European Shipowners with Cyprus Flag and The Yacht Club of Greece. Mr. Melisanidis is a founding member and President of the Athens Club of Black Sea and a Vice President of the World Fraternity for Hellenism and Orthodoxy as well as the Association for Greek-American Friendship. From 1992 to 1995, Mr. Melisanidis was the co-owner and served as President and Managing Director of soccer club AEK Athens.

        Ziad Nakhleh has been our Treasurer and Chief Financial Officer since January 2005 and served as a member of our board of directors from June 2005 to December 2006. Prior to joining us, Mr. Nakhleh worked as an external audit manager at Ernst & Young from October 2002 to December 2004. From January 2000 to September 2002, Mr. Nakhleh was employed at Arthur Andersen as an audit manager. Prior to that, Mr. Nakhleh worked as a financial officer at a private international company. Mr. Nakhleh is a member of the American Institute of Certified Public Accountants and holds a bachelor's degree in Accounting from the University of Richmond.

        Gregory Robolakis has been the General Manager of our subsidiary Aegean Marine Petroleum S.A. from June 2005 and served as a member of our board of directors from July 2006 to December 2006. In 1998, Mr. Robolakis joined our subsidiary, AMP, and served as lubricants and claim manager and from 2001 to 2005 as Chief Operating Officer and Sales and Marketing Director. From 1994 to 1998, Mr. Robolakis worked at Agip Petroli SpA as Director of Marine Sales. He began his career at Shell Company (Hellas) Ltd. where he was employed in the sales and marketing department from 1988 to

1994. Mr. Robolakis holds a bachelor's degree and a master's degree in chemical engineering from the City University of New York.

Framework Agreement

        On July 19, 2006, Leveret, one of the selling shareholders, and AMPNInvest entered into a Framework Agreement which, as amended, affects our management and governance. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree and elect seven members to serve on our board of directors effective upon the closing of the initial public offering. Under the Framework Agreement, the majority of the members of our board of directors are required to meet the independence standards established by the New York Stock Exchange. Leveret and AMPNInvest agreed that Mr. Georgiopoulos would serve as the Chairman of our board and Mr. Melisanidis would refrain from serving on our board of directors during the term of the Framework Agreement. Leveret and AMPNInvest also agreed that AMPNInvest would name the chairs of our audit committee and our nominating and corporate governance committee and propose and agree with Leveret on the identities of our executive officers and that Leveret and AMPNInvest would cause our board of directors to appoint such officers. The Framework Agreement also provides that Leveret and AMPNInvest will vote in favor of our board of directors, including the independent directors and the nominees of our board for the duration of the Framework Agreement. The Framework Agreement further provides that during its term, Leveret and AMPNInvest will vote on all matters in accordance with our board's recommendations and will cause our board of directors to appoint independent members to our board committees. Leveret and AMPNInvest have also agreed to approve an equity incentive plan covering our directors, officers, employees and consultants and to cause our Company to enter into an employment or a consulting agreement with Mr. Melisanidis.

        The Framework Agreement provides that it shall remain in effect so long as Mr. Georgiopoulos or his successor designated by AMPNInvest serves on our board of directors and AMPNInvest or Mr. Georgiopoulos owns at least 1% of then issued and outstanding shares of our common stock. The Framework Agreement expires in December 2011, on the fifth anniversary of the completion of the initial public offering, unless terminated earlier pursuant to its provisions. In August 2007, AMPNInvest was dissolved and the shares of our common stock held by AMPNInvest were distributed to Messrs. Georgiopoulos and John Tavlarios, respectively. Messrs. Georgiopoulos and John Tavlarios are the successors-in-interest to AMPNInvest under the Framework Agreement. Mr. John Tavlarios is also one of the selling shareholders in this offering.

Committees of the Board of Directors

        The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our standing committees is comprised of independent members of our board of directors. In addition, special committees may be established under the direction of the board of directors when necessary to address specific issues.

  Audit Committee

        Our audit committee is comprised of three independent members of our board of directors. The committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Hatab, Rasterhoff and Papanicolaou. Mr. Hatab serves as the chairman of the audit committee.

  Compensation Committee

        Our compensation committee is comprised of three independent members of our board of directors. The committee is responsible for determining compensation for our executive officers and other employees and administering our compensation programs. Our compensation committee is comprised of Messrs. Papanicolaou, Hatab and Rasterhoff. Mr. Papanicolaou serves as the chairman of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee is comprised of two independent members of our board of directors. The committee is responsible for identifying and recommending qualified candidates for board membership to the board of directors. Our nominating and corporate governance committee is comprised of Messrs. Rasterhoff and Hatab. Mr. Rasterhoff serves as the chairman of the nominating and corporate governance committee.

Compensation of Directors and Executive Officers

        The aggregate annual compensation paid to two of our five executive officers, Mr. Nakhleh and Mr. Robolakis was $0.4 million for the year ending December 31, 2006. With respect to the remaining three executive officers, we did not pay any compensation to Mr. Melisanidis and Mr. Fokas for services as a director or employee during that period. We pay our directors who are not also executive officers annual compensation in the amount of $40,000 each. Furthermore, audit committee members each receive an additional annual fee of $10,000. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

Equity Incentive Plan

        We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering. On December 13, 2006, February 27, 2007, May 22, 2007 and August 7, 2007, we granted an aggregate of 255,910 restricted shares pursuant to the Plan to our President, certain of our employees and non-executive directors.

Employment and Consulting Agreements

        On September 28, 2006, as amended on November 21, 2006, we entered into an employment agreement with Dimitris Melisanidis for work performed for us in Greece and on December 8, 2008, we entered into a separate consulting agreement with a company owned and controlled by Mr. Melisanidis for work performed for us by Mr. Melisanidis outside of Greece. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreement. Mr. Melisanidis is responsible for developing new business opportunities. Under the employment agreement, Mr. Melisanidis receives an annual base salary of $100,000, which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, a company controlled by Mr. Melisanidis receives an annual consulting fee of $150,000. Mr. Melisanidis will also receive a discretionary bonus and additional incentive compensation as determined annually by the compensation committee of our board of directors. Mr. Melisanidis will also be eligible to participate in all benefit programs available to our senior executive officers, including our equity incentive plan.

        Under the employment agreement, Mr. Melisanidis will be prohibited from disclosing or unlawfully using any material confidential information. Mr. Melisanidis will also be prohibited from participating in business activities in competition with us or our operating subsidiaries during the term of the employment agreement and for 12 months following its termination. Notwithstanding this provision of his employment agreement, Mr. Melisanidis has advised us that he does not intend to independently pursue any opportunities in the marine fuel supply industry outside of our Company. Upon termination by us without cause or by Mr. Melisanidis for good reason, Mr. Melisanidis will be entitled to salary and pro rata bonus through the date of termination plus a lump sum payment equal to: (i) two times his annualized salary at the time of termination; (ii) average discretionary bonus over the preceding three years; and (iii) previous years' discretionary bonus pro rated for the year in which termination occurs. In these circumstances, Mr. Melisanidis will be also entitled to medical, dental and insurance coverage in place prior to termination for a benefit period of 12 months. In the event of termination of Mr. Melisanidis' employment due to his death or disability, we will pay Mr. Melisanidis, or his estate, a pro rata bonus for the year of termination and one year's salary and to provide medical coverage for him (in the case of disability) and his eligible dependents for a period of 12 months.

        On December 13, 2006, we entered into an employment agreement with E. Nikolas Tavlarios. The employment agreement has a term of three years unless terminated earlier in accordance with its terms. Mr. Tavlarios is employed full time as our president and carries out for us the duties associated with such position. Under the employment agreement, Mr. Tavlarios receives an annual base salary of $300,000, which is subject to increase based on an annual review by the compensation committee of our board of directors. Upon the commencement of his employment, Mr. Tavlarios has also received 107,143 restricted shares of our common stock. The restricted stock have a five year vesting period from the commencement of his employment. Additionally, Mr. Tavlarios is entitled to receive a discretionary bonus and additional incentive compensation as determined annually by the compensation committee of our board of directors and is also eligible to participate in all benefit programs available to our senior executive officers, including our equity incentive plan.

        Under the employment agreement, Mr. Tavlarios is prohibited from disclosing or unlawfully using any material confidential information. Mr. Tavlarios is also prohibited from participating in business activities in competition with us or our operating subsidiaries during the term of the employment agreement and for 12 months following its termination. Notwithstanding these prohibitions, Mr. Tavlarios has advised us that he does not intend to independently pursue any opportunities in the marine fuel supply industry outside of our Company. Upon termination of the employment agreement by us without cause or by Mr. Tavlarios for good reason, Mr. Tavlarios will be entitled to salary and pro rata bonus through the date of termination plus a lump sum payment equal to the aggregate of: (i) two times his annualized salary at the time of termination; (ii) his average discretionary bonus over the preceding three years; and (iii) his previous year's discretionary bonus pro rated for the year in which termination occurs. In these circumstances, Mr. Tavlarios will also be entitled to medical, dental and insurance coverage in place prior to termination for a benefit period of 12 months. In the event of termination of Mr. Tavlarios' employment due to his death or disability, we will pay Mr. Tavlarios, or his estate, a pro rata bonus for the year of termination and one year's salary and provide medical coverage for him (in the case of disability) and his eligible dependents for a period of 12 months. If following a change of control, Mr. Tavlarios elects within two years to terminate his employment with good reason, or within two years we terminate his employment without cause, Mr. Tavlarios will be entitled to a lump sum payment equal to the sum of three times his annualized base salary at the time of termination and his last three years' discretionary bonuses. Mr. Tavlarios will also be entitled to receive continued coverage under our medical, dental, long-term disability and life insurance benefits for a period of three years.

        On December 8, 2006, we entered into an employment agreement with Ziad Nakhleh for work performed for us in Greece. This employment agreement has a term of up to two years unless terminated earlier in accordance with the terms of such agreement. Mr. Nakhleh is prohibited from participating in business activities in competition with us or our operating subsidiaries without our prior written consent. Notwithstanding this provision of his employment agreement, Mr. Nakhleh has advised us that he does not intend to independently pursue any opportunities in the marine fuel supply industry. In addition, on December 14, 2006, we entered into a separate consulting agreement with a company owned and controlled by Mr. Nakhleh for work performed by Mr. Nakhleh for us outside of Greece.

PRINCIPAL SHAREHOLDERS

        The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of our common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios and as a group in each case as of the date of this prospectus and after giving effect to this offering.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering(1)
Name
	Number	Percentage	Number	Percentage
Leveret International Inc.(2)	22,428,000	52.5%	15,928,000	37.3%
Peter C. Georgiopoulos	4,205,250	9.9%	4,205,250	9.9%
John P. Tavlarios(3)	1,401,750	3.3%	1,151,750	2.7%
Other directors and executive officers as a group(4)	129,343	*	129,343	*

*
Less than 1%

(1)
Assumes the underwriters do not exercise their over-allotment option.
(2)
Leveret International Inc. is controlled by Mr. Melisanidis. Leveret International Inc. is one of the selling shareholders in this offering.
(3)
John Tavlarios is one of the selling shareholders in this offering.
(4)
Includes 107,143 restricted shares granted to E. Nikolas Tavlarios and 7,400 restricted shares granted to each of our non-executive directors, Messrs. John O. Hatab, Yiannis N. Papanicolaou and Abel L. Rasterhoff. Our other directors and executive officers do not own any shares of our common stock.

        Our principal shareholders have the same voting rights as other holders of our shares of common stock.

        As of November 6, 2007, there were eight record holders in the United States holding approximately 47% of the issued and outstanding shares of our common stock.

RELATED PARTY TRANSACTIONS

Aegean Oil S.A.

        Marine Fuel Supply Service Agreement.    On April 1, 2005, we entered into a new marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. We must purchase and Aegean Oil must sell to us a minimum quantity of marine petroleum products, but neither party is required to transact for more than a maximum quantity. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from select Greek refineries plus a margin that is reviewed and negotiated with us annually. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement, or (iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically. We have a unilateral right to terminate the agreement by serving 12 months written notice upon our decision to cease supply activities in the territory.

        Prior to entering into the new marine fuel supply service agreement, we were a party to a bunkering supply and representation agreement with Aegean Oil, which we entered into on December 30, 1999, as amended on September 25, 2000. Pursuant to the bunkering supply and representation agreement, Aegean Oil sold and delivered marine petroleum products to our customers within Greek territorial waters. Under the terms of the agreement, we paid Aegean Oil an amount equal to its purchase costs of marine petroleum products from select Greek refineries plus a margin which was reviewed and negotiated monthly. During the years ended December 31, 2004, 2005 and 2006 and during the nine months ended September 30, 2006 and 2007, we purchased marine petroleum products from Aegean Oil in the amounts of $49.3 million, $99.4 million, $155.0 million, $123.9 million and $107.9 million, respectively.

        License Agreement.    On December 8, 2006, we entered into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services.

Aegean Shipping Management S.A. and certain vessel-owning companies

        We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Our material transactions with Aegean Shipping are as follows:

        Management of Vessels.    Prior to January 1, 2004, Aegean Shipping provided us with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services, in exchange for a management fee. Effective January 1, 2004, our subsidiary, Aegean Bunkering Services Inc. assumed the role of fleet manager for all of our bunkering tankers. However, Aegean Shipping had managed our Aframax tanker prior to its sale. We incurred management fees which for the years ended December 31, 2004, 2005 and 2006 amounted to $0.2 million per year. During each nine month period ended September 30, 2006 and 2007, we incurred management fees of $0.1 million.

        Charter of Vessels.    We charter certain vessels from Aegean Shipping in order to satisfy increased levels of demand for our services at a time when our own vessels are operating at full capacity, or for special situations such as service of U.S. naval vessels in Greece. Vessel hire charges paid to Aegean Shipping for the years ended December 31, 2004 and 2005 amounted to $2.4 million and $0.5 million, respectively. We did not incur any vessel hire charges for the year ended December 31, 2006 and for the nine months ended September 30, 2007.

        Sale of Marine Petroleum Products.    Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007 amounted to $7.6 million, $8.2 million, $13.1 million, $10.1 million and $9.3 million, respectively.

        Purchases and Sales of Secondhand Bunkering Tankers.    On December 20, 2005, we purchased a secondhand double hull bunkering tanker with a cargo-carrying capacity of 11,538 dwt, Aegean Pride I, from Aegean Shipping for the price of $6.7 million which was paid in full. The price included Aegean Shipping's initial purchase price of the vessel from an unrelated third party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker.

        On January 17, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 11,538 dwt, Omega Af Donso, we sold this vessel to Aegean Shipping for its purchase price of $6.2 million. On May 5, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 14,329 dwt, the Trapper, we sold this vessel to Aegean Shipping for its purchase price of $6.7 million. We did not recognize any gain or loss on the sale of these two bunkering tankers to Aegean Shipping.

Golden Sun Marine Corp.

        Prior to June 1, 2005, we conducted business with Golden Sun Marine Corp., or Golden Sun, a related company owned in part and controlled by Mr. Melisanidis. Golden Sun, acting as a trader, sold marine petroleum products to us, which for the years ended December 31, 2004 and 2005 amounted to $7.2 million and $5.2 million, respectively. Effective June 1, 2005, we ceased purchasing marine petroleum products from Golden Sun.

Leveret International Inc. and AMPNInvest LLC

        Short Term Financing Agreements.    We have entered into 14 short-term financing agreements with Leveret dated July 25, 2006, March 23, 2006, March 13, 2006, February 10, 2006, December 19, 2005, December 13, 2005, December 12, 2005, November 28, 2005, November 25, 2005, October 10, 2005, October 7, 2005, July 1, 2005, June 10, 2005 and June 6, 2005 for $5.0 million, $4.7 million, $0.43 million, $0.67 million, $6.7 million, $0.8 million, $1.7 million, $0.26 million, $4.1 million, $2.4 million, $0.6 million, $4.0 million, $0.8 million and $5.9 million, respectively. We entered into these agreements mainly to (i) partially finance the construction costs of our new bunkering tankers and specialty tankers, (ii) to finance the acquisition costs associated with certain secondhand bunkering tankers, and (iii) to finance working capital requirements. These loans were unsecured, bear no interest and were payable upon demand. On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid and the agreements were terminated.

        Stock Purchase Agreements.    On October 3, 2005, we entered into a stock purchase agreement with Leveret for the acquisition from Leveret of 80 shares of our common stock, constituting 8% of our then-issued and outstanding capital stock, representing the beneficial interest of the siblings of Mr. Melisanidis, and enabling Leveret to repurchase 8% of Leveret's issued and outstanding capital stock from Grady Properties Corp., a company owned by the siblings of Mr. Melisanidis. We paid Leveret $35.0 million in consideration for the 80 shares of our common stock.

        On July 19, 2006, AMPNInvest entered into a stock purchase agreement, as amended, with Leveret for the acquisition from Leveret of 4,450,000 shares of our common stock, constituting 20% of our issued and outstanding capital stock. The purchase price for these shares was $40.0 million, including interest. AMPNInvest delivered a non-negotiable demand promissory note in consideration of the purchase price. The 4,450,000 shares of our common stock that were owned by AMPNInvest were pledged to Leveret, pursuant to a pledge agreement, as security for payment of the principal and interest on the note. In August 2007, AMPNInvest was dissolved and the shares of our common stock held by AMPNInvest were distributed to Messrs. Georgiopoulos and John Tavlarios, respectively.

        Guarantee.    On October 3, 2005, Leveret provided one of our lenders with a corporate guarantee for our revolving overdraft facility. Leveret received no consideration for this corporate guarantee.

        Registration Rights Agreement.    On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest's successors-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and John Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and John Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 22,428,000 shares and Messrs. Georgiopoulos and John Tavlarios own respectively 4,205,250 and 1,401,750 shares entitled to these registration rights. On October 1, 2007 and October 5, 2007, Leveret and John Tavlarios requested that we register the shares of our common stock offered by this prospectus.

Other Related Parties

        Lines of Credit.    During 2003 and 2004, we provided a non interest bearing line of credit for general working capital purposes to two related companies owned and controlled by members of Mr. Melisanidis' family. The amounts due from these companies totaled $2.5 million as of December 31, 2004. In 2005, the outstanding amount of $2.5 million was fully repaid and the line of credit was terminated.

        Office Leases.    We lease our principal marketing and operating offices at 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece, from Aegean Warehouses S.A., a related company owned and controlled by Mr. Melisanidis and members of Mr. Melisanidis' family. Pursuant to the lease agreements we pay monthly rental fees in the amount of approximately 12,600 Euros. The leases expire in May 2011 and May 2012. We believe that rental fees on our leases are no greater than they would have been with a third party on an arm's-length basis at the time we entered into the leases.

        We also lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime. Our lease currently expires on December 31, 2007. We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $2,000.

        Office Services.    We have shared certain office services with, and used office equipment owned by our related companies. For each of the years ended December 31, 2003 and 2004, we have incurred $0.1 million for our allocated share of related expenses and, for the year ended December 31, 2005, we incurred $25,000 for our allocated share of related expense during the first quarter of 2005. We believe that this allocation has been reasonable and that the expenses, if incurred on a stand-alone basis, would not have been materially different from those actually paid. Since 2005, we have not shared any office services with our related companies.

        Employee Services.    During 2003 and 2004 and the first quarter of 2005, we were provided with certain incidental employee services by our related companies for no consideration. We estimate that the value of these services amounted to $0.2 million, $0.3 million and $75,000 for the years ended December 31, 2003 and 2004 and the first quarter of 2005, respectively.

        Consultancy Agreements.    In December 2006, we entered into consulting agreements with companies owned and controlled by Mr. Melisanidis and Mr. Nakhleh, respectively.

        Legal Services.    We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary, to provide legal services from time to time. The legal services rendered by Mr. Fokas included advice on general corporate formation matters as well as ship and corporate financings.

        Personal Guarantees.    Mr. Melisanidis has provided our lenders with 13 personal guarantees in connection with our credit facilities dated December 23, 1999, November 28, 2002, February 13, 2003, October 23, 2003, January 28, 2004, June 4, 2004, July 23, 2004, September 24, 2004, October 7, 2004, February 2, 2005, August 30, 2005, October 3, 2005 and February 10, 2006. Mr. Melisanidis received no consideration for any personal guarantees.

        Sale of Marine Petroleum Products to General Maritime Corporation.    General Maritime Corporation, or General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, our Chairman of the Board and shareholder, serves as Chairman of the Board, President, Chief Executive Officer of General Maritime, Mr. Tavlarios, our director and shareholder, is a member of the board of directors of General Maritime and Mr. Hatab, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007 amounted to $0.7 million, $5.9 million, $1.7 million, $1.4 million and $0.4 million, respectively.

        The terms of the related party transactions were determined by the management or the board of directors of each respective company that was party to the transaction. We have established an audit committee comprised of independent directors that, among other things, is responsible for reviewing and approving terms of transactions with related parties. For discussion regarding provisions of our bylaws relating to the approval of interested transactions, please refer to the section of this prospectus entitled "Description of Capital Stock—Interested Transactions."

SELLING SHAREHOLDERS

        Based solely upon information furnished to us, the following table sets forth the identity and other information about the selling shareholders. The tabular information below assumes that the underwriters do not exercise their over-allotment option and all of the shares registered will be offered and sold by the selling shareholders. We are registering the shares described below pursuant to the registration rights agreement. For discussion relating to the registration rights agreement please refer to the section of this prospectus entitled "Related Party Transactions—Leveret International Inc. and AMPN Invest—Registration Rights Agreement."

				Number of Common Shares Beneficially Owned Following the Offering	Percentage of Common Shares to be Beneficially Owned After Completion of the Offering
	Shares Beneficially Owned
			Number of Shares Offered
	Number	Percentage
Leveret International Inc.(1)	22,428,000	52.5%	6,500,000	15,928,000	37.3%
John P. Tavlarios(2)	1,401,750	3.3%	250,000	1,151,750	2.7%

(1)
Leveret International Inc. is controlled by Mr. Melisanidis. For information relating to Mr. Melisanidis please refer to the section of this prospectus entitled "Management—Directors and Executive Officers."

(2)
For information relating to Mr. John Tavlarios please refer to the section of this prospectus entitled "Management—Directors and Executive Officers."

        The underwriters may also purchase up to an additional 1,012,500 shares of our common stock at the offering price, less the underwriting discounts and commissions payable, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $13,919,133, and total proceeds to the selling shareholders will be $279,115,242 . Pursuant to the registration rights agreement, we will bear all expenses incurred in connection with the registration of the shares of our common stock offered and sold by the selling shareholders.

        Immediately after completion of this offering, Leveret and John Tavlarios will own 15,928,000 and 1,151,750 shares of our common stock, respectively, which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. The restricted securities held by Leveret and John Tavlarios will be subject to the underwriter's 90-day lock-up agreement as described below. Please read the section of this prospectus entitled "Underwriting." Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

        We and our executive officers, directors and Leveret have entered into agreements with the underwriters of this offering which agreements, subject to certain exceptions, generally restrict us and our executive officers, directors and Leveret from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 90 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the expiration of the 90-day lock-up period, without notice, release all or any portion of the securities subject to these agreements. There is no existing agreement with Bear, Stearns & Co. Inc. for providing consent to the sale of shares prior to the expiration of the lock-up periods.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. We refer you to our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement in connection with our initial public offering.

Purpose

        Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

        Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 42,685,910 shares were issued and outstanding and fully paid as of the date of this prospectus and 25,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of the date of this prospectus. Upon the completion of this offering, we will have outstanding 42,685,910 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

  Share History

  Share Issuance and Repurchase

        On June 8, 2005, we issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret in connection with our initial capitalization.

        On October 3, 2005, we acquired from Leveret 8% of our total then-issued and outstanding common stock, representing the entire interests in Leveret of members of Mr. Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35.0 million. Those shares were cancelled upon repurchase, in accordance with a resolution of our board of directors. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

  Stock Split-ups

        On November 14, 2005, we effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 22,249,080 shares of our common stock, was distributed to our sole shareholder, Leveret. On November 21, 2006, we effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 5,785,000 shares of our common stock, was distributed to our shareholders as of that date, on a pro-rata basis.

        The combined and consolidated financial statements for all periods presented give retroactive effect to the above-described share issuance and split-ups of common shares.

  Initial Public Offering

        In December 2006, we completed our initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of our common stock were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088,000 and net of offering expenses of $1,953,000 amounted to $185,209,000.

  Restricted Share Awards

        On December 13, 2006, February 27, 2007, May 22, 2007 and August 7, 2007, we granted an aggregate amount of 285,910 restricted shares pursuant to the Plan to our President, to certain of our employees and non-executive directors.

  Share Issuance

        On October 3, 2007, we issued 20,000 restricted common shares as a capital contribution to our wholly-owned subsidiary Aegean Holdings S.A., which then transferred these shares to certain shareholders of Bunkers at Sea NV in connection with our acquisition of Bunkers at Sea NV.

  Common Stock

        As of the date of this prospectus, we have 42,685,910 shares of common stock outstanding out of 100,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

  Blank Check Preferred Stock

        Our articles of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

  •
  the voting rights, if any, of the holders of the series.

Directors

        Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

        Our board of directors must consist of at least three members. Shareholders may change the number of directors only by amending the bylaws which requires the affirmative vote of holders of 70% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors. The board of directors may change the number of directors only by a vote of not less than 66 2/3% of the entire board of directors. The term of office of each director elected by the shareholders at the 2006 annual meeting of shareholders shall be as follows: the term of the first class shall expire at the 2007 annual meeting of shareholders, the term of the second class shall expire at the 2008 annual meeting of shareholders, and the term of the third class shall expire at the 2009 annual meeting of shareholders. At each annual meeting after such initial term, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Interested Transactions

        Our bylaws provide that a contract or transaction between us and one or more of our directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of its directors or officers are our directors or officers, or have a financial interest, will not be void or voidable, if (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed to our board of directors or its committee and the board of directors or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, or, if the votes of disinterested directors are insufficient to constitute the act of the board of directors as provided in the BCA, by unanimous vote of the disinterested directors; (ii) the material facts as to the relationship or interest are disclosed to the shareholders, and the contract or transaction is specifically approved in good faith by the vote of the shareholders; or (iii) the contract or transaction is fair to us as of the time it is authorized, approved or ratified, by the board of directors, its committee or the shareholders.

Shareholder Meetings

        Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including any plan of merger or consolidation to which we are a party or sale or exchange of all or substantially all of our property and assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights with respect to those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors'

fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

        Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

  Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 shares of preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.

  Classified Board of Directors

        Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

  Business Combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Our articles of incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

  •
  prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  •
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

  •
  at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

  •
  the shareholder became an interested shareholder prior to the consummation of the initial public offering.

        For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

  Election and Removal of Directors

        Our articles of incorporation prohibit cumulative voting in the election of directors. Our articles of incorporation and bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

  Limited Actions by Shareholders

        Our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our bylaws also provide that our board of directors, Chairman, or President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, shareholders are prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

  Supermajority Provisions

        The BCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation's articles of incorporation, unless the articles of incorporation requires a greater percentage. Our articles of incorporation provide that the following provisions in the articles of incorporation may be amended only by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors:

  •
  the board of directors shall be divided into three classes;

  •
  directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;

  •
  the directors are authorized to make, alter, amend, change or repeal our bylaws by vote not less than 66 2/3% of the entire board of directors;

  •
  the shareholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors; and

  •
  the company may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder.

        For purposes of these provisions, an "interested shareholder" is generally any person or entity that owns 20% or more of our outstanding voting stock or any person or entity affiliated with or controlling or controlled by that person or entity.

  Advance Notice Requirements for Shareholders Proposals and Director Nominations

        Our articles of incorporation and bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our articles of incorporation and bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Transfer Agent

        The registrar and transfer agent for the common stock is Computershare Trust Company, Inc.

Listing

        Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW."

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO
DELAWARE CORPORATE LAW

        Our corporate affairs are governed by our articles of incorporation, bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder rights plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands		Delaware
Shareholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held within or outside of the Marshall Islands	•	May be held within or outside of Delaware
•	Notice:	•	Notice:
•
	Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		•
Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any by which stockholders may be deemed to be present and vote at such meeting
	• A copy of the notice of any meeting shall be given l personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than ten nor more than 60 days before the date of the meeting

Shareholders' Voting Rights

•	Any action required to be taken by meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Stockholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•
	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no l event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	•
For non-stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum. In the absence of such specifications, one-third of the members shall constitute a quorum
•	The articles of incorporation may provide for cumulative voting	•
For stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum
		•	The certificate of incorporation may provide for cumulative voting

Directors

•	The board of directors must consist of at least one member	•	The board of directors must consist of at least one member
•	Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board of directors	•
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenters' Rights of Appraisal

•	Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
•	Alters or abolishes any preferential right of any outstanding shares having preference; or
•	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholders' Derivative Actions

•	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•	In any derivative suit instituted by a stockholder of a l corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Reasonable expenses, including reasonable attorney's fees may be awarded if the action is successful
•
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Greek, Marshall Islands, Liberian and United States federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as each term is defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Greek Tax Considerations

        AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 25%. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Marshall Islands Tax Considerations

        In the opinion of Reeder & Simpson P.C., our Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to us and to our shareholders of ownership of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of common shares, provided such shareholders are not residents in the Marshall Islands. There is no tax treaty between the United States and the Republic of the Marshall Islands.

Liberian Tax Considerations

        The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiary, AMP, which conducts no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

        In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiary, AMP, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiary, AMP, will be wholly exempt from Liberian income tax as under the Prior Law.

        If our Liberian subsidiary, AMP, were to be subject to Liberian income tax under the New Act, it would be subject to tax at a rate of 35% on its worldwide income. As a result, its, and consequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiary, would be subject to Liberian withholding tax on dividends paid by AMP at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of ownership of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. References in the following discussion to "we" and "us" are to Aegean Marine Petroleum Network Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

        A foreign corporation is subject to United States federal income tax on a net basis only if it is engaged in a trade or business in the United States. A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

        Income from the sale of inventory property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

        While we have a place of business in the United States, we believe that none of our income would be treated as Effectively Connected Income under the rules discussed above. Specifically, we anticipate that (1) all of our sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of our foreign offices will materially participate in such sales. Therefore, we anticipate that none of our income will be subject to United States federal income tax on a net basis.

        If any portion of our income is treated as Effectively Connected Income, then such income will be subject to corporate income tax and branch profits tax at a combined rate of 54.5%.

United States Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is, for United States income tax purposes, an individual who is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any of its political subdivisions, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more "United States persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a "United States person."

        If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) is the beneficial owner of our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership that is the beneficial owner of our common shares, you are encouraged to consult your tax advisor.

  Distributions

        Subject to the discussion under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income. Legislation has recently been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common shares after the date of enactment from qualifying for such preferential rates.

        Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

  Sale, Exchange or Other Disposition of Common Shares

        A U.S. Holder generally will realize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion under the heading "Passive Foreign Investment Company," such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

  Passive Foreign Investment Company

        A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income. If a corporation owns at least 25% by value of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we are not, and have not been, a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our income, assets and market capitalization, among other factors, and is subject to change. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale would be allocated ratably over the U.S. Holder's holding period for the common shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rate on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. The tax liability with respect to the amount allocated to years prior to the year of the disposition or distribution cannot be offset by any net operating losses. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent.

        The above results may be avoided if a "mark-to-market" election or "qualified electing fund" election is available and a U.S. Holder validly makes such an election. If we were a PFIC and were to provide the necessary information to our U.S. Holders, U.S. Holders could make a "qualified electing fund" election under which, generally, in lieu of the treatment described in the preceding paragraph, they would include their proportionate share of our earnings in their gross income on a current basis. If a "mark-to-market" election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of our shares and its adjusted tax basis in such shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

United States Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

  Dividends on Common shares

        Non-U.S. Holders generally will not be subject to United States withholding tax on dividends received from us with respect to our common shares, and will not be subject to United States federal income tax with respect to such dividends unless such dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, such income is attributable to a fixed place of business in the United States.

  Sale, Exchange or Other Disposition of Common Shares

        Non-U.S. Holders generally will not be subject to United States withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, and will not be subject to United States federal income tax with respect to such gain unless:

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

  •
  fail to provide an accurate taxpayer identification number;

  •
  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fail to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you sell your common shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

EXPENSES RELATED TO THIS OFFERING

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

SEC registration fee	$11,050
Financial Industry Regulatory Authority filing fee	$36,491
Legal fees and expenses	$250,000
Accounting fees and expenses	$50,000
Printing and engraving costs	$200,000
Transfer agent fees	$15,000
Blue Sky fees and expenses	$5,000
Other fees and expenses	$32,459

Total	$600,000

        All amounts are estimated except the SEC registration fee and Financial Industry Regulatory Authority filing fee.

UNDERWRITING

        Subject to the terms and conditions of an Underwriting Agreement, dated November 14, 2007, the underwriters named below, acting through their representative, Bear, Stearns & Co. Inc., have severally agreed with the selling shareholders and us, subject to the terms and conditions of the underwriting agreement, to purchase from the selling shareholders the number of shares of common stock set forth below opposite their respective names.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.(1)	3,375,000
Jefferies & Company, Inc.(2)	1,350,000
Dahlman Rose & Company, LLC(3)	1,350,000
Johnson Rice & Company L.L.C.(4)	337,500
Stephens Inc.(5)	337,500

Total	6,750,000

(1)
383 Madison Avenue, New York, New York 10179
(2)
520 Madison Avenue, 12th Floor, New York, New York 10022
(3)
142 W. 57th Street, New York, New York 10019
(4)
639 Loyola Avenue, Suite 2775, New Orleans, Louisiana 70113
(5)
111 Center Street, Little Rock, Arkansas 72201

        The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

        The representative has advised us and the selling shareholders that the underwriters propose to offer common shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.08 per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by the selling shareholders as set forth on the cover page of this prospectus. The common shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

        The selling shareholders have granted to the underwriters an option, exercisable within 30 days after the date of the prospectus, to purchase from time to time up to an aggregate of 1,012,500 common shares to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the 1,012,500 additional shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The selling shareholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the common shares offered in this offering.

        The following table shows the public offering price, underwriting discounts and commissions and net proceeds to the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Public offering price	$37.750	$37.750	$254,812,500	$293,034,375
Underwriting discounts and commissions	$1.793	$1.793	$12,103,594	$13,919,133
Proceeds to the selling shareholders	$35.957	$35.957	$242,708,906	$279,115,242

        The underwriting discounts and commissions payable by the selling shareholders represent 4.75% of the total amount of this offering.

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $600,000.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Each of our officers and directors and the selling shareholders, have agreed, subject to specified exceptions, not to:

  •
  offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any common shares or any options or warrants to purchase any common shares, or any securities convertible into or exchangeable for common shares owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, or

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares (regardless of whether any of these transactions are to be settled by the delivery of common shares, or such other securities, in cash or otherwise)

for a period of 90 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the shares of common shares on and including the 90 days after the date of this prospectus. However, if (a) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the foregoing 90-day period and ends on the last day of the foregoing 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 90-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, these "lock-up" restrictions imposed will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs, unless Bear, Stearns & Co. Inc. waives the extension of such restrictions. Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representative and any of our shareholders, other than the selling shareholders, who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

        In addition, we have agreed that, subject to certain exceptions, during the lock-up period referred to above we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any common shares, any options or warrants to purchase any common shares or any securities convertible into, exercisable for or exchangeable for common shares other than our sale of shares in this offering, the issuance of our common shares upon the exercise of outstanding options or warrants, and the issuance of options or common shares under existing stock option and incentive plans.

        In connection with our initial public offering, Peter C. Georgiopoulos agreed with Bear, Stearns & Co. Inc. that the shares of common stock held by Mr. Georgiopoulos will remain bound for the period from June 7, 2007 until December 8, 2009 under substantially the same lock-up restrictions described above, subject to certain exceptions for permitted transfers, such as those in connection with certain tender offers, mergers or consolidations and changes of control. In connection with this offering, Mr. Georgiopoulos and Bear, Stearns & Co. Inc. intend to amend the terms of their agreement to provide an additional exception to the lock-up arrangements described above, so that Mr. Georgiopoulos may pledge any of his shares of common stock to a financial institution or an affiliate thereof pursuant to a bona fide pledge arrangement, and such financial institution or its affiliate, as lender in connection with such pledge arrangement, may sell such shares.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the common shares offered by this prospectus in any jurisdiction where action for that purpose is required. The common shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        To the extent that the offer of the common shares is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common shares which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that

Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c)
in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each of the underwriters has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b)
it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        Our common shares are traded on the New York Stock Exchange under the symbol "ANW."

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

        The representative has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A "syndicate covering transaction" is the bid for or purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common shares originally sold by such underwriter or syndicate member are purchased by the representative in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representative has advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        In connection with this offering, the underwriters have agreed to pay a fee to a company controlled by an individual Greek national who introduced Bear, Stearns & Co. Inc. to us. Each of the underwriters will pay a portion of such fee equal to the proportion of the number of shares that such underwriter will purchase in this offering to the total number of shares offered.

        Bear, Stearns & Co. Inc. and other underwriters from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

LEGAL MATTERS

        The validity of the common stock and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain other matters relating to United States law, including certain tax matters, will be passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP, as to matters of United States law.

EXPERTS

        The financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 included in this prospectus, have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte Hadjipavlou Sofianos & Cambanis S.A. is 250-254 Kiffisias Avenue, Halandri, Athens 15231, Greece.

        The sections in this prospectus entitled "Prospectus Summary," "Industry" and "Business" have been reviewed by Lloyd's Marine Intelligence Unit, which have confirmed to us that they accurately describe our industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Lloyd's MIU filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus forms a part.

INDUSTRY AND MARKET DATA

        The industry-related statistical and graphical information we use in this prospectus has been compiled by Lloyd's MIU from its database. Some of the industry information in this prospectus is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, and consequently, Lloyd's MIU cannot assure us that it reflects actual industry and market experience. Lloyd's MIU compiles and publishes data for the benefit of its customers. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. The published information of other maritime data collection experts may differ from the data presented in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

        Aegean Marine Petroleum Network Inc. is a Marshall Islands company and our principal executive offices are located outside the United States in Piraeus, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information relating to us and the shares of common stock offered in this offering, you may wish to view the full registration statement, including its exhibits. The registration statement, including its exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at http://www.sec.gov, free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

        We are subject to the information requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. You may inspect and copy these reports and other information at the public reference facilities maintained by the SEC or obtain them from the SEC's website referenced above.

        You may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
42 Hatzikyriakou Avenue
Piraeus 185 38 Athens
Greece
Telephone: 011 30 210 458-6200

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as a United States company whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information for each of the first three fiscal quarters of each fiscal year.

GLOSSARY OF INDUSTRY TERMS

        The following are definitions of certain terms that are commonly used in the shipping and marine fuel supply industries and in this prospectus.

        Aframax.    A tanker with capacity ranging from 80,000 to 124,999 dwt.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Bareboat charter.    A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

        Broker.    An agent in the marine petroleum supply industry who executes orders to buy or sell marine petroleum products on behalf of a customer in exchange for a commission.

        Bunkering tanker.    Coastal and ocean-going tankers with a cargo-carrying capacity of more than 600 dwt and less than 10,000 dwt.

        Bunkers.    Heavy fuel and diesel oil used to power a vessel's engines.

        cSt.    Centistoke, a unit of kinematic (most commonly used scale) viscosity. 1 centistoke = 0.01 stoke = 1 square millimeters per second.

        Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

        Charterer.    The party that hires a vessel for a period of time or for a voyage.

        Charterhire.    A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as "freight."

        Classification society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel's registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being "in-class."

        Containers.    Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

        Container vessel.    A vessel designed to carry standardized containers. Container vessels are mainly "cellular," which means they are equipped with metal guide rails for rapid loading and unloading and more secure carriage, and they may be "geared," which means they are equipped with cranes for loading and unloading containers.

        Double hull.    A hull construction design in which a vessel has an inner and outer side and bottom separated by void space.

        Drydocking.    The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a special survey.

        Dwt.    Deadweight ton, which is a unit of a vessel's capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.

        Freight.    A sum of money paid to the ship owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount.

        Gross ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

        Hull.    Shell or body of a ship.

        IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

        Intermediate Survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

        Lwt.    Light-weight ton, which is a unit that measures the weight of the steel parts of a vessel, expressed in metric tons of 1,000 kilograms.

        MARPOL 73/78 or MARPOL Convention.    The International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended.

        Newbuilding.    A new vessel under construction or just completed.

        Panamax.    A vessel with a cargo-carrying capacity of approximately 60,000 to 100,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

        Petroleum products.    Refined crude oil products, such as fuel oils, marine fuels, gasoline and jet fuel.

        Physical supplier.    An intermediary that operates bunkering tankers and delivers marine petroleum products to customers.

        PLATTS.    A global provider of energy and metals information.

        Products tanker.    A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

        Protection and indemnity insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

        Scrapping.    The sale of a vessel as scrap metal.

        Single hull.    A hull construction design in which a vessel has only one hull.

        Sister ships.    Vessels of the same class and specifications typically built at the same shipyard.

        Special survey.    The inspection of a vessel by a classification society surveyor that takes place every five years.

        Spot market.    The market for immediate purchase of marine petroleum products or chartering of a vessel, usually for single voyages.

        Tanker.    A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of tanks. Tankers carry a variety of products including crude oil, refined products and liquid chemicals.

        Time charter.    A charter under which the shipowner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.

        TEU.    Twenty feet equivalent unit, which is the standard measure of a container vessel's cargo carrying capacity, indicating the space that is occupied by a container of standard external dimensions.

        Trader.    An intermediary in the marine petroleum supply industry who buys and resells marine petroleum products to customers for its own account.

        Vessel operating expenses.    The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions, which are included in "voyage expenses."

        Viscosity.    The measure of a fluid's resistance to flow. Kinematic viscosity measures the flow time of a fixed volume of oil flowing through a capillary tube at a specific temperature. Fuel oil viscosity determines the temperature at which fuel should be pumped from the ship's bunker tanks for injection into the engine.

        Voyage charter.    A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.

        Voyage expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions.

AEGEAN MARINE PETROLEUM NETWORK INC.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AEGEAN MARINE PETROLEUM NETWORK INC.

        We have audited the accompanying consolidated balance sheets of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries (the "Company"), as of December 31, 2005 and 2006 and the related combined and consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries at December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte
Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
April 16, 2007

AEGEAN MARINE PETROLEUM NETWORK INC.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006

(Expressed in thousands of U.S. dollars—except for share and per share data)

	December 31,
	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,602	$82,425
Trade receivables, net of allowance for doubtful accounts of $694 and $1,106, as of December 31, 2005 and 2006, respectively	66,230	66,803
Due from related companies (Note 3)	6,815	469
Inventories (Note 4)	6,384	30,634
Prepayments and other current assets (Note 9)	825	2,661
Restricted cash (Note 2)	750	750

Total current assets	88,606	183,742

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 5)	12,803	46,779

Vessels, cost (Notes 6, 11 and 18)	47,528	70,943
Vessels, accumulated depreciation (Notes 6, 11 and 18)	(5,514)	(9,662)

Vessels' net book value	42,014	61,281

Other fixed assets, net (Notes 7 and 18)	1,215	1,206

Total fixed assets	56,032	109,266

OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2 and 11)	14,620	12,336
Deferred charges, net (Note 8)	1,217	10,519
Other non-current assets	884	14

Total assets	$161,359	$315,877

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 10)	$42,993	—
Short-term borrowings—related company (Notes 3 and 10)	23,595	—
Current portion of long-term debt (Note 11)	3,987	833
Trade payables to third parties	35,802	42,872
Trade payables to related companies (Note 3)	13,376	19,203
Other payables to related companies	107	125
Accrued and other current liabilities (Note 11)	1,203	4,986

Total current liabilities	121,063	68,019

LONG-TERM DEBT, net of current portion (Note 11)	30,661	32,663

OTHER NON-CURRENT LIABILITIES	108	196

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2005 and 2006; 28,035,000 and 42,410,000 shares, issued and outstanding at December 31, 2005 and 2006, respectively (Note 17)	280	424
Additional paid-in capital (Note 17)	—	185,103
Retained earnings	9,247	29,472

Total stockholders' equity	9,527	214,999

Total liabilities and stockholders' equity	$161,359	$315,877

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of U.S. dollars—except for share and per share data)

	For the Year Ended December 31,
	2004	2005	2006
REVENUES:
Sales of marine petroleum products—third parties (Note 20)	$239,791	$497,443	$775,816
Sales of marine petroleum products—related companies (Notes 3 and 20)	7,645	8,162	14,841
Voyage revenues	14,983	10,450	11,639
Other revenues	593	1,275	1,516

Total revenues	263,012	517,330	803,812

OPERATING EXPENSES:
Cost of marine petroleum products sold—third parties	165,991	360,223	573,615
Cost of marine petroleum products sold—related companies (Note 3)	56,448	104,578	155,022
Salaries, wages and related costs	5,052	8,958	12,871
Vessel hire charges (Note 3)	2,436	518	—
Depreciation (Notes 6 and 7)	1,546	2,226	4,240
Amortization of drydocking costs (Note 8)	386	636	1,684
Management fees (Note 3)	183	182	223
Other operating expenses (Note 13)	12,348	16,629	25,697

Total operating expenses	244,390	493,950	773,352

Operating income	18,622	23,380	30,460

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs (Note 15)	—	—	(1,588)
Interest and finance costs (Notes 10, 11 and 14)	(944)	(2,347)	(5,207)
Interest income	13	70	976
Foreign exchange gains (losses), net	(68)	396	(414)

	(999)	(1,881)	(6,233)

Income before income taxes	17,623	21,499	24,227
Income taxes (Note 19)	(6)	(24)	(2)

Net income	$17,617	$21,475	$24,225

Basic earnings per common share	$0.58	$0.72	$0.84

Diluted earnings per common share	$0.58	$0.72	$0.84

Weighted average number of shares, basic	30,472,827	29,878,398	28,954,521

Weighted average number of shares, diluted	30,472,827	29,878,398	28,954,622

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of U.S. dollars—except for share and per share data)

	Common Stock
			Additional Paid-in Capital	Retained Earnings
	# of Shares	Par Value			Total
BALANCE, December 31, 2003	30,472,827	$305	$4,756	$529	$5,590
—Net income	—	—	—	17,617	17,617
—Contribution to additional paid-in capital	—	—	9,698	—	9,698
—Dividends declared and paid ($0.28 per share)	—	—	—	(8,444)	(8,444)

BALANCE, December 31, 2004	30,472,827	$305	$14,454	$9,702	$24,461

—Net income	—	—	—	21,475	21,475
—Contribution to additional paid-in capital	—	—	100	—	100
—Dividends declared and paid ($0.05 per share)	—	—	—	(1,509)	(1,509)
—Repurchase and cancellation of shares (Note 17)	(2,437,827)	(25)	(14,554)	(20,421)	(35,000)

BALANCE, December 31, 2005	28,035,000	$280	—	$9,247	$9,527

—Net income	—	—	—	24,225	24,225
—Dividends declared and paid ($0.14 per share)	—	—	—	(4,000)	(4,000)
—Issuance of common stock (par value $0.01, at $14.00)	14,375,000	144	185,065	—	185,209
—Restricted stock amortization (Note 16)	—	—	38	—	38

BALANCE, December 31, 2006	42,410,000	$424	$185,103	$29,472	$214,999

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income	$17,617	$21,475	$24,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,546	2,226	4,240
Provision for doubtful accounts	(100)	129	412
Restricted stock amortization	—	—	38
Amortization of deferred charges	519	654	1,855
Other non-cash charges	406	14	88
(Increase) decrease in:
Trade receivables	(6,686)	(42,088)	(985)
Due from related companies	(1,351)	409	6,346
Insurance claims	(900)	900	—
Inventories	(353)	(4,509)	(24,250)
Prepayments and other current assets	(380)	185	(1,836)
Increase (decrease) in:
Trade payables	7,374	22,166	12,897
Other payables to related companies	5	56	18
Accrued and other current liabilities	(33)	882	3,783
Decrease (increase) in other non-current assets	(10)	(870)	870
Payments for drydocking	(321)	(154)	(10,637)

Net cash provided by operating activities	17,333	1,475	17,064

Cash flows from investing activities:
Advances for vessels under construction	—	(11,228)	(35,396)
Advances for acquired vessels (not yet delivered)	—	(1,420)	—
Vessel acquisitions	(28,998)	(6,755)	(34,895)
Sale of vessels to related companies (Note 3)	—	—	12,900
Purchase of other fixed assets	—	(1,072)	(83)
Decrease (increase) in restricted cash	(362)	(14,498)	2,284

Net cash used in investing activities	(29,360)	(34,973)	(55,190)

Cash flows from financing activities:
Proceeds from long-term debt	19,700	15,539	41,714
Repayment of long-term debt	(2,627)	(3,587)	(42,866)
Net change in short-term borrowings	(4,280)	39,000	(42,993)
Net change in short-term related company borrowings	—	23,595	(23,595)
Financing costs paid	(212)	(218)	(520)
IPO proceeds, net of issuance costs	—	—	185,209
Cash contributions to additional paid-in capital	9,298	—	—
Share repurchase (Note 17)	—	(35,000)	—
Dividends paid	(8,444)	(1,509)	(4,000)

Net cash provided by financing activities	13,435	37,820	112,949

Net increase in cash and cash equivalents	1,408	4,322	74,823
Cash and cash equivalents at beginning of year	1,872	3,280	7,602

Cash and cash equivalents at end of year	$3,280	$7,602	$82,425

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest (excluding capitalized interest):	$575	$1,636	$5,777

Cash paid during the year for income taxes:	$6	$8	$18

Restricted stock granted to employees (Note 16):	—	—	$1,688

Non-cash financing activities with related parties (Note 17):	$400	$100	—

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—
except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

        The accompanying combined and consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

        Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder, majority shareholder, and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

        On July 19, 2006, a privately negotiated transaction was concluded whereby Leveret sold 20% of its holdings in Aegean's common stock to AMPNInvest LLC, which is a company co-controlled by Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos. In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange ("2006 IPO") under the United States Securities Act of 1933, as amended.

        The material subsidiaries of the Company are:

  (a)
  Aegean Marine Petroleum S.A. ("AMP"), incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

  (b)
  Aegean Marine Petroleum LLC (the "UAE Service Center"), Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center"), Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center") and Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center") were incorporated in the United Arab Emirates on July 26, 2000; in Gibraltar on August 7, 1997; in Jamaica on November 25, 2004; and in Singapore on June 7, 2005, respectively. These companies monitor and support the logistical aspects of each order in their respective geographical locations.

  (c)
  Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and, effective January 1, 2004, provides all the bunkering tanker-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

  (d)
  Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Carmel Investment Corp. ("Carmel")	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Evian Enterprises Co. ("Evian")	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Clyde Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Tiffany Marine S.A. ("Tiffany")	05/10/2004	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Shipping Pte. Ltd. ("Breeze")	03/27/2006	Aegean Breeze I	2004	2,747	07/07/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Pontos Navigation Inc. ("Pontos")	09/09/2002	Aegean Flower	2001	6,523	01/05/2004
Aegean VII Shipping Ltd. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Venus Holding Company ("Venus")	10/13/1999	Aegean IX	1976	7,216	06/14/2001
Carnaby Navigation Inc. ("Carnaby")	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company ("Baltic")	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos	1981	67,980	09/05/2006
Baldwin Management Co. ("Baldwin")	09/25/2002	Aegean Hellas	1982	91,602	11/15/2002

  (e)
  Vessel-owning companies with vessels under construction:

		Vessel Details
Company Name	Date of Incorporation	Hull Number	Size (dwt)
Milos Maritime Inc. ("Milos")	01/28/2005	DN-3500-1	3,800
Serifos Maritime Inc. ("Serifos")	01/28/2005	DN-3500-2	3,800
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	DN-3500-3	3,800
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	DN-3500-4	3,800
Kimolos Maritime Inc. ("Kimolos")	01/28/2005	DN-3500-5	3,800
Syros Maritime Inc. ("Syros")	01/28/2005	DN-3500-6	3,800
Mykonos Maritime Inc. ("Mykonos")	01/28/2005	DN-3500-7	3,800
Santorini Maritime Inc. ("Santorini")	01/28/2005	DN-3500-8	3,800
Paros Maritime Inc. ("Paros")	01/28/2005	DN-3500-9	3,800
Naxos Maritime Inc. ("Naxos")	01/28/2005	DN-3500-10	3,800
Ocean Dynamic Corp. ("Ocean")	05/27/2005	N 2230007	2,400
Sea Global S.A. ("Sea Global")	05/27/2005	N 2220000	2,400
Kerkyra Marine S.A. ("Kerkyra")	09/26/2006	QHS 207	5,500
Ithaki Marine S.A. ("Ithaki")	09/26/2006	QHS 208	5,500
Cephallonia Marine S.A. ("Cephallonia")	09/26/2006	QHS 209	5,500
Paxoi Marine S.A. ("Paxoi")	09/26/2006	QHS 210	5,500
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. ("Lefkas")	09/26/2006	QHS 216	5,500
Kythira Marine S.A. ("Kythira")	09/26/2006	QHS 217	5,500
Eton Marine Ltd. ("Eton")	12/21/2005	QHS 220	5,500
Tasman Seaways Inc. ("Tasman")	12/21/2005	QHS 221	5,500
Benmore Services S.A. ("Benmore")	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. ("Ingram")	01/10/2006	QHS 223	5,500
Santon Limited ("Santon")	01/10/2006	QHS 224	5,500
  (f)
  Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office

        As of December 31, 2005 and 2006, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%. As required by the laws of the United Arab Emirates ("UAE"), Aegean Marine Petroleum LLC is 51% owned by a UAE citizen (the "Sponsor"). On July 26, 2000, an agreement was signed with the Sponsor to automatically transfer all profits and losses, assets and liabilities to the Company in exchange for an annual fixed cash consideration. The payments of annual fixed cash consideration have been recognized on an accrual basis and are included in other operating expenses in the accompanying combined and consolidated statements of operations. The agreement also prevents an unauthorized ownership transfer and effectively grants majority control of the UAE Service Center to the Company. Accordingly, the financial position and operations of the UAE Service Center have been fully included in the accompanying combined and consolidated financial statements.

        During the years ended December 31, 2005 and 2006, no one customer individually accounted for more than 10% of the Company's total revenues. During the year ended December 31, 2004, one customer individually accounted for more than 10% of the Company's total revenues, as follows:

	Year Ended December 31,
Customer
	2004	2005	2006
A	24%	—	—

2.    Significant Accounting Policies:

  Principles of Combination and Consolidation:    The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2006, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in combination and consolidation.

  Use of Estimates:    The preparation of combined and consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Other Comprehensive Income:    The provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," require separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no such transactions in the periods presented and, accordingly, comprehensive income equals net income for all periods presented.

  Foreign Currency Transactions:    The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined and consolidated statements of operations.

  Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

  Restricted Cash:    Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard (Note 11). Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

  Trade Receivables, net:    Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $66,924 and $67,909, before allowances for bad debts of $694 and $1,106, as of December 31, 2005 and 2006, respectively.

  Insurance Claims:    Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

  Inventories:    Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

  Vessel Cost:    Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

  Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction and acquisitions" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost". Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

  Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is the average cost of borrowing for the Company.

  Vessel Depreciation:    Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

  Impairment of Long-Lived Assets:    SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

  Accounting for Drydocking Costs:    The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

  Financing Costs:    Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

  Pension and Retirement Benefit Obligations:    The vessel-owning companies included in the combination and consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

  Accounting for Revenues and Expenses:    Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 3). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

  For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

  Revenues are also generated from voyage and time charter agreements of the Company's vessels. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

  Operating expenses are accounted for on the accrual basis.

  Repairs and Maintenance:    All vessel repair and maintenance expenses, including major overhaulings (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying combined and consolidated statements of operations.

  Income Taxes:    The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the provision of deferred income taxes for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are required to be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Generally, Aegean and its subsidiaries are involved in non-taxable activities and, as such, no material deferred tax assets or liabilities arose in any of the periods presented (refer to Note 19).

  Earnings per Common Share:    Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

  Derivatives:    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2006, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

  Contingencies:    The Company accrues for a loss if the Company deems it probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

  Fair Value of Financial Instruments:    The carrying values of cash, trade receivables, trade payables and short-term borrowings are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The Company has no long-term loans bearing interest at fixed rates.

  Recent Accounting Pronouncements:

  Considering the Effects of Prior Year Misstatements.    In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements" ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. The Company adopted the provisions of SAB 108 in its financial statements for the year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial position, results of operations or cash flows.

  Fair Value Measurements.    In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. The Company is currently evaluating the accounting impact of SFAS 157 on the fair value measures that are recognized and/or disclosed in the Company's financial statements.

  Planned Major Maintenance Activities.    In September 2006, the FASB issued Staff Position ("FSP") AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP AUG AIR-1"). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, "Audits of Airlines," and Accounting Principles Board ("APB") Opinion No. 28,

  "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. Accordingly, the Company does not expect the adoption of FSP AUG AIR-1 to have any impact on the Company's financial statements.

  Hybrid Financial Instruments.    In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 is effective for the Company for all financial instruments acquired or issued after January 1, 2007 and is not expected to have a material impact on the Company's financial statements.

  Minimum Revenue Guarantees.    FASB Staff Position FIN45-3: "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners" was issued in November 2005. This FSP amends FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to include in its scope a guarantee granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount. The FSP is effective for the Company for minimum revenue guarantees newly issued or modified on or after January 1, 2006. The adoption of the FSP did not have a material impact on the Company's financial statements for the year ended December 31, 2006. However, implementation of the FSP may result in amounts being recorded in the financial statements of the Company in the future if the Company enters into any revenue guarantees. The amount of any such impact will depend on the terms of any revenue guarantees entered into.

  Accounting Changes and Error Corrections.    In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 was effective for the Company as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

3.    Transactions with Related Parties:

(a)
Aegean Oil S.A. (the "Greek Subcontractor"): The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 450 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

  On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

  During the years ended December 2004, 2005 and 2006, the Company purchased from the Greek Subcontractor marine petroleum products of $49,298, $99,417 and $155,022, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. As of December 31, 2005 and 2006, the amounts due to the Greek Subcontractor were $13,376 and $19,203, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

(b)
Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i)
Aegean Shipping provides two of the Company's vessel-owning companies, Baldwin and Tanking, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2004, 2005 and 2006, amounted to $183, $182 and $223, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

(ii)
Prior to January 1, 2006, the Company time chartered (short-term) certain vessels of Aegean Shipping in order to meet increased levels of demand for its services at times when its own vessels were operating at full capacity, or for special situations. Vessel hire charges for the years ended December 31, 2004 and 2005 amounted to $2,436 and $518, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

(iii)
Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2004, 2005 and 2006, amounted to $7,645, $8,162 and $13,146, respectively, and are included under sales of marine petroleum products in the accompanying combined and consolidated statements of operations.

(iv)
On December 20, 2005, the Company purchased an 11,538 dwt (built in 1982) double hull bunkering tanker Aegean Pride from Aegean Shipping for a price of $6,700, which was fully paid on that date. The price includes Aegean Shipping's initial purchase price of the vessel from an unrelated third party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker. The cost of this vessel is included under vessels, cost, in the accompanying consolidated balance sheets.

(v)
During the year ended December 31, 2006, the Company sold two newly-acquired second-hand tankers, Omega Af Donso and Trapper, to Aegean Shipping. These vessels were previously acquired by the Company from third-party sellers. No gain or loss was recognized by the Company on the sale of the vessels to Aegean Shipping.

  As of December 31, 2005 and 2006, the amounts due from Aegean Shipping were $6,693 and $162, respectively, and are included in due from related companies in the accompanying consolidated balance sheets.

(c)
Golden Sun Marine Corp. ("Golden Sun"): Prior to June 1, 2005, the Company conducted business with Golden Sun, an investment and trading company in which Mr. Dimitris Melisanidis holds a controlling interest. During the years ended December 31, 2004 and 2005, the Company purchased from Golden Sun marine petroleum products of $7,150 and $5,161, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. Effective June 1, 2005, the Company ceased purchasing marine petroleum products from Golden Sun and accordingly, during the year ended

  December 31, 2006, the Company did not purchase marine petroleum products from Golden Sun. As of December 31, 2005 and 2006, no amounts were due to Golden Sun.

(d)
Leveret: As discussed in Note 1, Leveret is a personal holding company owned and controlled by Mr. Dimitris Melisanidis. During the years ended December 31, 2005 and 2006, Leveret provided the Company with short-term loan facilities, mainly in order to finance certain payments due under certain shipbuilding and supervision contracts (refer to Note 10). On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid with the proceeds of the 2006 IPO.

(e)
General Maritime Corporation ("General Maritime"): Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the year ended December 31, 2006, the Company's sales to General Maritime amounted to $1,695 which are included under sales of marine petroleum products in the accompanying combined and consolidated statements of operations. As of December 31, 2006, the amount due from General Maritime was $12 which is included in due from related companies in the accompanying consolidated balance sheets.

4.    Inventories:

  The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2005	2006
Held for sale:
Marine Fuel Oil	4,416	21,535
Marine Gas Oil	1,587	7,972

	6,003	29,507

Held for consumption:
Marine fuel	185	654
Lubricants	168	394
Victuals	28	79

	381	1,127

Total	6,384	30,634

5.    Advances for Vessels Under Construction and Acquisitions:

  On February 6, 2005, as amended, the Company signed ten separate shipbuilding contracts with the Fujian Southeast Shipyard ("Fujian") for ten 3,800 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the

  Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

  On June 3, 2005, as amended, the Company signed two separate shipbuilding contracts with the Severnav Shipyard ("Severnav") for two 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. Furthermore, on August 30, 2005, the Company signed two separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the two product oil tankers. The price of each such contract is Euro 1,500,000 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

  On January 13, 2006, the Company signed five separate shipbuilding contracts with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai") for five double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-220 to 224). The construction price of each contract is $9,400 which is payable 10% in advance, 20% upon steel cutting, 20% upon keel-laying, 25% upon launching and 25% upon delivery and acceptance. Furthermore, on February 24, 2006, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% in advance, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

  On October 18, 2006, the Company signed seven separate shipbuilding contracts with Qingdao Hyundai for seven double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-207 to 210 and QHS-215 to 217). The construction price of each contract is $10,000 which is payable 20% in advance, 20% upon steel cutting, 20% upon keel-laying, 20% upon launching and 20% upon delivery and acceptance. Furthermore, on October 19, 2006, the Company signed seven separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the seven 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% upon steel cutting, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

  Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2005 and 2006 was $155 and $1,295, respectively.

  The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, milestone payments relating to the contracts with the engineering firm, and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

  As of December 31, 2006, the account, advances for vessels under construction and acquisitions are analyzed as follows:

			December 31, 2006
Vessel Name	Expected Delivery	Contract Amount	Contract Payments	Capitalized Expenses	Total
Fujian Shipyard
DN-3500-1	April 2007	8,350	3,973	207	4,180
DN-3500-2	August 2007	8,350	2,953	179	3,132
DN-3500-3	September 2007	8,350	2,953	125	3,078
DN-3500-4	November 2007	8,350	1,933	83	2,016
DN-3500-5	December 2007	8,350	1,777	68	1,845
DN-3500-6	March 2008	8,350	1,777	37	1,814
DN-3500-7	April 2008	8,350	757	36	793
DN-3500-8	July 2008	8,350	757	60	817
DN-3500-9	August 2008	8,350	757	60	817
DN-3500-10	October 2008	8,350	757	60	817
Severnav Shipyard
N 2220000	May 2007	10,830	2,202	134	2,336
N 2230007	August 2007	10,779	3,698	134	3,832
Qingdao Hyundai Shipyard
QHS-207	December 2008	11,600	2,000	8	2,008
QHS-208	January 2009	11,600	2,000	8	2,008
QHS-209	February 2009	11,600	2,000	8	2,008
QHS-210	March 2009	11,600	2,000	8	2,008
QHS-215	May 2009	11,600	2,000	9	2,009
QHS-216	July 2009	11,600	2,000	9	2,009
QHS-217	August 2009	11,600	2,000	9	2,009
QHS-220	November 2007	11,000	2,900	61	2,961
QHS-221	May 2008	11,000	1,020	50	1,070
QHS-222	August 2009	11,000	1,020	51	1,071
QHS-223	September 2009	11,000	1,020	51	1,071
QHS-224	October 2009	11,000	1,020	50	1,070

Total		241,309	45,274	1,505	46,779

  During the years ended December 31, 2005 and 2006, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2005	2006
Balance at beginning of period	—	12,803
Advances for vessels under construction and related costs	11,383	35,396
Payments for secondhand vessel acquisitions	8,175	34,895
Vessels delivered	(6,755)	(36,315)

Balance at end of period	12,803	46,779

  As of December 31, 2006, the remaining obligations under the construction and supervision contracts are payable as follows:

Amount
2007	77,337
2008	76,878
2009	41,820

Total	196,035

  On March 31, 2005, as amended, in connection with the shipbuilding contracts entered into with Fujian, the Company entered into a call option agreement with Fujian for the construction and delivery of five 3,800 dwt, double skin, double bottom, product oil tankers. The Company has the right to exercise this option on or before the launching of the first of the ten product oil tankers. If the Company exercises this option, Fujian Southeast Shipyard is bound to sign new shipbuilding contracts for the five vessels for a total price of $34,750 ($6,950 each). No consideration was paid by the Company for the call option agreement.

  On June 3, 2005, in connection with the shipbuilding contracts entered into with Severnav, the Company entered into a call option agreement with Severnav for the design, construction and equipment of four 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The Company has the right to exercise the option on two of the vessels on or before the launching of the first of the firm product oil tankers mentioned above, and has the right to exercise the option on the two remaining vessels on or before the delivery and acceptance of the first of the firm product oil tankers mentioned above for a total price of Euro 26,240,000 (Euro 6,560,000 each). No consideration was paid by the Company for the call option agreement.

  On January 13, 2006, in connection with the shipbuilding contracts entered into with Qingdao Hyundai, the Company entered into a call option agreement with Qingdao Hyundai for the construction and delivery of four double skin, double bottom, 5,500 dwt class oil tankers. The Company has the right to exercise this option on or before the delivery of the first of the five 5,500 dwt class oil tankers mentioned above. If the Company exercises this option, Qingdao

  Hyundai is bound to sign new shipbuilding contracts for the four vessels for a total price of $38,200 ($9,550 each). No consideration was paid by the Company for the call option agreement.

6.    Vessels:

  The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2004	40,773	(3,334)	37,439
—Vessels acquired and delivered	6,755	—	6,755
—Depreciation for the year	—	(2,180)	(2,180)

Balance, December 31, 2005	47,528	(5,514)	42,014
—Vessels acquired and delivered	36,315	—	36,315
—Vessels sold	(12,900)	—	(12,900)
—Depreciation for the year	—	(4,148)	(4,148)

Balance, December 31, 2006	70,943	(9,662)	61,281

  On December 20, 2005, the acquired second-hand bunkering tanker, Aegean Pride I, was delivered to the Company at a total cost of $6,700. On May 3, 2006, the acquired second-hand bunkering tanker, Aegean XI, was delivered to the Company at a total cost of $8,214. On July 25, 2006, the acquired second-hand bunkering tanker, Aegean Force, was delivered to the Company at a total cost of $5,085. On September 5, 2006, the acquired floating storage facility, Fos, was delivered to the Company at a total cost of $10,116.

        During the year ended December 31, 2006, the Company purchased two second-hand tankers, Omega Af Donso and Trapper, from third-party sellers for a total amount of $12,900 and subsequently sold these tankers to Aegean Shipping. No gain or loss was recognized by the Company on the sale of these vessels.

        Cost of vessels at December 31, 2004, 2005 and 2006, includes $8,913, $8,913 and $8,747, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

        As of December 31, 2006, all of the Company's vessels were in process of being mortgaged under the Company's Term Loan, Overdraft and Guarantee Facility Agreement dated December 19, 2006 (refer to Note 10).

7. Other Fixed Assets:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2004	194	—	194
—Additions	814	258	1,072

Cost, December 31, 2005	1,008	258	1,266
—Additions	—	83	83

Cost, December 31, 2006	1,008	341	1,349

Accumulated depreciation, December 31, 2004	5	—	5
—Depreciation expense	15	31	46

Accumulated depreciation, December 31, 2005	20	31	51
—Depreciation expense	34	58	92

Accumulated depreciation, December 31, 2006	54	89	143

Net book value, December 31, 2004	189	—	189

Net book value, December 31, 2005	988	227	1,215

Net book value, December 31, 2006	954	252	1,206

8. Deferred Charges:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2004	1,413	86	1,499
—Additions	154	218	372
—Amortization for the year	(636)	(18)	(654)

Balance, December 31, 2005	931	286	1,217
—Additions	10,637	520	11,157
—Amortization for the year	(1,684)	(171)	(1,855)

Balance, December 31, 2006	9,884	635	10,519

        The amortization for drydocking costs is separately reflected in the accompanying combined and consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying combined and consolidated statements of operations.

9. Prepayments and Other Current Assets:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2005	2006
Prepaid vessel insurance	65	63
Other prepayments	760	2,598

Total	825	2,661

10. Short-term Borrowings:

        As of December 31, 2005 and 2006, the Company's short-term borrowings consisted of the following:

		December 31,
	Borrower
		2005	2006
(a)	Aegean	35,000	—
(b)	AMP, the Manager and certain vessel-owning subsidiaries	23,595	—
(c)	AMP	4,000	—
(d)	AMP	2,000	—
(e)	AMP	1,993	—

	Total	66,588	—

(a)
On October 3, 2005, Aegean borrowed $35,000 under a short-term credit facility with an international bank to finance Aegean's stock repurchase of 8% of the total then-issued and outstanding common stock of Aegean (refer to Note 17). The facility bears interest at LIBOR plus 0.45% and the weighted average interest rate (including the margin) during the years ended December 31, 2005 and 2006 was 4.56% and 5.52%, respectively. On December 20, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

(b)
During the years ended December 31, 2005 and 2006, AMP, the Manager and certain vessel-owning subsidiaries entered into short-term financing agreements with Leveret, mainly in order to partially finance the construction or acquisition costs of vessels and for working capital purposes. These loans are unsecured, bear no interest and are payable upon demand. On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid with the proceeds of the 2006 IPO.

(c)
On March 13, 2003, AMP entered into a one-year, renewable credit facility with a Greek bank for an aggregate amount of $4,000 to be used for the issuance of bank guarantees and/or for working capital purposes. During the year ended December 31, 2005, AMP drew down $4,000 under this credit facility. The facility bears interest at LIBOR plus 2.75% and the weighted average interest rate (including the margin) during the years ended December 31, 2005 and 2006 was 7.30% and

  7.51%, respectively. On December 18, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

(d)
On December 23, 1999, AMP signed a one-year, renewable, secured overdraft and guarantee facility with an international bank for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantee and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2005, the balance on the overdraft facility was $2,000. The overdraft facility bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 5.00%, 3.71% and 7.05%, respectively. On December 19, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

(e)
On October 23, 2003, AMP signed a one-year, renewable credit facility with a Greek bank for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantee and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2005 and 2006, the balance on the overdraft facility was $1,993. The overdraft facility bears interest at LIBOR plus 1.50% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.50%, 5.43% and 6.84%, respectively. On December 19, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

        Total interest incurred on short-term borrowings for the years ended December 31, 2004, 2005 and 2006 amounted to $235, $900 and $2,839, respectively, and is included in interest expense and finance costs, in the accompanying combined and consolidated statements of operations.

        On December 19, 2006, Aegean and AMP, as co-borrowers, jointly and severally entered into a Term Loan, Overdraft and Guarantee Facility Agreement ("Senior Credit Facility") with an international bank for an amount of $183,400. The Senior Credit Facility will be used for working capital and general corporate purposes and to partially finance the construction costs of certain bunkering tankers. The overdraft and guarantee facilities under the Senior Credit Facility expire on December 19, 2008 while the term loan facility expires 12 years from the delivery date of each vessel.

        The revolving overdraft facility of up to $50,000 bears interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $100,000 charges a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit. The term loan of up to $33,400 will be used to refinance the secured term loan dated February 10, 2006 with the same bank (refer to Note 11(c)). Under the term loan, each tranche, of $6,680, is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The term loan bears interest at LIBOR plus 1.15%. Furthermore, a commitment fee is levied at a rate of 0.25% per annum.

        The Senior Credit Facility is mainly secured by a first priority mortgage on the Company's operational double hull tankers and an undertaking by the Company to provide a first priority mortgage on the Company's single hull tankers at the lender's request. Furthermore, the Senior Credit

Facility is secured by a first priority assignment of the newbuilding contracts for hull numbers DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, and by a general assignment of the Company's trade receivables to be paid into an operating account held by the bank. The Senior Credit Facility contains certain covenants which include requirements to maintain the Company's listing on the New York Stock Exchange, to maintain vessel insurance policies, to maintain minimum security of 120% of the outstanding facility amount and to ensure that Mr. Dimitris Melisanidis controls at least 35% of the Company's outstanding common shares. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) consolidated book net worth, as defined, not be less than $150,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

        As of December 31, 2006, the Company had no amounts outstanding under this facility.

11. Long-term Debt:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)
		2005	2006
(a)	Ocean and Sea Global	12,173	13,503
(b)	Serifos, Kithnos, Santorini, Paros and Naxos	2,516	4,964
(c)	Milos, Amorgos, Kimolos, Syros and Mykonos	—	4,175
(d)	Eton, Benmore and Ingram	—	2,350
(e)	Tasman and Santon	—	1,504
(f)	Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira	—	7,000
(g)	Tiffany and Sea Breezer Marine S.A.	8,037	—
(h)	Clyde	1,800	—
(i)	Aegean X	2,900	—
(j)	Carmel and Evian	940	—
(k)	Pontos	4,125	—
(l)	Baldwin	1,170	—
(m)	Aegean Investments	850	—
(n)	Gibraltar Service Center	137	—

	Total	34,648	33,496
	Less: Current portion	(3,987)	(833)

	Long-term portion	30,661	32,663

(a)
On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the earlier of the date of actual delivery of the respective vessel or December 31, 2007.

  The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005 and 2006, the weighted average interest rate (including the margin) was 3.91% and 4.33%, respectively, while at December 31, 2005 and 2006, the interest rate (including the margin) was 3.91% and 5.03%, respectively.

  The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

  As of December 31, 2005 and 2006, the outstanding balance of the loan was $12,173 (Euro 10,252,500) and $13,503 (Euro 10,252,500), respectively. The proceeds of the loan have been placed in interest bearing cash collateral accounts as security against standby letters of credit issued by the same bank to the shipyard, which are included under restricted cash in the accompanying consolidated balance sheets.

(b)
On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels DN-3500-2, DN-3500-3, DN-3500-8, DN-3500-9 and DN-3500-10, respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining ten being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

  The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005 and 2006, the weighted average interest rate (including the margin) was 5.90% and 6.57%, respectively, while at December 31, 2005 and 2006, the interest rate (including the margin) was 5.90% and 6.77%, respectively. As of December 31, 2005 and 2006, the outstanding balance of the loan was $2,516 and $4,964, respectively.

  The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

(c)
On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

  The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.46%, while at December 31, 2006, the interest rate (including the margin) was 6.50%. As of December 31, 2006, the outstanding balance of the loan was $4,175. This loan will be refinanced by a term loan with the same bank under the Senior Credit facility (refer to Note 10).

(d)
On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels QHS-220, QHS-222 and QHS-223 (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

  The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.67%, while at December 31, 2006, the interest rate (including the margin) was 6.67%. As of December 31, 2006, the outstanding balance of the loan was $2,350.

(e)
On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels QHS-221 and QHS-224 (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

  The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.47%, while at December 31, 2006, the interest rate (including the margin) was 6.51%. As of December 31, 2006, the outstanding balance of the loan was $1,504.

(f)
On October 30, 2006, Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels QHS-207, QHS-208, QHS-209, QHS-210, QHS-215, QHS-216 and QHS-217 (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

  The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.52%, while at December 31, 2006, the interest rate (including the margin) was 6.52%. As of December 31, 2006, the outstanding balance of the loan was $7,000.

(g)
On July 23, 2004, Tiffany and Sea Breezer Marine S.A. (a now dormant vessel-owning company), as co-borrowers, jointly and severally entered into a loan agreement with an international bank for an amount of $8,800 to partially finance the acquisition cost of the vessels Aegean Tiffany and Aegean Breeze I. During 2006, Sea Breezer Marine S.A. sold Aegean Breeze I to Breeze and repaid its outstanding balance under this facility with the proceeds from the sale. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.11%, 4.54% and 6.33%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.49%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(h)
On June 4, 2004, Clyde concluded a loan for an amount of $2,400 from a Greek bank to partially finance the acquisition cost of the vessel Aegean Tulip. The loan bears interest at LIBOR plus 1.75% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.46%, 5.01% and 6.78%, respectively, while at December 31, 2005, the interest rate (including the margin) was 6.20%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(i)
On October 7, 2004, Aegean X concluded a loan for an amount of $3,500 from a Greek bank to partially finance the acquisition cost of the vessel Aegean X. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.56%, 4.80% and 6.57%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.62%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(j)
On February 13, 2003, Carmel and Evian, as co-borrowers, jointly and severally entered into a loan agreement with an international bank for an amount of $2,500 to partially finance the acquisition cost of the vessels Aegean Rose and Aegean Daisy. The loan bears interest at LIBOR plus 1.375% and the weighted average interest rate (including the margin) during the years ended

  December 31, 2004, 2005 and 2006 was 2.83%, 4.67% and 6.41%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.74%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(k)
On January 28, 2004, Pontos concluded a loan for an amount of $5,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Flower. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.75%, 4.54% and 6.32%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.49%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(l)
On November 28, 2002 and as amended on July 19, 2005, Baldwin concluded a loan for an amount of $4,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Hellas. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.93%, 4.80% and 6.54%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.90%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(m)
On June 24, 2005, Aegean Investments concluded a loan for an amount of $850 from an international bank to finance the acquisition cost of an office condominium in New Jersey. The loan bears interest at LIBOR plus 0.45%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(n)
On October 20, 2003, the Gibraltar Service Center concluded a loan for an amount of Pounds Sterling (GBP) 92,000 from an international bank to partially finance the acquisition cost of an office in Gibraltar. The loan bears interest at the bank's base rate, as defined in the loan agreement, plus 2.25%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(o)
Other loans:

  On April 24, 2006, Breeze concluded a loan for an amount of $3,866 from an international bank to partially finance the acquisition cost of the vessel Aegean Breeze I. The loan bears interest at LIBOR plus 1.25%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

  On April 20, 2006, Carnaby, Baltic and Mare, as co-borrowers, jointly and severally entered into a term loan agreement with an international bank for an amount of $15,000 in order to partially finance the acquisition cost of the vessels Aegean Pride I, Aegean Force and Aegean XI, respectively. The loan bears interest at LIBOR plus 1.50%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

  On August 30, 2006, Tanking signed a loan agreement with an international bank for a term loan facility in an aggregate amount of $10,000 to partially finance the acquisition of the double hull

  Panamax tanker, Fos. The facility bears interest at LIBOR plus 1.5%. On December 15, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

As of December 31, 2006, the outstanding vessel-financing loans (a) to (f) are generally collateralized as follows:

•
First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

•
Assignments of insurance and earnings of the mortgaged vessels (when completed);

•
An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $23,428 and $(1,694) as of December 31, 2005 and 2006, respectively.

As of December 31, 2006, all the Company's vessels-under-construction, having a total carrying value of $46,779, have been provided as collateral to secure the loans (a) to (f) discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2004, 2005 and 2006 amounted to $447, $1,036 and $2,779, respectively, and is included in interest expense and finance costs in the accompanying combined and consolidated statements of operations. Accrued interest expense on long-term debt as of December 31, 2005 and 2006 amounted to $226 and $153, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The annual principal payments required to be made after December 31, 2006, are as follows:

Amount
2007	833
2008	1,975
2009	2,280
2010	2,400
2011	2,197
2012 and thereafter	23,811

Total	33,496

12. Commitments and Contingencies:

(a)
Long-term Supply Contracts: Prior to April 30, 2006, the Company was purchasing fuel in Gibraltar from the marine division of one of the oil majors ("Oil Major") under a long-term Fuel Purchase Agreement ("FPA") dated September 1, 2002, as amended on September 1, 2005. Under the FPA, the Oil Major supplies MFO and MGO at a price equal to average PLATTS prices plus a margin, subject to quarterly price reviews which may be instituted by either party. The contract stipulates that the seller is required to make available for sale a minimum quantity of marine fuel per month. Even though the Company is not required to purchase minimum quantities of marine fuel, the Company is required to pay a monthly throughput fee irrespective of the volumes of marine fuel purchased. This agreement was scheduled to expire on October 31, 2007. On April 30, 2006, upon the request of the Oil Major, the contract was terminated and the Company waived its right to all claims against the Oil Major afforded to it by the FPA. The termination of the FPA was due to the Oil Major's strategy to cease its operations in Gibraltar.

  On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

  On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 3).

(b)
Standby Letters Of Credit: In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2006, the total outstanding standby letters of credit amounted to $35,231. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2007. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(c)
Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying combined and consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

(d)
Legal Matters: On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

  Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying combined and consolidated financial statements.

13. Other Operating Expenses:

The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
	2004	2005	2006
Vessel voyage expenses	5,263	3,334	6,573
Vessel insurance	899	1,309	1,647
Vessel repairs and maintenance	545	2,528	2,105
Vessel spares and consumable stores	937	1,451	1,569
Vessel consumption of marine petroleum products	1,165	1,732	3,933
Storage costs	—	—	2,101
Provision for doubtful accounts	(100)	129	412
Other	3,639	6,146	7,357

Total	12,348	16,629	25,697

14. Interest and Finance Costs:

The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
	2004	2005	2006
Interest on long-term debt	447	1,036	2,779
Interest on short-term borrowings	235	900	2,839
Amortization of financing fees	133	18	171
Bank commissions, commitment fees and other charges	129	548	713
Capitalized interest (Notes 5 and 10)	—	(155)	(1,295)

Total	944	2,347	5,207

15. Postponement of Initial Public Offering:

On November 17, 2005, the Company filed a Registration Statement on Form F-1 with the Securities and Exchange Commission for an initial public offering of 10,000,000 shares of its common stock. Subsequently, within the first quarter of 2006, the Company temporarily postponed the IPO. In accordance with SAB Topic 5A, during the year ended December 31, 2006, the Company has written off all previously-deferred costs in connection with the offering of $1,588, which are separately presented in the combined and consolidated statement of operations for year ended December 31, 2006.

16. Equity Incentive Plan:

        On November 2, 2006, the Company's board of directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

        Effective November 2, 2006, the Company adopted the provisions of SFAS No. 123, "Share-Based Payment" (SFAS 123R"). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite period. The expense is recorded in salaries, wages and related costs in the accompanying combined and consolidated statements of operations. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

        On December 13, 2006, the Company made grants of restricted common stock in the amount of 107,143 shares to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 20% lot of these shares, on December 13, 2007 and on December 13 of each of the four years thereafter. The foregoing grant is subject to accelerated vesting upon certain circumstance set forth in the 2006 Plan.

        The following table summarizes the status of the Company's unvested restricted stock outstanding for the year ended December 31, 2006 (in thousands, except for weighted average grant date fair value):

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
At December 31, 2005	—	—
Granted	107	15.75

At December 31, 2006	107	15.75

        The grant-date fair value of the restricted stock awarded on December 13, 2006 was $15.75 per share. Total compensation cost of $38 was recognized and included under salaries, wages and related costs in the accompanying combined and consolidated statement of operations for the year ended December 31, 2006.

        As of December 31, 2006, there was $1,650 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2006, is expected to be recognized as compensation expense over a weighted average period of 3.0 years as follows:

Amount
2007	754
2008	426
2009	259
2010	147
2011	64

Total	1,650

17. Common Stock and Additional Paid-In Capital:

Authorized Capital

        Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

Share Issuance and Repurchase

        On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean.

        On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

Stock Split-ups

        On November 14, 2005, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 22,249,080 shares of Aegean's common stock, was distributed to Aegean's sole shareholder, Leveret. On November 21, 2006, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 5,785,000 shares of Aegean's common stock, was distributed to Aegean's shareholders as of that date, on a pro-rata basis.

        The combined and consolidated financial statements for all periods presented give retroactive effect to the above-described share issuance and split-ups of common shares.

Initial Public Offering

        In December 2006, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of common stock at par value $0.01 were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088, and net of offering expenses of $1,953, amounted to $185,209.

  Dividends

        The Company declared and paid dividends of $8,444, $1,509 and $4,000 during the years ended December 31, 2004, 2005 and 2006, respectively.

  Capital Contributions

        The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial public offering in December 2006 and the net proceeds obtained for those shares.

18. Earnings Per Common Share:

        The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of unvested restricted stock awards (refer to Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

        The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2004	2005	2006
Basic and diluted income available to common stockholders	$17,617	$21,475	$24,225

Basic weighted average number of common shares outstanding	30,472,827	29,878,398	28,954,521

Add: Dilutive effect of unvested restricted stock	—	—	101
Diluted weighted average number of common shares outstanding	30,472,827	29,878,398	28,954,622

Basic earnings per common share	$0.58	$0.72	$0.84

Diluted earnings per common share	$0.58	$0.72	$0.84

19. Income Taxes:

        The principal operating entity of the Company, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

        AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis (5%) on expenses incurred by its branch office in Greece. Furthermore, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

        Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager are not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying combined and consolidated statements of operations.

        During the years presented, the Company is subject to statutory corporate income tax in relation to its subsidiaries incorporated or operating in taxable jurisdictions. The Company provided for current income taxes of $6, $24 and $2 for the years ended December 31, 2004, 2005 and 2006, respectively, which is separately reflected in the accompanying combined and consolidated statements of operations.

20. Business Segments and Geographical Information:

        The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

        The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

        Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Year Ended December 31,
	2004	2005	2006
Greece	97,204	125,540	167,061
United Arab Emirates	64,828	130,459	180,453
Gibraltar	74,657	152,372	240,412
Jamaica	—	77,385	147,211
Singapore	—	—	39,496
Other	10,747	19,849	16,024

Total	247,436	505,605	790,657

        The Company's long-lived assets mainly consist of bunkering tankers, which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they carry. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

        The following disclosure of the locations of long-lived assets is based on the physical locations of the assets as of the dates shown. These locations are not necessarily indicative of the territories that have jurisdiction over such assets:

	As of December 31,
	2005	2006
Gibraltar	6,195	23,492
United Arab Emirates	21,750	14,572
Jamaica	9,737	14,071
Singapore	71	5,656
United States of America	810	785
Greece	524	123
International waters	4,142	3,788

Total	43,229	62,487

21. Subsequent Events:

        On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Liberian-flagged 67,980 dwt (built in 1983) double hull Panamax tanker which it intends to position at one of its ports as a floating storage facility. The purchase price of this vessel is $11,750 of which a 10% advance payment of $1,175 was paid to the seller on February 12, 2007. The remainder of the purchase price was paid upon delivery of the vessel, February 20, 2007.

        On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party purchaser to sell Aegean Hellas at a price of $8,791. On February 14, 2007, the Company received a 20% advance payment, of $1,758. The sale is expected to be completed upon the delivery of the vessel to the purchaser which is expected within April 2007.

        On February 27, 2007, the Company made grants of 109,167 shares of restricted common stock to certain employees of the Company under the 2006 Plan. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter. The grant-date fair value of the restricted stock awarded on February 27, 2007 was $14.06 per share.

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND SEPTEMBER 30, 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars—
except for share and per share data)

	December 31, 2006	September 30, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,425	$6,456
Trade receivables, net of allowance for doubtful accounts of $1,106 and $1,763, as of December 31, 2006 and September 30, 2007, respectively	66,803	127,421
Due from related companies	469	4,542
Inventories	30,634	44,690
Prepayments and other current assets	2,661	9,333
Restricted cash	750	750

Total current assets	183,742	193,192

FIXED ASSETS:
Advances for vessels under construction and acquisitions	46,779	72,654

Vessels, cost	70,943	125,862
Vessels, accumulated depreciation	(9,662)	(12,206)

Vessels' net book value	61,281	113,656

Other fixed assets, net	1,206	1,251

Total fixed assets	109,266	187,561

OTHER NON-CURRENT ASSETS:
Restricted cash	12,336	11,638
Deferred charges, net	10,519	9,423
Other non-current assets	14	24

Total assets	$315,877	$401,838

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$—	$26,000
Current portion of long-term debt	833	2,058
Trade payables to third parties	42,872	63,800
Trade payables to related companies	19,203	14,170
Other payables to related companies	125	209
Accrued and other current liabilities	4,986	7,131

Total current liabilities	68,019	113,368

LONG-TERM DEBT, net of current portion	32,663	51,647

OTHER NON-CURRENT LIABILITIES	196	402

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,410,000 shares, issued and outstanding at December 31, 2006 and September 30, 2007	424	424
Additional paid-in capital	185,103	186,320
Retained earnings	29,472	49,677

Total stockholders' equity	214,999	236,421

Total liabilities and stockholders' equity	$315,877	$401,838

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars—
except for share and per share data)

	Nine Months Ended September 30,
	2006	2007
REVENUES:
Sales of marine petroleum products—third parties	$582,163	$838,921
Sales of marine petroleum products—related companies	11,560	9,668
Voyage revenues	8,882	2,872
Other revenues	1,109	821

Total revenues	603,714	852,282

OPERATING EXPENSES:
Cost of marine petroleum products sold—third parties	425,852	678,025
Cost of marine petroleum products sold—related companies	123,868	107,881
Salaries, wages and related costs	8,868	14,830
Depreciation	2,911	4,200
Amortization of drydocking costs	974	2,411
Management fees	148	54
Gain on sale of vessel	—	(2,693)
Other operating expenses	17,946	25,592

Total operating expenses	580,567	830,300

Operating income	23,147	21,982

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs	(1,588)	—
Interest and finance costs	(3,606)	(1,495)
Interest income	542	1,847
Foreign exchange losses, net	(166)	(850)

	(4,818)	(498)

Income before income taxes	18,329	21,484
Income taxes	(5)	(1)

Net income	$18,324	$21,483

Basic earnings per common share	$0.65	$0.51

Diluted earnings per common share	$0.65	$0.51

Weighted average number of shares, basic	28,035,000	42,410,000

Weighted average number of shares, diluted	28,035,000	42,475,004

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2006	2007
Cash flows from operating activities:
Net income	$18,324	$21,483
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,911	4,200
Provision for doubtful accounts	499	657
Share-based compensation	—	1,217
Amortization of deferred charges	1,018	2,584
Gain on sale of vessel	—	(2,693)
Changes in assets and liabilities
Increase in trade receivables	(13,923)	(61,275)
Decrease (increase) in due from related companies	1,104	(4,073)
Increase in inventories	(13,095)	(14,056)
Increase in prepayments and other current assets	(2,836)	(6,672)
Increase in trade payables	23,001	15,895
Increase (decrease) in other payables to related companies	(40)	84
Increase in accrued and other current liabilities	2,205	2,145
Decrease (increase) in other non-current assets	790	(10)
Increase in other non-current liabilities	70	206
Payments for dry-docking	(5,394)	(2,918)

Net cash provided by (used in) operating activities	14,634	(43,226)

Cash flows from investing activities:
Advances for vessels under construction	(13,658)	(29,526)
Advances for vessel acquisitions	(34,895)	(56,492)
Net proceeds from sales of vessels	12,900	8,276
Purchase of other fixed assets	(23)	(161)
Decrease in restricted cash	970	698

Net cash used in investing activities	(34,706)	(77,205)

Cash flows from financing activities:
Proceeds from long-term debt	27,433	20,209
Repayment of long-term debt	(3,378)	—
Net change in short-term borrowings	9,512	26,000
Financing costs paid	(277)	(469)
Dividends paid	(4,000)	(1,278)

Net cash provided by financing activities	29,290	44,462

Net increase (decrease) in cash and cash equivalents	9,218	(75,969)
Cash and cash equivalents at beginning of period	7,602	82,425

Cash and cash equivalents at end of period	$16,820	$6,456

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars—
except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

        The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

        These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2007.

        The unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the Company's audited combined and consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2006.

2. Adoption of New Accounting Standards:

        In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial statements.

        In September 2006, the FASB issued Staff Position ("FSP") AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP AUG AIR-1"). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, "Audits of Airlines," and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. The adoption of this FSP did not have a material impact on the Company's financial statements.

        In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date." SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial statements.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 amends SFAS No. 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company's financial statements.

3. Inventories:

        The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2006	September 30, 2007
Held for sale:
Marine Fuel Oil	21,535	35,934
Marine Gas Oil	7,972	7,034

	29,507	42,968

Held for consumption:
Marine fuel	654	1,182
Lubricants	394	479
Victuals	79	61

	1,127	1,722

Total	30,634	44,690

4. Advances for Vessels Under Construction and Acquisitions:

        During the nine months ended September 30, 2007, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2007	46,779
Advances for vessels under construction and related costs	29,526
Payments for second hand vessel acquisitions and related costs	56,492
Vessels delivered and operational	(60,143)

Balance, September 30, 2007	72,654

        On May 25, 2007, and in connection with the call option agreement with the Fujian Southeast Shipyard ("Fujian"), the Company signed five separate shipbuilding contracts with Fujian for five 3,800 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-11 to 15). The construction price of each contract is $7,890, of which $755 is payable in advance, $1,132 is payable upon steel-cutting, $1,132 is payable upon keel-laying, $1,133 is payable upon launching and $3,738 is payable upon delivery and acceptance.

        On June 27, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Panamanian-flagged 11,474 dwt (built in 1980) double hull bunkering tanker, M/T Angeles B. The purchase price of the vessel is $7,000, of which a 10% advance, of $700 was paid, and the remainder is payable upon delivery of the vessel, which is expected in November 2007.

        On August 10, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Bahamas-flagged 8,736 dwt (built in 1980) single-hull oil products tanker, M/T Arion (subsequently renamed "Hope"). The purchase price of this vessel was $4,450 and the delivery of the vessel occurred on August 24, 2007. As of September 30, 2007, this vessel is in process of being converted into a double hull tanker. Accordingly, these conversion costs will be capitalized as part of the acquisition cost of this asset. This asset is expected to be operational within November 2007. As of September 30, 2007, the cost of this asset includes $250 of amounts which were not included in the contract price of the vessel but which were material costs incurred upon acquisition.

        The amounts shown in the accompanying consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related costs incurred during the construction periods which were capitalized.

        As of September 30, 2007, advances for vessels under construction and acquisitions, is analyzed as follows:

			September 30, 2007
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3500-2	2007	8,425	4,593	370	4,963
DN-3500-3	2007	8,425	4,593	307	4,900
DN-3500-4	2007	8,425	4,593	192	4,785
DN-3500-5	2007	8,425	2,952	122	3,074
DN-3500-6	2008	8,425	1,933	58	1,991
DN-3500-7	2008	8,425	1,933	48	1,981
DN-3500-8	2008	8,425	1,932	101	2,033
DN-3500-9	2008	8,425	1,932	88	2,020
DN-3500-10	2008	8,425	757	78	835
DN-3800-11*	2009	7,890	755	9	764
DN-3800-12*	2009	7,890	755	9	764
DN-3800-13*	2009	7,890	755	9	764
DN-3800-14*	2009	7,890	755	9	764
DN-3800-15*	2009	7,890	755	9	764
Severnav Shipyard
N 2230007	2007	11,348	3,725	301	4,026
N 2220000	2008	11,278	4,506	375	4,881
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	4,080	59	4,139
QHS-208	2009	11,600	2,000	59	2,059
QHS-209	2009	11,600	2,000	59	2,059
QHS-210	2009	11,600	2,000	59	2,059
QHS-215	2009	11,600	2,000	59	2,059
QHS-216	2009	11,600	2,000	59	2,059
QHS-217	2009	11,600	2,000	59	2,059
QHS-220	2008	11,000	4,940	178	5,118
QHS-221	2008	11,000	2,900	138	3,038
QHS-222	2009	11,000	1,020	74	1,094
QHS-223	2009	11,000	1,020	74	1,094
QHS-224	2009	11,000	1,020	88	1,108
Acquired Assets
Hope	2007	4,450	4,450	250	4,700
Angeles B	2007	7,000	700	—	700

Total		285,551	69,354	3,300	72,654

*
Contract amount does not include the contract with the engineering firm which, as of September 30, 2007, was not signed. This contract is expected to be signed during the fourth quarter of 2007.

        As of September 30, 2007, the remaining obligations under these contracts are payable as follows:

Amount
October 1 to December 31, 2007	52,821
2008	95,843
2009	67,533

216,197

5. Vessels:

        During the nine months ended September 30, 2007, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2007	70,943	(9,662)	61,281
—Vessels acquired and delivered	60,143	—	60,143
—Disposals	(5,224)	1,540	(3,684)
—Depreciation	—	(4,084)	(4,084)

Balance, September 30, 2007	125,862	(12,206)	113,656

        On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Liberian-flagged 67,980 dwt (built in 1983) double-hull Panamax tanker, the Ouranos, for use as a floating storage facility. Upon delivery, the vessel underwent modifications to its infrastructure, which modifications are critical for its use as a floating storage facility. On August 7, 2007, the vessel was operational at the Company's service center in Fujairah. The total capitalized cost of this asset, of $18,378, includes $6,628 of amounts which were not included in the contract price of the vessel but which were material costs incurred upon acquisition.

        On April 17, 2007, the Company sold the vessel, Aegean Hellas, to a third-party purchaser for an aggregate price of $8,791. The gain on sale of $2,693 resulted from the sale price reduced by the related sales expense of $515, the carrying value of the asset of $3,684 and the carrying value of unamortized dry-docking costs of $1,899, which is separately reflected in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2007.

        On May 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Swedish-flagged 7,030 dwt (built in 1991) double hull bunkering tanker, M/T Nautilus (renamed "Aegean Princess"). The capitalized cost of $12,241 includes the purchase price of the vessel of $12,000 and capitalized costs of $241. The delivery of the vessel occurred on May 25, 2007.

        On August 6, 2007, the newly-constructed bunkering tanker, DN-3500-1 (subsequently named "Milos'), was operational in the Company's service center in Singapore. The capitalized cost of this vessel of $9,051, includes the construction cost of the vessel of $8,425 and capitalized costs of $626.

        On August 31, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Panamanian-flagged 83,890 dwt (built in 1985) double hull Aframax tanker, M/T Berana (renamed "Leader"). The capitalized cost of $20,473 includes the purchase price of the vessel of $20,100 and capitalized costs of $373. The delivery of the vessel occurred on September 21, 2007.

6. Deferred Charges:

        During the nine months ended September 30, 2007, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2007	9,884	635	10,519
—Additions	2,918	469	3,387
—Disposals	(1,899)	—	(1,899)
—Amortization	(2,411)	(173)	(2,584)

Balance, September 30, 2007	8,492	931	9,423

        The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of operations.

7. Total Debt:

        The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheets as follows:

Loan Facility	December 31, 2006	September 30, 2007
Short-term borrowings:
Overdraft facility under secured senior credit facility dated 12/19/2006	—	26,000

Total short-term borrowings	—	26,000

Long-term debt:
Secured syndicated term loan dated 10/26/2005	13,503	14,537
Secured syndicated term loan dated 8/30/2005	4,964	8,636
Secured term loan facility under secured senior credit facility dated 12/19/2006	—	12,108
Secured term loan dated 2/10/2006	4,175	—
Secured term loan dated 10/25/2006	2,350	3,760
Secured term loan dated 10/27/2006	1,504	3,008
Secured syndicated term loan dated 10/30/2006	7,000	8,500
Secured term loan dated 7/5/2007	—	3,156

Total long-term debt	33,496	53,705
Less: Current portion of long-term debt	(833)	(2,058)

Long-term debt, net of current portion	32,663	51,647

        On July 5, 2007, the Company concluded a secured term loan from an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15. The loan is available in five tranches of $7,512 each. Each tranche is repayable in 40 consecutive quarterly installments of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance. The loan bears interest at LIBOR plus 0.90% prior to the delivery of each vessel and at LIBOR plus 0.85% post delivery of each vessel. The loan is collateralized by a first priority mortgage over each of the vessels. As of September 30, 2007, the Company had $3,156 outstanding under this facility.

        As of September 30, 2007, the Company had an available unutilized overdraft line of $24,000 under its secured senior credit facility, and had an available unutilized aggregate amount of $179,068 under its secured term loan facilities.

        The annual principal payments of long-term debt required to be made after September 30, 2007, are as follows:

Amount
October 1 to December 31, 2007	140
2008	2,725
2009	3,628
2010	4,111
2011	3,805
2012 and thereafter	39,296

53,705

8. Other Operating Expenses:

        The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Nine Months Ended September 30,
	2006	2007
Bunkering tanker voyage expenses	709	227
Bunkering tanker insurance	811	954
Bunkering tanker repairs and maintenance	1,305	1,973
Bunkering tanker spares and consumable stores	964	1,353
Bunkering tanker consumption of marine petroleum products	2,605	4,874
Cargo transportation	—	2,315
Provision for doubtful accounts	499	658
Operating costs of Aegean Hellas	4,759	2,926
Operating costs of storage facilities	1,231	752
Other	5,063	9,560

Total	17,946	25,592

9. Contingencies:

        On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the

Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these consolidated financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these combined and consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

10. Equity Incentive Plan:

        On February 27, 2007, the Company granted 109,167 shares of restricted common stock to certain employees of the Company under the 2006 Equity Incentive Plan ("2006 Plan") adopted by the Company on November 2, 2006. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter.

        On May 22, 2007, the Company granted 29,600 shares of restricted common stock to four non-executive members of the Board of Directors under the 2006 Plan. With respect to 19,600 shares, the restricted shares vest and the restrictions lapse on the date of the 2008 Annual Meeting of Shareholders. The remaining 10,000 shares vest on the date of the 2009 Annual Meeting of Shareholders.

        On September 7, 2007, the Company granted 10,000 shares of restricted common stock to a certain employee of the Company under the 2006 Plan. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on September 7, 2008 and on September 7 of each of the three years thereafter.

        All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

        The following table summarizes the status of the Company's unvested restricted stock outstanding for the nine months ended September 30, 2007 (in thousands, except for weighted average grant date fair value):

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2007	107	15.75
Granted	149	15.52

September 30, 2007	256	15.62

        The grant-date fair values of the restricted stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $1,217 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2007.

        As of September 30, 2007, there was $2,741 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 2.2 years as follows:

Amount
October 1 to December 31, 2007	523
2008	1,237
2009	601
2010	291
2011	89

2,741

11. Common Stock and Additional Paid-In Capital:

        Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. As of September 30, 2007, the Company had no shares of preferred stock issued and outstanding and had 42,410,000 shares of common stock, with a par value of $0.01, issued and outstanding.

        During the nine months ended September 30, 2007, the Company declared and paid dividends of $1,278.

12. Business Segments and Geographical Information:

        The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

        The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

        Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Nine Months Ended September 30,
	2006	2007
Greece	135,826	111,492
Gibraltar	173,894	289,987
United Arab Emirates	137,248	171,574
Jamaica	107,897	149,816
Singapore	27,370	114,699
Other	11,488	11,021

Total	593,723	848,589

        The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

        The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2006	September 30, 2007
Gibraltar	23,492	34,344
United Arab Emirates	14,572	31,842
Jamaica	14,071	6,945
Singapore	5,656	20,388
United States of America	785	768
Greece	123	162
International waters	3,788	20,458

Total	62,487	114,907

13. Subsequent Events

        On September 27, 2007, the Company signed a memorandum of agreement with a third-party seller for the purchase of Vera, a 1985-built 2,642 dwt single hull bunkering tanker, for $1,900 The Company took delivery of the vessel on October 9, 2007.

        On September 27, 2007, the Company signed a memorandum of agreement with a third-party seller for the purchase of Sara, a 1990-built and 2003-upgraded 7,233 dwt double hull bunkering tanker, for $5,900. The Company took delivery of the vessel on October 9, 2007.

        On October 9, 2007, the Company entered into three share purchase agreements for the purchase of all of the outstanding stock of Bunkers at Sea, a Belgium-based marketer and independent physical supplier of marine fuel to vessels in port and at sea. The price of this acquisition is $3,200 plus certain post-closing working capital adjustments which will be finalized by November 30, 2007.

        On October 19, 2007, the Company's secured senior credit facility was amended and increased up to $208,400 including an increase in the overdraft sublimit from $50,000 to $75,000. As of October 26, 2007, the Company had an overdraft balance of $66,200.

        On October 29, 2007, the Company cancelled the purchase of Angeles B, a 1980-built double hull bunkering tanker.

        On October 30, 2007, the Company's senior secured credit facility was further amended and increased up to $218,400 including an increase in the overdraft sublimit from $75,000 to $85,000.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of this date.

6,750,000 shares

Common Stock

PROSPECTUS

November 15, 2007
Bear, Stearns & Co. Inc.
Jefferies & Company
Dahlman Rose & Company
Johnson Rice & Company
L.L.C.
Stephens Inc.

QuickLinks

  Filed Pursuant to Rule 424(b)1 Registration No. 146918
PROSPECTUS SUMMARY
Our Company
Our Competitive Strengths
Our Strategy
Risk Factors
Corporate Information
Selling Shareholders
The Offering
Summary Combined and Consolidated Financial and Other Data
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
SELECTED COMBINED AND CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW
TAX CONSIDERATIONS
EXPENSES RELATED TO THIS OFFERING
UNDERWRITING
LEGAL MATTERS
EXPERTS
INDUSTRY AND MARKET DATA
ENFORCEABILITY OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY OF INDUSTRY TERMS
AEGEAN MARINE PETROLEUM NETWORK INC. INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AEGEAN MARINE PETROLEUM NETWORK INC. CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006 (Expressed in thousands of U.S. dollars—except for share and per share data)
AEGEAN MARINE PETROLEUM NETWORK INC. COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (Expressed in thousands of U.S. dollars—except for share and per share data)
AEGEAN MARINE PETROLEUM NETWORK INC. COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (Expressed in thousands of U.S. dollars—except for share and per share data)
AEGEAN MARINE PETROLEUM NETWORK INC. COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (Expressed in thousands of U.S. dollars)
AEGEAN MARINE PETROLEUM NETWORK INC. NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. dollars— except for share and per share data, unless otherwise stated)
AEGEAN MARINE PETROLEUM NETWORK INC. CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND SEPTEMBER 30, 2007 (UNAUDITED) (Expressed in thousands of U.S. dollars— except for share and per share data)
AEGEAN MARINE PETROLEUM NETWORK INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED) (Expressed in thousands of U.S. dollars— except for share and per share data)
AEGEAN MARINE PETROLEUM NETWORK INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED) (Expressed in thousands of U.S. dollars)
TABLE OF CONTENTS